Exhibit 2

ECONOMIC
AND FINANCIAL
DOCUMENT 2014

        •  Section I Italy's Stability Programme

Submitted by the Prime Minister
Matteo Renzi

and the Minister of the Economy and Finance
Pier Carlo Padoan

Approved by the Cabinet on 8 April 2014

INTRODUCTION

The 2014 Economic and Financial Document provides a valuable opportunity for the government to systematically outline the concrete initiatives that embody the country's willingness and commitment to sharply accelerate the process of structural reform of the economy, in pursuit of a new and sustainable recovery of growth and employment.

The government intends to implement reform initiatives with unprecedented urgency and ambition. This document outlines a path forward that represents a fundamental changeover from a state of crisis management to a policy of change, which may be summarised in two concepts: sustainable fiscal consolidation and acceleration of structural reforms focused on encouraging growth.

The national reforms initiated by previous governments and those planned for 2014 are fully consistent with the European framework. More specifically, the reforms are consistent with the priorities of the 2014 Annual Growth Survey; with the recommendations of the European Commission; with the priorities established within the European Semester; and with the seven flagship initiatives of the Europe 2020 Strategy.

Within this document, the government presents new and important policies for economic recovery. However, to harvest the fruits of the reforms and the sacrifices, several elements must be present.

First, Italy must make the most of the opportunities offered by a European framework that is now more conducive to investment for growth and employment. Synergy between the government, Parliament and the European Council will be essential in order to fully benefit from the existing flexibility within the Stability and Growth Pact and to facilitate a revival of productive public investment, while keeping the public finances in order.

It is in this vein that the European Commission agreed to allow Italy to pay off the past-due debts of the public administration. Flexibility is also needed to mitigate the possible negative effects of certain reforms in the short term, thereby allowing those reforms to trigger upward momentum in business expectations, in favour of growth and employment.

The objective is therefore to definitively leave behind the financial crisis through an intense and precise timetable that commits the government to tight deadlines, with rapid and certain regulatory action and implementation. This distinct and innovative approach differentiates the 2014 Economic and Financial Document.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	I

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

In essence, the strength of this transformation agenda is found not only in the content of the reforms, but, more importantly, in the capacity to translate reforms promptly into legislation and implement them rapidly and with certainty. Reforms must be planned and carried out effectively, including with the systematic monitoring of implementation of ministerial decrees and the subsequent enabling legislation.

The government is well aware of what the country needs, but also what the ordinary citizen must overcome, often on his own: a slow and cumbersome bureaucracy.

The strategy: immediate results through priority initiatives from a programme of structural reforms

The comprehensive structural-reform programme is focused on three key areas: institutions, economy and employment. With this focus, the implementation of the reforms will launch a major transformation of the country.

Key elements of an extensive institutional reform include: a new electoral law capable of ensuring governability; abolishing Provinces; modifying the functions of the Senate; and reforming Title V of the Constitution. These institutions have been responsible for slowing, and sometimes obstructing, the operation of the public sector, both national and local, as well as for delaying the recovery of the Italian economy.

The government's economic strategy centres on measures to spur the nation's competitiveness, in order to stimulate growth, while also considering budget constraints and the objective of a balanced budget in structural terms. The success of fiscal consolidation is reflected by the strong trend of Italy’s primary surplus, which again in 2014 will likely be one of the largest in the Euro Area.

The main measures of the coordinated economic reform programme that are expected to also have a significant near-term impact include:

•
The full implementation of the spending-review process, with stable and systematic changes to public spending mechanisms; the government's plan forecasts savings of approximately €4.5 billion in 2014, up to €17 billion in 2015 and €32 billion in 2016 with respect to the unchanged legislation. The savings will mainly be used for the reduction of the tax wedge. The government intends to institutionalise the spending review process, making it an integral part of the preparation of the State budget and that of other public administrations, through impact indicators capable of measuring the effectiveness and efficiency of spending.

•
The revision of taxation, above all through the reduction of the tax wedge, a measure that will provide tax relief to both families and businesses. Reducing taxes for workers in the lowest income brackets

II	MINISTERO DELL’ECONOMIA E DELLE FINANZE

INTRODUCTION

could provide a long-term stimulus to the labour supply and to reducing poverty. A part of this reform includes the implementation of a tax enabling law that not only revises the land registry, but also creates a more equitable, transparent, simplified and growth-oriented system, while also ensuring stability and legal certainty.

•
The acceleration and rapid implementation of the privatisation programme inaugurated by the previous government, through a targeted but determined effort to enhance the value of several State-controlled companies and a portion of State-owned real estate, ultimately by selling such assets. The primary objectives include public debt reduction, recovery of unproductive spending, reduction of State subsidies, and increased efficiency of the businesses involved. The measure intends to generate proceeds equivalent to around 0.7 per cent of GDP per year for 2014 and the following three years.

•
The completion of the payment of the public administration's past-due debts will take place alongside the implementation of a new settlement and monitoring system that will allow for complying with the terms of payment provided by EU regulations and reduce the endemic uncertainty of businesses, contributing positively to investment decisions.

•
An active programme to improve the business environment and to attract foreign capital through the simplification of the relationships between businesses and a wide range of public institutions (e.g., tax authorities, permitting and oversight authorities, civil justice system, as well as law enforcement and security). Added to this is the need to overcome a highly ‘bank-centric’ entrepreneurial environment, by making available and strengthening alternative sources of financing for businesses (in particular, for SMEs).

•
Improvement and simplification of the labour market through the Jobs Act, designed to produce a more inclusive and dynamic system to overcome the remaining segmentation and rigidity and to contribute to structurally increasing both employment (especially youth employment) and labour productivity. Greater flexibility will result from the creation of a single contract with forms of progressive protection. Greater protection refers to employees, but also includes more broad-based support of private initiatives, through special programmes for self-employment, venture capital, and in particular youth entrepreneurship. Decentralised contract bargaining will be strengthened, further empowering the individual parties to the contract, to ensure worker involvement in companies and link compensation to the common goal of productivity.

•	Reform of the public administration and bureaucratic simplification, reform of civil, penal and administrative justice systems, efforts to

MINISTERO DELL’ECONOMIA E DELLE FINANZE	III

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

improve the status of education and training of young people, aid to research, and efforts to improve the status of university studies, including through the ‘Youth Guarantee’.

The structural initiatives are rounded out by immediate measures, some of which have already been implemented, designed to provide tangible results to the public. These measures include:

•	School plan: Approximately €2 billion have been allocated for projects to make school buildings safer, and may be utilised by municipalities and provinces.

•	In the Guarantee Fund an additional €670 million of resources have been made available for 2014 as part of over €2 billion for the three-year period for SMEs.

•	A housing plan of about €1.3 billion to fund measures for the purchase or renovation of homes.

•	Investments provided by the Cohesion Policies in the new Structural Funds programming cycle, and measures against hydro-geological instability and for the protection of the environment.

Structural reforms and fiscal consolidation: complements not substitutes

The reform strategy hinges on fiscal consolidation: for a highly indebted country such as Italy, budget stability represents an indispensable precondition for triggering solid and long-lasting growth.

This strategy requires simultaneous and complementary action on: fiscal consolidation and public debt reduction; the resumption of growth to guarantee public finance sustainability; a return to normality in the flow of credit to businesses and families, including through the reinforcement of alternatives to bank credit and the payment of the public administration's trade debts; and the adoption of structural reforms that will revive productivity and ease bottlenecks such as bureaucracy, an inefficient justice system, organised crime and corruption.

The country's significant efforts to keep its accounts under control, duly rewarded by the financial markets, give Italy the opportunity to emerge from years of severe austerity. However, economic decisions cannot deviate from budget stability, which is being closely monitored by the holders of the nation's debt. Completing the programme of structural reforms in its entirety in order to relaunch the competitive capacity and as a consequence, GDP, while maintaining support for the recovery, will allow the nation to continue on the path of fiscal consolidation.

IV	MINISTERO DELL’ECONOMIA E DELLE FINANZE

INTRODUCTION

In order to ensure the success of this strategy, it will be crucial to harness the involvement and constructive contributions of all stakeholders, from industry and labour, to business associations, political parties, as well as the public at large, to ultimately deliver results, tailored to be compatible with the maintenance of budget equilibrium.

It is an ambitious plan, but this is what the country needs, and this is the commitment we make for Italy.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	V

INTRODUCTION

TABLE OF CONTENTS

I.	OVERALL FRAMEWORK AND ECONOMIC-POLICY OBJECTIVES	1
II.	MACROECONOMIC FRAMEWORK	3
II.1	International scenario	3
II.2	Italy's economy	4
III.	REPORT TO PARLIAMENT ON NET BORROWING AND THE PUBLIC DEBT	15
III.1	Public finance: policy scenario	15
III.2	Financial impact of key reforms	24
III.3	Compliance with fiscal rules	25
III.4	The cyclically adjusted budget balance	36
III.5	Public debt	41
III.6	Trend of the debt-to-GDP ratio	45
III.7	The debt rule and other relevant factors	50
IV.	SENSITIVITY AND SUSTAINABILITY OF PUBLIC FINANCE	57
IV.1	Short-term scenarios	57
IV.2	Medium-term scenarios	66
IV. 3	Long-term scenarios	68
V.	QUALITY OF PUBLIC FINANCES	83
V.1	Actions taken and indications for future years .	83
V.2	Spending review	99
VI	INSTITUTIONAL ASPECTS OF PUBLIC FINANCE	105
VI.1	Implementation of new EU governance framework: latest developments	105
VI.2	Fiscal rules	106

MINISTERO DELL’ECONOMIA E DELLE FINANZE	VI

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

TABLES

Table I.1	Public finance indicators
Table II.1	Base assumptions
Table II.2A	Macroeconomic prospects
Table II.2B	Prices
Table II.2C	Labour market
Table II.2D	Sector accounts
Table III.1	Differences compared with the previous Stability Programme
Table III.2	General government budgetary prospects
Table III.3	Amounts to be excluded from the expenditure rule
Table III.4	No policy-change scenario
Table III.5	State sector – public sector – cash balances
Table III.6	Financial impact of the new 2014 NRP measures
Table III.7	Italy's output gap
Table III.8	Macroeconomic impact of the 2014 planned reforms
Table III.9	The cyclically-adjusted budget
Table III.10	Factors determining the public debt
Table III.11	General government debt by sub-sector
Table III.12	Minimum linear structural adjustment (MLSA)
Table IV.1	Sensitivity to growth
Table IV.2	Summary of macroeconomic fiscal shocks
Table IV.3	Public expenditure for pensions, healthcare, long-term care, education and unemployment compensation
Table IV.4	Sustainability indicators
Table V.1	Cumulative net impact of 2013 legislation on general government net borrowing
Table V.2	Cumulative effects of 2013 budget packages on general government net borrowing
Table V.3	Cumulative net impact of 2013 budget packages on general government net borrowing by sub-sector
Table V.4	Cumulative net impact of 2014 Stability Law and initial measures for 2014 on general government net borrowing
Table V.5	Cumulative impact of 2014 Stability Law and initial measures for 2014 on general government net borrowing
Table V.6	Cumulative net impact of 2014 Stability Law and initial measures for 2014 on general government net borrowing by sub-sector
Table V.7	Impact of 2014 Stability Law on general government net borrowing
Table V.8	Impact of Decree-Law No. 4/2014 on general government net borrowing
Table V.9	Impact of Decree-Law No. 16/2014 on general government net borrowing
Table V.10	Impact of Decree-Law No. 47/2014 on general government net borrowing

VII	MINISTERO DELL’ECONOMIA E DELLE FINANZE

TABLE OF CONTENTS

FIGURES

Figure II.1	Export and import volumes by geographic area - 2013
Figure II.2	Export and import volumes by sector - 2013
Figure III.1	General government total expenditure, net of interest
Figure III.2	Potential GDP
Figure III.3	Real growth rate of potential GDP in the reform scenario
Figure III.4	Impact of the reforms on the public debt: differences compared with the baseline scenario
Figure III.5	Italian government securities yield curve
Figure III.6	Spread of 10-year benchmark BTP versus Bund
Figure III.7	Yields on 10-year benchmark issues of Italian government securities
Figure III.8	Yield differential between 10- and 2-year Italian government securities
Figure III.9	Factors determining the public debt
Figure III.10	Trend of the debt-to-GDP ratio (inclusive and net of support to Euro Area countries)
Figure III.11	Combinations of primary surplus and snowball effect that allow for respecting the debt rule in 2015 on the basis of unchanged legislation
Figure III.12	Combinations of primary surplus and snowball effect that allow for respecting the debt rule in 2015 on the basis of the policy scenario
Figure III.13	Financial liabilities of households
Figure IV.1	Sensitivity of net borrowing to growth
Figure IV.2	Sensitivity of public debt to growth
Figure IV.3	Mix of domestic government securities outstanding
Figure IV.4	Average life and financial duration of government securities
Figure IV.5	Ratio of interest expenditure to GDP and weighted average cost at issuance
Figure IV.6A	Stochastic projection of the debt-to-GDP ratio with temporary shocks
Figure IV.6B	Stochastic projection of the debt-to-GDP ratio with permanent shocks
Figure IV.7	Medium-term projection of debt-to-GDP ratio under different scenarios
Figure IV.8	Public debt sensitivity to increase/decrease in net flow of immigrants
Figure IV.9	Public debt sensitivity to macroeconomic assumptions. Higher/lower productivity growth
Figure IV.10	Public debt sensitivity to macroeconomic assumptions. Rates of employment and rates of activity of the elderly and women.
Figure IV.11	Public debt sensitivity to healthcare expenditure assumptions in risk scenario
Figure IV.12	Public debt sensitivity to structural primary surplus
Figure IV.13	The impact of the reforms on the debt-to-GDP ratio

MINISTERO DELL’ECONOMIA E DELLE FINANZE	VIII

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

FOCUS TOPICS

Chap. II	Comparison between macroeconomic forecasts
Macroeconomic impact of 2012 and 2013 structural reforms
Italian manufacturing: turnover, competitiveness and crisis-prevention strategies
Chap. III	The expenditure rule
Sensitivity of the structural balances to the method used to calculate the output gap
Chap. IV	Pension reform
State guarantees
Chap. V	The fight against tax evasion
Italian public development aid
Methodology for international comparisons of expenditure

IX	MINISTERO DELL’ECONOMIA E DELLE FINANZE

I.	OVERALL FRAMEWORK AND ECONOMIC-POLICY OBJECTIVES

The recession in Italy, which began in the second half of 2011, essentially came to an end in the third quarter of 2013. GDP fell by 1.9 per cent on average in the year, thereby confirming the official estimates published in the Draft Budgetary Plan in October.

TABLE I.1: PUBLIC FINANCE INDICATORS (% OF GDP)
	2012	2013	2014	2015	2016	2017	2018
SCENARIO BASED ON UNCHANGED LEGISLATION
Net borrowing	-3.0	-3.0	-2.6	-2.0	-1.5	-0.9	-0.3
Cumulative change in primary balance 2015-2018			0.0	0.3	0.6	0.6	0.6
POLICY SCENARIO (4)
Net borrowing	-3.0	-3.0	-2.6	-1.8	-0.9	-0.3	0.3
Primary balance	2.5	2.2	2.6	3.3	4.2	4.6	5.0
Interest	5.5	5.3	5.2	5.1	5.1	4.9	4.7
Structural net borrowing (1)	-1.4	-0.8	-0.6	-0.1	0.0	0.0	0.0
Change in structural balance	-2.2	-0.6	-0.2	-0.5	-0.1	0.0	0.0
Public debt (including support) (2)	127.0	132.6	134.9	133.3	129.8	125.1	120.5
Public debt (net of support) (2)	124.2	129.1	131.1	129.5	126.1	121.5	116.9
MEMO: Draft Budgetary Plan (October 2013)
Net borrowing at unchanged legislation		-3.0	-2.5
Structural net borrowing (1)		-0.5	-0.3
Public debt (including support) (3)		132.9	132.7
MEMO: UPDATE TO 2013 EFD (September 2013)
Net borrowing	-3.0	-3.0	-2.5	-1.6	-0.8	-0.1
Primary balance	2.5	2.4	2.9	3.7	4.5	5.1
Interest	5.5	5.4	5.4	5.3	5.3	5.1
Structural net borrowing (1)	-1.3	-0.4	-0.3	0.0	0.0	0.0
Change in structural balance	-2.2	-0.6	-0.1	-0.3	0.0	0.0
Public debt (including support) (3)	127.0	132.9	132.8	129.4	125.0	120.1
Public debt (net of support) (3)	124.3	127.6	125.8	122.7	118.5	113.8
Nominal GDP (absolute value x 1,000) (4)	1,566.9	1,560.0	1,587.1	1,626.8	1,676.6	1,731.0	1,788.9
(1) Structural: net of one-off measures and cyclical component.
(2) Inclusive or net of Italy's portion of loans to Member States of the EMU (bilateral or through the EFSF) and the ESM programme. For the years of 2012 and 2013, the amount of the loans to Member States of the EMU (bilateral or through the EFSF) and the ESM programme were respectively €42.665 billion and €55.620 billion. The estimates for 2014-2017 include the proceeds from privatisations amounting to approximately 0.7 percentage points of GDP per year. The year-on-year estimates underlying the policy scenario include the proceeds expected from the repayment of bonds financed by the Treasury in favour of Monte dei Paschi di Siena, in an amount equal to approximately €4.0 billion; the repayment is to occur in tranches over the 2014-2017 period.
(3) Inclusive or net of Italy's portion of the EFSF, loans to Greece and the capitalisation of the ESM programme. For the years of 2012 and 2013, the amount of loans to Member States of the EMU (bilateral or through the EFSF) and the ESM programme were respectively €42.665 billion and €55.620 billion. The estimates for the years 2014-2017 include the proceeds from privatizations amounting to approximately 0.5 percentage points of GDP per year.
(4) The forecasts do not incorporate the impact of the structural reforms announced but not included in the Stability Programme.

In the course of 2013, economic-policy measures were aimed at maintaining financial stability and an initial revitalisation of the economy through actions

MINISTERO DELL’ECONOMIA E DELLE FINANZE	1

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

focusing on the labour market and favouring businesses. Several initiatives tackled social emergencies and were designed so as to have a substantially neutral impact on the budget, taking into account the programme to streamline and restructure certain expenditures. Despite unfavourable economic developments, fiscal consolidation was pursued with determination: in nominal terms, net borrowing for 2013 remained within the threshold of 3.0 per cent of GDP, and was virtually unchanged compared with the results for the previous year.
Italy's economy has entered a recovery phase, marked by a somewhat favourable trend in foreign trade and gradual stabilisation of domestic demand. The fragile situation in the labour market is likely to continue in 2014, with a gradual reduction of the unemployment rate projected for subsequent years. The disparity between GDP and potential GDP remains high again this year. This difference is higher than the relevant threshold for normal economic conditions according to EU methodology, thus indicating the presence of ‘exceptional circumstances’. In addition, the acceleration of the reform process by the new government should permit, on the basis of EU criteria, a more gradual fiscal adjustment path.
Accordingly, the government's budget planning provides for a temporary deviation from the adjustment path toward a balanced budget in structural terms. The important structural reforms, announced and partly introduced, will contribute to improving the Italian economy's potential output and will entail a medium-term structural improvement of the budget balance and its sustainability over time.
Starting from an estimated value of 0.8 per cent of GDP in 2013, the structural deficit should contract gradually, substantially resulting in a zero balance in 2015 and a fully balanced position in 2016. According to the policy scenario, the primary surplus in nominal terms should rise steadily, hitting 5.0 per cent in 2018, while the debt-to-GDP ratio should start to fall as from 2015. The achievement of a balanced budget in structural terms in 2015 and in 2016 will require additional measures in order to close the remaining gap; the government anticipate that these measures focus exclusively on public expenditure.
The deferral to 2016 of the achievement of the balanced budget, which is Italy's Medium Term Objective, does not constitute a violation of European regulations and appears in line with national laws that implement provisions enacted at the European level. In the case of exceptional circumstances, national laws provide that the government, if it deems is necessary to deviate from the policy-scenario targets, shall submit a report and a specific authorization request to Parliament, after consultation with the European Commission, spelling out the magnitude and duration of the deviation, as well as detailing a plan that allows for converging toward the Medium Term Objective. The government, taking into consideration both the process of reform which it intends to implement and related European regulations, is committed to achieve the Medium Term Objective within the EFD planning horizon. The aforementioned report is contained in Chapter III of this document and, together with the realignment plan that coincides with the policy scenario outlined in this document, will be submitted for an absolute majority vote of both the Senate and the Chamber of Deputies.

2	MINISTERO DELL’ECONOMIA E DELLE FINANZE

II. MACROECONOMIC FRAMEWORK

II.1 INTERNATIONAL SCENARIO

In 2013, global GDP and trade increased by 2.9 per cent and 2.6 per cent, respectively, with a slight deceleration in the growth of both aggregates in comparison with the previous year.
In the Euro Area, the positive trend of the economy in the second half of the year was not sufficient to prevent a 0.5 per cent contraction of GDP and a further increase in the unemployment rate to 12.1 per cent. These developments were caused by weakness in domestic demand resulting from restrictive fiscal policies and difficulties in increasing the supply of credit to businesses, despite the ECB's expansionary monetary policy. In the United States, GDP grew by 1.9 per cent and the unemployment rate contracted further to 7.4 per cent. The Federal Reserve has started the gradual tapering of its programme of quantitative easing to stimulate economy. In Japan, although GDP expanded by 1.5 per cent, it is not yet clear whether the government's ambitious programme and the Bank of Japan's extremely accommodating policy will be sufficient to end the country's lengthy struggle with deflation. Overall, emerging countries and more recently industrialised nations have continued to enjoy growth rates above those in more developed economies, although the figures for 2013 are significantly lower than in past years. In 2013, China grew by 7.8 per cent and India by 4.4 per cent.
The forecasts for global economy growth in 2014 indicate GDP will increase by 3.7 per cent and world trade will expand by 5.0 per cent. For the Euro Area, GDP is expected to rise by 1.2 per cent, while the unemployment rate should experience an initial slight reduction to 12.0 per cent. GDP growth in the United States is projected to equal 2.9 per cent, while the forecast for Japan is 1.6 per cent.
In 2015, the global economy is expected to grow by 4.0 per cent, with trade increasing by 5.9 per cent. The projections seem to indicate an international recovery in which the contribution of developed economies is likely to be greater than in previous years; in this regard it is worth noting the expected strengthening of domestic demand. In addition, the tensions on the financial markets have diminished further, while the containment of energy, food and industrial commodity prices is another favourable factor.
However, uncertainties about the future remain. In the Euro Area, the level of indebtedness remains high, which may require the adoption of additional restrictive fiscal policies, with possible consequences on economic growth just starting to recover. With the inflation rate well below 2.0 per cent, the risk of deflation may weigh negatively on investment and borrowing decisions. It should also be noted that credit to businesses has continued to shrink despite the ECB's accommodative monetary policy, making an economic recovery and the rapid re-

MINISTERO DELL’ECONOMIA E DELLE FINANZE	3

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

absorption of the unemployed more difficult, with an ensuing increase in long-term unemployment.

II.2 ITALY'S ECONOMY

The recession, which began in the second half of 2011, ended in the fourth quarter of 2013, after nine consecutive quarters of GDP contraction. GDP fell by 1.9 per cent in 2013, essentially in line with the estimates published in October 2013 in the Draft Budgetary Plan (DBP) (-1.8 per cent).
Domestic demand continued to contribute negatively to GDP growth (-2.6 percentage points). With higher levels of non-performing loans making lenders more cautious in granting new financing, the conditions for businesses to access credit remained restrictive. The weakness of the labour market influenced household spending decisions. The contribution of net exports was still positive in 2013, albeit more limited than in 2012. Inventory reduction levelled off.
Investments in machinery and transport equipment started to grow again in 2013, with the plant-capacity utilisation rate also increasing. In the second half of the year, there were signs of a revival of manufacturing activity: the decline in industrial production gradually decelerated, and in the final quarter of the year, industrial production registered growth (+0.9 per cent) after ten quarters of contraction.
The construction industry is still struggling. The decrease in investment in construction was steeper in 2013 than in 2012, while housing prices fell markedly1.
In 2013, real household disposable income decreased further, influencing consumer spending decisions. Household consumption, having fallen since 2011, continued to shrink (-2.6 per cent) with decreases in all of its components. The savings rate increased.
The measures to contain public expenditure also resulted in a 0.8 per cent real decline in public consumption, which includes employee compensation and intermediate consumption.
Exports gradually gained greater momentum over the year, supported by the favourable trend of global demand. After 10 consecutive quarters of declines, imports also returned to growth in the second half of 2013, although at a lower rate than export growth. The resulting trade surplus (+2.4 per cent of GDP) led to a current account surplus in the balance of payments (+0.8 per cent of GDP) - the first surplus in more than 10 years. In addition, Foreign direct investment (FDI) inflows amounted to approximately €12.4 billion (provisional data), a marked rise from 2012 (€72 million); a similar trend was seen with direct investment abroad, which rose by €17.6 billion (€23.8 billion compared with €6.2 billion for 2012)2. This trend was also widespread in the Euro Area, where, in addition to Italy, both Germany and Spain registered substantial increases in incoming FDI flows3.
____
1 Source: OECD. Data for the first three quarters of 2013 in comparison with the same period of the previous year.
2 Bank of Italy, ‘Balance of payments and capital position abroad’, Supplements to Statistical Bulletin, Monetary and Financial Indicators, No. 17, New series, Year XXIV, 26 March 2014.
3 In recent years, most of the direct investment from abroad has been directed toward Belgium, Ireland, the Netherlands and Luxembourg, partially due to the favourable system of taxation on investment. In 2013, the

4	MINISTERO DELL’ECONOMIA E DELLE FINANZE

II. MACROECONOMIC FRAMEWORK

Conditions in the labour market remained weak. Employment as measured in full-time equivalents (FTEs) fell by 1.9 per cent; the decrease in the number of employed was particularly strong in the construction industry (-9.0 per cent, equal to approximately 160,000 FTEs) and the private services sector (-1.4 per cent equal to approximately 186,000 FTEs). The number of employed according to national accounts experienced a decrease of 2.0 per cent, similar to the decline measured in FTEs. However, signs of stabilisation were seen in the manufacturing sector (excluding construction), which reported a decrease in 2013 in the number of hours authorised for wage-supplementation schemes (CIG). In contrast, the construction industry increased its reliance on the CIG.
In 2013, the supply of labour was slightly lower than in 2012 due to a decrease in the participation of men in the labour market, though the participation of women increased in 2013. Together with the decrease in the number of employed, the unemployment rate rose to 12.2 per cent. The rate of youth unemployment (ages 15-24) rose to 40 per cent from 35.3 per cent in 2012.
Wage moderation continued. Wages per employee rose by 1.4 per cent, which was slightly below the growth of contractual wages (+1.5 per cent). Notwithstanding the containment of wages, the unit labour cost rose due to the lack of productivity growth. It is important to note that, while the deceleration in the growth of unit labour costs is not visible in the annual data because of the positive year-on-year comparisons with 2012, the cyclical changes provide a strong indication thereof.
The harmonised index of consumer prices (HICP) rose by 1.3 per cent, decelerating markedly in comparison with 2012 as a result of lower prices for energy and telecommunications. The increase in the value-added tax (VAT) rate did not have any visible impact on inflation.

Prospects for the Italian economy

The forecasts for the Italian economy are based on a gradual recovery of world trade and on stronger growth in both emerging and highly developed economies. Spreads are expected to fall further, reaching 100 basis points by the end of the forecast period.
The most recent cyclical indicators suggest the continuation of the moderately expansionary phase. The confidence of manufacturers continues to grow, while positive signs are coming from the services sector. Industrial production is forecast to grow in the first quarter.
On the basis of information available, a moderate increase in GDP is expected in the first quarter, with a stronger recovery expected in the following quarters. After having considered the slightly negative effect of year-on-year comparisons with 2013, the estimate of annual GDP growth for 2014 has been revised down to 0.8 per cent, in comparison with the 1.1 per cent predicted in the Draft Budgetary Plan of October 2013. The recovery should be more pronounced in 2015, with GDP growth of 1.3 per cent. In the subsequent three-year period, GDP growth should average 1.7 per cent per year.

majority of the EU countries (15 of 27) witnessed a decrease in incoming investment, including France and Hungary in particular. Source: UNCTAD, ‘Global Investment Trends Monitor’, No. 15, 28 January 2014.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	5

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

The main components of domestic demand should start to contribute positively to the change in GDP as from 2014. While private consumption should increase more markedly as from the second half of the year, the growth rate of this component of demand should remain slightly below that of GDP growth. Investments in machinery are poised to rise significantly as a result of both more favourable prospects for demand and incremental liquidity stemming from the already planned payment of the general government’s trade debts. Investments in construction should remain weak in 2014 but are projected to expand at higher rates in the years ahead. Exports should be supported by the positive trend of global demand. The rebound of domestic demand is likely to interrupt the contraction of imports, which should again start to grow, and the contribution of net foreign demand is forecast to be only marginally positive at the end of the forecast period. The balance of payments should remain in surplus for the entire forecast period, due to the contribution of the trade surplus.
The recovery of employment is projected to be modest in 2014 and to gain momentum in 2015, through with rates of growth lower than GDP growth rates. The unemployment rate is expected to decline more markedly only near the end of the forecast period, when it should fall to 11 per cent. Productivity growth combined with the continued wage moderation should slow the momentum of unit labour costs. The increase in consumer prices is forecast to remain modest across the entire forecast period.
The downward revision of the GDP growth rate in comparison with the projections contained in the DBP published in October is attributable in the short term to the continuation of restrictions in the granting of credit to the private sector, and in the medium term, to several delays in implementing structural reforms in comparison with the timetables originally provided.

6	MINISTERO DELL’ECONOMIA E DELLE FINANZE

II. MACROECONOMIC FRAMEWORK

FOCUS
Comparison between macroeconomic forecasts

Europe's new governance system requires the creation of an independent authority for the preparation and/or validation of macroeconomic forecasts. In Italy, the independent authority was established at the Parliament and is known as the Parliamentary Budget Office (PBO); it will certify the government's macroeconomic forecasts1.

The appointment of the PBO Council, to be comprised of a chairman and two members, is currently in process. In the weeks ahead, the Budget Commissions of the Senate and the Chamber of Deputies will select, with a two-thirds majority, 10 nominees from a total of 66 eligible candidates. From these 10 nominees, the President of the Senate and the President of the Chamber of Deputies will select the three members of the PBO Council. The creation of the Council will occur by decree, to be adopted by agreement of the President of the Senate and the President of the Chamber of Deputies.

As indicated previously in the EFD Update published in September, in absence of the PBO, a comparison will be made between the GDP growth estimates in this document and the most recently published estimates of national and international entities, one of which is the European Commission. The comparison between the official growth estimates and those of the European Commission is also done in compliance with the new rules introduced by the legislative decree that implements the European Directive No. 85/2011 which amends, among other things, the public finance and accounting law2. On the basis of this decree, the EFD must contain a comparison between the government's forecasts and the Commission's most recent macroeconomic and budget forecasts.

As shown in the table below, the forecasts for Italy's economy for 2014-2015 are essentially in line with the averages of the other forecasts. With specific reference to the comparison with the European Commission's estimates, the discrepancy in 2014 is attributable to the assumption underlying the EFD projections of slightly more robust cyclical-growth profile of GDP as from the second quarter of the year.

GROWTH FORECASTS FOR ITALY
REAL GDP (% CHANGE Y/Y)	DATA PREV.	2014	2015
2014 ECONOMIC AND FINANCIAL DOCUMENT	APR-14	0.8	1.3
EUROPEAN COMMISSION (WINTER FORECAST)	FEB-14	0.6	1.2
PROMETEIA (FORECAST REPORT)	JAN-14	0.8	1.4
IMF (WEO UPDATE)	JAN-14	0.6	1.1
BANK OF ITALY (ECONOMIC BULLETIN)	JAN-14	0.7	1.0
OECD (ECONOMIC OUTLOOK NO.94)	NOV-13	0.6	1.4
FORECASTERS’ AVERAGES		0.7	1.2
CONSENSUS FORECASTS	MAR-14	0.5	1.0
EURO ZONE BAROMETER	MAR-14	0.5	1.2

FOCUS
Macroeconomic impact of 2012 and 2013 structural reforms

Several important structural reforms were approved during 2012 and 2013. The macroeconomic impact of the main reforms has been assessed by employing quantitative models in use at the Ministry of the Economy and Finance (MEF).

The effects of the principal measures approved in 2013 are illustrated below, along with

____
4 For a more detailed description of the regulations, see the EFD Update published in September 2013.
http://www.tesoro.it/en/doc-finanza-pubblica/def/2013-2013/documenti/Update_of_the_2013_EFD_xOn-Linex_PROTETTO.pdf
5 Legislative Decree No. 54 of 4 March 2014. See Chapter VI.1 for a more thorough description of the changes introduced by the decree.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	7

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

estimates of the effects of the 2012 reforms, which have been revised with respect to the estimates presented in the 2013 EFD. The revision was necessary given that the implementation of the 2012 reforms is still on-going, and several implementation decrees must still be adopted. In addition, the persistence of the recession in Italy during the 2012-2013 period is likely to have lessened the expansive effects of the reforms, thereby requiring further revision of the estimates6.

On the basis of these assessments, the macroeconomic effects of the 2012 reforms would cause a positive shift in GDP (in comparison with the baseline scenario) equal to 0.7 percentage points in 2015 and 2.5 percentage points in 2020. Over the long term, there would be no revision to the 2013 EFD estimates and the positive impact of the reforms on GDP would be confirmed at 6.9 percentage points.

The macroeconomic impact of the 2013 reforms has been assessed with respect to the structural measures only7. In comparison with baseline scenario, all such measures approved in 2013 would translate into a GDP increase of 0.1 per cent in 2015 and 0.2 per cent in 2020 and in the long term.

The figure below illustrates the revised estimate of the effects of the 2012 reforms and the estimated effects of the 2013 reforms in terms of the percentage shift of GDP vis-à-vis the baseline scenario. The figure also shows the values of the original estimates of the effects of the 2012 reforms as presented in the 2013 EFD.

MACRONOMIC IMPACT OF THE REFORMS (GDP- PERCENTAGE DIFFERENCES COMPARED TO THE BASELINE SIMULATION)
	2015	2020	LONG TERM
A) 2012 REFORMS: REVISED ESTIMATES	0.7	2.5	6.9
B) 2013 REFORMS	0.1	0.2	0.2
C) TOTAL	0.8	2.7	7.1
SOURCE: MEF ANALYSES USING THE ITEM, QUEST III - ITALY (EUROPEAN COMMISSION) AND IGEM MODELS.

MACROECONOMIC IMPACT OF 2012 AND 2013 REFORMS

SOURCE: MEF ANALYSES USING THE MODELS ITEM, QUEST III - ITALY (EUROPEAN COMMISSION) AND IGEM MODELS.

____
6 See Section III.3 of the National Reform Programme (NRP).
7 For additional detail about the measures considered, see Section III.3 of the NRP.

8	MINISTERO DELL’ECONOMIA E DELLE FINANZE

II. MACROECONOMIC FRAMEWORK

TABLE II.1: BASE ASSUMPTIONS
	2013	2014	2015	2016	2017	2018
SHORT-TERM INTEREST RATE (1)	0.24	0.61	0.85	1.26	1.79	2.19
LONG-TERM INTEREST RATE	4.38	3.61	3.61	3.43	3.45	3.65
USD/EUR EXCHANGE RATE	1.33	1.36	1.36	1.36	1.36	1.36
NOMINAL EFFECTIVE EXCHANGE RATE	8.2	1.8	0.0	0.0	0.0	0.0
WORLD EXCLUDING EU,GDP GROWTH	3.7	4.3	4.6	4.8	5.0	5.0
EU GDP GROWTH	0.1	1.5	2.0	1.8	1.9	2.0
GROWTH OF RELEVANT FOREIGN MARKETS FOR ITALY	2.1	4.6	5.8	5.9	5.8	5.7
WORLD IMPORT VOLUMES GROWTH RATES, EXCLUDING EU	3.5	5.4	6.1	6.2	6.1	5.9
OIL PRICE (BRENT, USD/BARREL)	108.6	104.1	99.6	99.6	99.6	99.6
(1) SHORT-TERM INTEREST RATE: THE AVERAGE OF THE FORECAST RATES ON 3-MONTH GOVERNMENT SECURITIES ISSUED DURING THE YEAR. LONG-TERM INTEREST RATE: THE AVERAGE OF THE FORECAST RATES ON 10-YEAR GOVERNMENT SECURITIES ISSUED DURING THE YEAR.

TABLE II.2A: MACROECONOMIC PROSPECTS
	2013	2013	2014	2015	2016	2017	2018
	Level (1)	% changes
Real GDP	1,365,227	-1.9	0.8	1.3	1.6	1.8	1.9
Nominal GDP	1,560,024	-0.4	1.7	2.5	3.1	3.2	3.3
COMPONENTS OF REAL GDP
Private consumption	797,276	-2.6	0.2	0.9	1.2	1.6	1.7
Public consumption (2)	288,423	-0.8	0.2	0.3	0.1	0.0	0.2
Gross fixed investment	232,101	-4.7	2.0	3.0	3.6	3.8	3.8
Inventories (% of GDP)		-0.1	-0.1	0.0	0.0	0.0	0.0
Exports of goods and services	415,164	0.1	4.0	4.4	4.2	4.1	4.1
Imports of goods and services	364,642	-2.8	2.8	4.4	4.1	4.2	4.2
CONTIRIBUTION TO REAL GDP GROWTH
Final domestic demand	-	-2.6	0.5	1.1	1.3	1.6	1.7
Change in inventories	-	-0.1	-0.1	0.0	0.0	0.0	0.0
Net exports	-	0.8	0.5	0.2	0.2	0.1	0.1
(1) In € mn. (2) General government and NPISH. Note: Slight discrepancies, if any, are due to rounding.

TABLE II.2B: PRICES
	2013	2013	2014	2015	2016	2017	2018
	Level
GDP deflator	114.3	1.4	1.0	1.2	1.5	1.5	1.5
Private consumption deflator	117.3	1.3	0.9	1.2	1.5	1.5	1.5
HICP	119.0	1.3	0.9	1.2	1.5	1.5	1.5
Public consumption deflator	110.0	0.0	-0.5	0.1	0.8	0.8	1.1
Investment deflator	116.0	0.3	0.8	1.8	1.8	1.6	1.6
Export price deflator (goods and services)	114.3	0.0	0.3	1.2	1.5	1.6	1.6
Import price deflator (goods and services)	119.6	-1.9	-0.8	1.1	1.5	1.5	1.5

MINISTERO DELL’ECONOMIA E DELLE FINANZE	9

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

TABLE II.2C: LABOUR MARKET
	2013	2013	2014	2015	2016	2017	2018
	Level (1)
Employment, persons (national accounts)	24,173	-2.0	-0.6	0.8	0.8	1.1	1.0
Employment, hours worked	42,357,234	-2.0	-0.2	0.7	0.8	1.0	1.0
Unemployment rate		12.2	12.8	12.5	12.2	11.6	11.0
Labour productivity, persons	56,478	0.1	1.4	0.5	0.7	0.7	0.9
Labour productivity hours worked	32,2	0.1	1.0	0.6	0.8	0.8	0.9
Compensation of employees	665,857	-0.5	0.5	2.3	2.3	2.4	2.5
Compensation per employee	39,836	1.4	1.0	1.4	1.3	1.3	1.4
(1) Units of measure: employment (persons and hours worked) in thousands of units; labour productivity in euro at constant values; total employee compensation in millions of euros; compensation per employee in euros.

TABLE II.2D: SECTOR ACCOUNTS
% of GDP	2013	2014	2015	2016	2017	2018
Net lending/borrowing vis-a-vis the rest of the world	0.9	1.5	1.5	1.5	1.6	1.7
Balance of goods and services	2.5	3.2	3.3	3.4	3.5	3.6
Balance of primary income and transfers	-1.8	-1.8	-1.9	-2.0	-2.0	-2.1
Capital account	0.2	0.1	0.1	0.1	0.1	0.1
Net lending/borrowing of the private sector	3.7	4.1	3.3	2.4	1.8	1.3
Net lending/borrowing of the general government (1)	-2.8	-2.6	-1.8	-0.9	-0.3	0.3
Net lending/borrowing of the general government (2)	-3.0	-2.6	-1.8	-0.9	-0.3	0.3
(1) ESA95 series. (2) EDP series.

Foreign trade

In 2013, Italy's foreign trade reflected a slowdown with respect to the previous year, even though global industrial production and trade performed positively1. Altogether, the trade balance was a surplus of approximately €30.4 billion (2.2 per cent of GDP), which represented a significant improvement over the €9.9 billion reported for 2012. Italy's trade surplus for 2013 was thus one of the highest in the European Union, after Germany, the Netherlands and Ireland9. This outcome is the result of export stability (-0.1 per cent) and lower imports (-5.5 per cent) in value terms. From a geographic perspective, exports were stronger to areas outside of Europe, whereas imports decelerated with respect to both Europe and the rest of the world.
The average unit values (AUV) of exports increased by 1.1 per cent in 2013, while the AUV of total imports decreased by 1.9 per cent. From a geographical perspective, the highest increases in the AUV of exports were seen with respect to European countries, while the decreases in the AUV of imports were most pronounced with regard to non-European markets.

____
8 In 2013, world trade and global industrial production increased by 2.7 per cent and 2.4 per cent, respectively (+0.8 percentage points and -0.4 percentage points in comparison with 2012). Source: CPB Netherlands Bureau for Economic Policy Analysis, ‘World Trade Monitor’, 24 March 2014.
9 Source: EUROSTAT, ‘News release’, 18 March 2014.

10	MINISTERO DELL’ECONOMIA E DELLE FINANZE

II. MACROECONOMIC FRAMEWORK

In volume terms, total exports of goods decreased year on year (-1.2 per cent), although with a moderate rise in the non-European markets. The decrease in import volumes was more pronounced (-3.7 per cent), and refers to all geographic areas. Export volume grew, most notably towards Japan (+9.2 per cent), the OPEC countries (+5.4 per cent), Russia (+5.2 per cent) and China (+4.8 per cent). Within Europe, the sole increase in exports was towards the UK (+1.9 per cent). Import volumes grew only from Russia and India (+20.9 per cent and +7.7 per cent, respectively). With regard to Europe, the biggest drop in imports was from Spain (-5.5 per cent).
From a sectoral perspective, the strongest increase in exports came from pharmaceutical products (+15.2 per cent), followed by wood products and transportation equipment (+1.6 per cent for both), other manufactured products (+1.5 per cent) and electrical devices (+1.4 per cent). Imports declined in almost all sectors, but the decreases were especially evident in computers and electronic and optical devices (-9.5 per cent), electrical devices (-6.3 per cent) and transportation (-5.5 per cent).

FIGURE II.1: EXPORT AND IMPORT VOLUMES BY GEOGRAPHIC AREA – 2013 (% CHANGE Y/Y)
EXPORTS	IMPORTS

(*) DAE IS THE ACRONYM FOR DYNAMIC ASIAN ECONOMIES. SUCH AGGREGATE INCLUDES THE FOLLOWING ASIAN COUNTRIES: SINGAPORE, SOUTH KOREA, TAIWAN, HONG KONG, MALAYSIA AND THAILAND.

SOURCE: CALCULATIONS ON ISTAT DATA CONTAINED IN THE COEWEB DATABANK.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	11

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

FIGURE II.2: EXPORT AND IMPORT VOLUMES BY SECTOR – 2013 (% CHANGE Y/Y)
EXPORTS	IMPORTS

A= AGRICULTURE, FORESTRY AND FISHING; CA= FOOD, BEVERAGES AND TOBACCO; CB= TEXTILES AND APPAREL; CC= WOOD AND WOOD PRODUCTS; CD= PETROLEUM PRODUCTS; CE= CHEMICAL PRODUCTS; CF= PHARMACEUTICAL PRODUCTS; CG=PLASTIC MATERIALS AND NON-METAL MINERAL PRODUCTS; CH= METALS AND METAL PRODUCTS (EXCLUDING MACHINERY AND SYSTEMS); CI= COMPUTERS, ELECTRONIC DEVICES AND OPTICAL DEVICES; CJ= ELECTRICAL DEVICES; CK=MACHINERY; CL= TRANSPORTATION VEHICLES; CM=OTHER MANUFACTURED PRODUCTS.
SOURCE: CALCULATIONS ON ISTAT DATA CONTAINED IN THE COEWEB DATABANK.

FOCUS	Italian manufacturing: turnover, competitiveness and crisis-prevention strategies10

The 2010-2013 economic crisis had a differing impact on the various segments within the Italian manufacturing sector. To evaluate this impact, indicators related to manufacturing turnover, the performance of individual industries, and business strategies employed to deal with the crisis can provide useful indications11. Between the first ten months of 2010 and the first ten months of 2013, 51 per cent of manufacturers increased total sales turnover. More specifically, 61 per cent of all companies increased foreign sales, while 39 per cent increased domestic sales. In 2013, businesses realized export turnover equal to approximately 89 per cent of the total manufacturing and 73.1 per cent of turnover for the whole economy. Considering exporting firms only, the domestic market continues to be their primary product market. Some 60 per cent of manufacturing businesses exported products accounting for 35 per cent of turnover in 2010, whereas the comparable figure for 2013 was 6.5 percentage points higher (41.5 per cent). Performance varied from industry to industry. Some of the industries that typify Italy's specialisation model experienced the largest change in the median value of total turnover: leather goods (21.8 per cent), beverage industry (11 per cent), food industry (9.4 per cent), as well as machinery and equipment manufacturing (7.6 per cent). On the other hand, the greatest decreases in turnover were seen in three industries: furniture (-14.6 per cent), apparel (-13.5 per cent), and wood products (-12.5 per cent). In addition, a major disparity was seen between the

____
10 The text is a summary of ISTAT’s ‘Report on the competitiveness of the productive sectors’, published in February 2014.
11 The analysis examines the turnover of 30,700 companies with at least 20 employees, supplemented by earnings data for 2011 and qualitative information about business strategies drawn from the ninth general survey of the manufacturing and services sectors in 2011.

12	MINISTERO DELL’ECONOMIA E DELLE FINANZE

II. MACROECONOMIC FRAMEWORK

weak domestic market and growing foreign markets. A decrease in foreign turnover was seen only with respect to four industries (furniture, wood, printing and apparel), and an increase in domestic turnover was seen only in one industry (food). An increase was thus seen in the export propensity12 in most industries, and in particular, with respect to pharmaceuticals, machinery and leather goods.

To evaluate the competitiveness of manufacturing industries, ISTAT developed summary competitiveness indicators (structural and cyclical). Relative to 2011, the structural indicator13 ranges from a high of 156.5 for the pharmaceutical industry and a low of 48.1 for machinery/equipment repair and maintenance. More specifically, the top four industries (pharmaceutical, beverage, chemical and mechanical industries) account for 24.8 per cent of manufacturing value added; instead, another four industries (repairs, printing, wood and furniture industries) account for approximately 10 per cent. Industries above average include electrical appliances (ranking in fifth position), automotive and metallurgy. Several segments significant for Italian manufacturing are ranked below average, such as metal products production (ranking 17th) and food production (ranking 18th), producing approximately 20 per cent of the total value added. With reference to the first three quarters of 2013, the cyclical indicator of competitiveness14 confirms an initial, above-average competitive situation in only the pharmaceutical industry, with a positive trend in the first nine months of 2013. In addition, two industries indicative of the strengths of Italy's productive specialisation (textiles and machinery) are ranked essentially in line with the average competitiveness of the manufacturing sector. The coke and metallurgy industries are those struggling the most, though they are improving; the printing industry has instead showed deterioration. Finally, it should be noted that some industries (automotive and means of transport), though starting from a below-average competitive status, have improved during the year.

Four performance classes can be defined for identifying business strategies15 in relation to the performance of turnover: 1) the ‘winning’ businesses (18.1 per cent of the total), characterised by increasing turnover both in Italy and abroad; these businesses account for 20 per cent of total value added; 2) businesses ‘growing abroad’ (33 per cent of the total), with growing foreign turnover and declining domestic turnover, accounting for approximately 38 per cent of total value added; 3) the businesses ‘growing in Italy’ (13.3 per cent of the total), with a strong domestic performance, but with declining foreign turnover; these businesses account for 11 per cent of the total value added; and 4) the businesses ‘in retreat’ (35.6 per cent of the total), with turnover falling in both the domestic and foreign markets; they account for 30.6 per cent of the total value added. The contribution of structural, strategic and budget characteristics to the differing performance on the domestic and foreign markets was estimated for these groups. The computation of the estimate entailed valuing the weight of the firm's structure, any ‘premium’ due to the greater efficiency of labour productivity, and the role of profitability relative to 2011. Also considered were different competitive levers (product/process innovation, investment in human capital, and high-intensity relationships with other businesses or institutions) as

____
12 Export propensity is measured as the percentage of export revenues to total revenues.
13 The structural indicator examines four aspects: 1) cost competitiveness, as relationship between apparent labour productivity (i.e. value added per employee) and unit labour cost; 2) gross profitability; 3) foreign market performance (share of export revenues); and 4) propensity to innovation. For 2011, reference is made to structural statistics for the businesses and foreign trade. The overall indicator has a value of 100, and allows for defining a ranking of the 23 industries considered (excluding the tobacco industries).
14 This indicator is constructed through the industrial production index, the foreign revenue index, and the degree of plant utilisation, comparing the level of performance achieved by each sector at the start of 2013 with the trend between the first and third quarters of the year.
15 This analysis considers 25,677 businesses. The performance estimates for the different groups have been made with a multinomial logit model.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	13

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

 measured through a summary indicator of connectivity16. Taken altogether, the strategies behind the higher performing groups were mainly personnel training, the achievement of a high level of connectivity and innovation. For the ‘winning’ businesses, the main strategies were: the activation of an extensive network of relationships (including abroad), the expansion of the range of products and services supplied (for the automotive, rubber and plastic, apparel and other manufacturing industries), and a high degree of connectivity (in particular, for the metallurgy, metal-products and machinery industries). Finally, for one industry only (leather, which is one of the best performers in absolute terms), the estimates did not identify any predominant strategy, although the positive results seem to be due to significant productivity gains. Investments in training helped businesses move out of the ‘in retreat’ category, such as the chemical, rubber and plastics industries, as well as in some industries reflecting Italy's productive specialisation (leather, machinery, and other means of transport). In addition, relocations prior to 2011 limited the probability of negative market performance in various sectors (pharmaceuticals, products from non-metallic mineral processing, printing and other manufacturing industries). Finally, for businesses in the furniture industry (among the hardest hit during the 2011-2013), the creation of partnerships represented the most effective decision in limiting the probability of negative performance, and the most effective strategy toward better performance.

____
16 Added to these aspects is information in relation to the strategic direction of the individual businesses during the period examined, and namely, information about the expansion of the range of products and services, the expansion into new markets, the safeguarding of market share, the downsizing of productive activity, and relocation decisions.

14	MINISTERO DELL’ECONOMIA E DELLE FINANZE

III.	REPORT TO PARLIAMENT ON NET BORROWING AND THE PUBLIC DEBT

This chapter presents the Report to Parliament in accordance with Article 6 of Law No. 243 of 2012 containing provisions for the implementation of constitutional reform concerning the introduction of the principle of a balance budget in structural terms. In the event of exceptional circumstances, the aforementioned law provides that the government, if it deems necessary to deviate from the policy-scenario targets, shall, after consultation with the European Commission, submit a report and a specific authorization request to Parliament spelling out both the magnitude and the duration of the deviation, as well as detailing a plan that will allow for converging toward the Medium-Term Objective (MTO). The government, taking into consideration the process of reform which it intends to implement and related European regulations on the subject, is committed to achieve the MTO within the EFD planning horizon. This Report, together with the realignment plan that coincides with the policy scenario outlined in this Document will be submitted for an absolute majority vote of both the Senate and the Chamber of Deputies.

III.1	PUBLIC FINANCE: POLICY SCENARIO

The fiscal targets presented in the previous Stability Programme in April 2013 were revised last autumn as a result of the deterioration of economic growth occurred during the first quarters of the year.

TABLE III.1: DIFFERENCES COMPARED WITH THE PREVIOUS STABILITY PROGRAMME
	2013	2014	2015	2016	2017
REAL GDP GROWTH RATE
2013 Stability Programme	-1.3	1.3	1.5	1.3	1.4
2014 Stability Programme	-1.9	0.8	1.3	1.6	1.8
Difference	-0.6	-0.5	-0.2	0.3	0.4

NET BORROWING (% of GDP)
2013 Stability Programme	-2.9	-1.8	-1.5	-0.9	-0.4
2014 Stability Programme	-3.0	-2.6	-1.8	-0.9	-0.3
Difference	-0.1	-0.8	-0.3	0.0	0.1

PUBLIC DEBT (% of GDP)
2013 Stability Programme	130.4	129.0	125.5	121.4	117.3
2014 Stability Programme	132.6	134.9	133.3	129.8	125.1
Difference	2.2	5.9	7.8	8.4	7.8

MINISTERO DELL’ECONOMIA E DELLE FINANZE	15

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

Despite the ongoing unfavourable economic developments, the fiscal consolidation plan launched in the past years has continued to produce significant results, as recognised at a European level. In June 2013, on the basis of both the improvements achieved in 2012 and the Italian government's commitment to respect the ongoing deficit reduction plan, the European Council abrogated Italy's Excessive Deficit Procedure (EDP) opened in 20091.
The European Council's recommendations to Italy, based on the European Commission's assessments of Italy's macroeconomic and budgetary situation outlined in the previous Stability Programme, required Italy to keep its deficit within the threshold of 3.0 per cent of GDP as of 2013, the year following the closure of the EDP, and to ensure a structural adjustment sufficient to move the country toward the Medium-Term Objective, while also respecting the expenditure and debt rules.
In September, the government submitted a report to Parliament outlining the new prospects for economic growth and the trend of the public accounts2. The budget targets, determined on the basis of the revised macroeconomic scenario, were also updated to incorporate the effects of emergency legislation adopted to counter the crisis. Among its provisions, this legislation authorised further payments of the general government's debt arrears3, in addition to the amount already authorised in March 2013, prior to the presentation of the Stability Programme. The public finance targets were updated as a result of the revision of the macroeconomic scenario setting a net borrowing target for the 2014-2015 two-year period approximately 0.7 percentage points of GDP higher than the level estimated in the EFD. The net balance to be financed thus rose by approximately €8.0 billion in 2013 in connection with the additional settlement of the general government's arrears.
With the EFD Update, the forecasts of the public accounts were further revised to take into account the weakening of the macroeconomic outlook for the 2013-2017 period. The new projections based on unchanged legislation estimated the general government net borrowing at 3.1 per cent of GDP in 2013 and 2.3 per cent of GDP in 2014 as a result of the worse-than-expected trend in tax revenue that was not fully offset by a lower cost of debt service and additional reductions in other expenditures.
In line with the recommendations of the European Council, the government ensured that the deficit would be within the limit of 3.0 per cent in 2013 and adopted additional legislation containing urgent measures to rebalance the public accounts4. At the same time, with the aim of being able to take advantage of the flexibility allowed for co-financed investments, as provided by European regulations under specific conditions, the government revised the 2014 target from 2.3 per cent to 2.5 per cent of GDP in order to allow for the refinancing of certain capital expenditures. Therefore, the new targets provided for exceeding those set out in the 2013 Stability Programme by 0.1 percentage points for 2013
____
1 With the initiation of the EDP at the end of 2009 with respect to almost all European countries, Italy was required to bring its deficit back to 3.0 per cent of GDP by 2012 and to guarantee a deficit reduction effort averaging at least 0.5 percentage points of GDP per year for the 2010-2012 period.
2 Sent to Parliament pursuant to Article 10 bis of Law No. 196/2009.
3 Decree-Law No.102/2013 converted by Law No. 124/2013.
4 Decree-Law No.120/2013 converted by Law No. 137/2013.

16	MINISTERO DELL’ECONOMIA E DELLE FINANZE

III. REPORT TO PARLIAMENT ON NET BORROWING AND THE PUBLIC DEBT

and approximately 0.7 percentage points for 2014. For the years of 2015-2017, the EFD Update projected the general government deficit to fall gradually until reaching a level near 0.1 per cent of GDP (vis-à-vis 0.4 per cent of GDP projected in April 2013). On the basis of the government's request to benefit from the flexibility for investments provided by European regulations, the convergence path towards the balanced budget in structural terms has been slowed, with a projection that the target would be met in 2015. The path towards the balanced budget in structural terms provided for achieving the objective in 2015 and the substantial maintenance for the subsequent years. The Stability Law, presented in October, outlined measures to allow for reaching the planned objectives.
In October, in accordance with the new process for evaluating the national budgets of the Member States of the Euro Area, Italy prepared the Draft Budgetary Plan, containing an update of the macroeconomic and public-finance estimates for 2013 and 2014, and a description of the contents and the effects of public budget measures. The net borrowing target for 2014 was therefore confirmed.

Results for 2013 and projections for subsequent years

The most recent data published by ISTAT in relation to the results for 2013 confirmed that Italy achieved a deficit-to-GDP ratio of 3.0 per cent5. The general government net borrowing amounted to €47.3 billion, remaining virtually unchanged from 2012 results.
The growth of interest expenditure was interrupted in 2013, thanks to Italy's gains in credibility and the gradual waning of tensions in the market for sovereign debt securities. The ratio of interest expenditure to GDP stood at 5.3 per cent, a level substantially in line with the estimate indicated in the previous Stability Programme. Interest expenditure fell to approximately €82 billion, a 5.1 per cent decrease from 20126.
The primary surplus, after rising in 2012 to 2.5 per cent of GDP (doubling that of 2011), decreased slightly to 2.2 per cent in 2013. Italy ranks among the European Union countries with the highest primary surpluses. The gap vis-à-vis the objective of 2.4 per cent of GDP outlined in the previous Stability Programme is due to the weaker development of revenue (approximately 0.5 percentage points of GDP below the level forecast), which was only partially offset by a lower ratio of primary expenditure to GDP (approximately 0.3 percentage points). The largest drop in revenue are those from indirect taxes (approximately 0.9 percentage points less than previously projected) and social contributions (approximately 0.2 percentage points less), whereas the largest reduction in expenditure regards capital account transfers (approximately 0.7 percentage points).
The ratio of revenue to GDP in 2013 remained virtually stable vis-à-vis 2012, amounting to 47.7 per cent. The result nonetheless reflects year-on-year
____
5 According to the ESA95 version, which is not valid for the purposes of the EDP (which considers swaps), the ratio between net borrowing and GDP was equal to 2.8 per cent, which is below the comparable value of 2.9 per cent for 2012.
6 In line with the EDP rules, this amount includes the effects of swaps for €3,234 million in 2013 (€1,912 million in 2012).

MINISTERO DELL’ECONOMIA E DELLE FINANZE	17

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

reductions in both total revenue and GDP, in relation to the deterioration of the economic cycle.
In nominal terms, revenue declined by 0.3 per cent from 2012. Current revenue decreased by 0.8 per cent, reflecting the decline in indirect tax revenue (3.6 per cent), in relation to lower value-added taxes (VAT), municipal property taxes (IMU) and excise taxes, and the drop in social contributions (0.5 per cent). The decrease was partially offset by an increase in direct tax revenue (0.6 per cent), most of which came from corporate taxes (CIT) and substitute taxes on withholding, interest and other capital income. Capital account revenue also rose significantly, reflecting the increased revenue collected from a one-off substitute tax for the realignment of book values for entities preparing financial statements on the basis of the International Accounting Standards (IAS).
The overall tax burden was equal to 43.8 per cent, 0.6 percentage points below the 44.4 per cent estimate in the previous Stability Programme, and 0.2 percentage points below 2012. The decrease is attributable not only to the weakness of the macroeconomic aggregates used as the basis for tax revenue and social contributions, but also to measures introduced to support household disposable income.
Although declining from the estimate in the previous Stability Programme, the general government primary expenditure registered a slight 0.3 per cent increase in 2013, after declines for three consecutive years, due to the effect of social benefits. Cash benefits rose by 2.7 per cent from 2012, with the increase including significantly higher expenditure for social safety nets (+15.9 per cent), and higher unemployment benefits (+19.8 per cent).
Public consumption continued to fall in 2013, reflecting the ongoing declines in recent years of purchases of intermediate goods and outlays for employee compensation. The aggregate fell by 0.8 per cent from 2012 levels (5.3 per cent from 2010). More specifically, employee compensation fell by 0.7 per cent from 2012 (4.8 per cent from 2010) due to measures to limit hiring within the general government sector and the uninterrupted freeze on contractual renewals. Capital expenditure declined by 12.8 per cent. Part of this reduction is related to a decrease in capital transfers (consequent to lower demand from businesses for investment-related tax incentives) and the permanent cancellation of the subsidy for the rebuilding of Abruzzo (more than €1.0 billion). Gross fixed capital formation fell by 9.5 per cent, continuing the downward trend observed in recent years. The 2013 balance is inclusive of the payment of the general government's debt arrears, booked to the capital account.
The trends described also reflect the urgent measures adopted in 2013 to deal with certain social and environmental emergencies. Such measures were designed so as to have a substantially neutral impact on the budget, but they nevertheless also entailed the streamlining and replanning of certain outlays. A new emphasis was given to the process of reviewing public expenditure (spending review) to secure improvements in terms of quality and efficiency at all levels of government.

18	MINISTERO DELL’ECONOMIA E DELLE FINANZE

III. REPORT TO PARLIAMENT ON NET BORROWING AND THE PUBLIC DEBT

TABLE III.2: GENERAL GOVERNMENT BUDGETARY PROSPECTS (1)
	2013		2014	2015	2016	2017	2018
	Level (2)	% of GDP	% of GDP
Net borrowing by sector
1. General government	-47,321	-3.0	-2.6	-1.8	-0.9	-0.3	0.3
Cum. change in primary balance			0.0	0.3	0.6	0.6	0.6
2. Central government	-48,037	-3.1	-2.7	-2.1	-1.6	-1.0	-0.4
3. State	-48,894	-3.1	-2.7	-2.1	-1.6	-1.0	-0.5
4. Local government	-467	0.0	0.0	0.0	0.0	0.0	0.0
5. Social security funds	1,183	0.1	0.1	0.1	0.1	0.1	0.1
General government
6. Total revenue	744,879	47.7	47.9	47.8	47.5	47.2	46.9
7. Total expenditure	792,200	50.8	50.6	49.9	49.0	48.1	47.3
8. Net borrowing	-47,321	-3.0	-2.6	-2.0	-1.5	-0.9	-0.3
9. Interest expenditure	82,043	5.3	5.2	5.0	5.1	4.9	4.8
10. Primary surplus	34,722	2.2	2.6	3.0	3.6	4.1	4.4
11. One-off measures (3)	3,817	0.2	0.0	-0.1	0.0	0.0	0.0
Selected components of revenue
12. Total taxes	468,446	30.0	30.4	30.4	30.2	30.1	29.9
12a. Indirect taxes	225,847	14.5	15.0	15.1	15.0	14.9	14.9
12b. Direct taxes	238,452	15.3	15.3	15.2	15.1	15.1	15.0
12c. Capital taxes	4,147	0.3	0.1	0.1	0.1	0.0	0.0
13. Social contributions	214,977	13.8	13.6	13.6	13.5	13.4	13.4
14. Property income	10,393	0.7	0.6	0.6	0.6	0.6	0.6
15. Other revenue	51,063	3.3	3.3	3.3	3.2	3.1	3.0
16. Total revenue	744,879	47.7	47.9	47.8	47.5	47.2	46.9
Memo item: Tax burden		43.8	44.0	44.0	43.7	43.5	43.3
Selected components of expenditure
17. Employee compensation + Intermediate consumption	250,923	16.1	15.7	15.3	15.0	14.6	14.3
17a. Employee compensation	164,062	10.5	10.3	10.0	9.7	9.4	9.1
17b. Intermediate consumption	86,861	5.6	5.4	5.3	5.2	5.2	5.2
18. Total social transfers	362,729	23.3	23.5	23.4	23.1	23.0	22.8
of which: unemployment benefits	15,184	1.0	1.0	1.0	0.9	0.9	0.9
18a. Social transfers in kind	43,204	2.8	2.8	2.8	2.7	2.7	2.7
18b. Social transfers other than in kind	319,525	20.5	20.7	20.6	20.4	20.3	20.1
19. Interest expenditure	82,043	5.3	5.2	5.0	5.1	4.9	4.8
20. Production subsidies	16,816	1.1	1.1	1.0	1.0	0.9	0.9
21. Gross fixed investment	27,132	1.7	1.6	1.5	1.5	1.4	1.4
22. Capital transfers	15,321	1.0	1.2	1.3	1.2	1.0	0.9
23. Other expenditure	37,236	2.4	2.3	2.3	2.3	2.2	2.2
24. Total expenditure	792,200	50.8	50.6	49.9	49.0	48.1	47.3
p.m. : Government consumption	310,675	19.9	19.5	19.1	18.7	18.2	17.8
(1) The rounding to the first decimal point may cause differences between the sum of the various expenditure and revenue items and the total expenditure and total revenue, respectively.
(2) Figures in millions.
(3) The plus sign indicates one-off measures to reduce the deficit.
Note: The first line of the table shows the policy scenario targets, the remaining figures show estimates based on unchanged legislation. The data in relation to total revenue and total expenditure are different from the data contained in the general government account set out in Section II of the Economic and Financial Document due to a different method used in representing the account: according to the EU Regulation No. 1500/2000 in Section I, and according to the traditional version in Section II. The reconciliation between the two versions will be published annually by ISTAT within a few months. The data for 2012 and 2013 are ISTAT preliminary data, as definitive data have not yet been published. The forecasts for 2014-2018 have been prepared by the Ministry of the Economy and Finance.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	19

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

The net borrowing under the policy scenario is projected to be 2.6 per cent of GDP in 2014 and 1.8 per cent of GDP in 2015 (2.0 per cent of GDP based on unchanged legislation). The trend of the public accounts reflected in the projections is consistent with the recommendations received in July 2013 and with the forecasts of the European Commission.
For 2016-2018, the trend of the public accounts reflects a net borrowing profile under the policy scenario that gets close to the level needed to achieve a structural budget balance in 2016 (0.9 per cent of GDP), with a primary surplus that will gradually increase and reach 5.0 per cent of GDP in 2018.
The additional measures needed to achieve the targets of the policy-scenario will be calibrated through a spending review so as to ensure the trend of expenditure remains in line with European fiscal rules.

Comparisons with the European Commission forecasts

In accordance with the new rules to implement the EU Directive No. 85/20117, the estimates based on unchanged legislation contained in this Document have been compared with the most recent forecasts published by the European Commission.
The Commission's 2014 Winter Forecasts8 confirm Italy's fiscal consolidation: in 2013, the deficit-to-GDP ratio stayed within the 3.0 per cent threshold provided by the European treaties, while it is projected to equal 2.6 per cent in 2014 and, based on unchanged policies, 2.2 per cent in 2015, both below the previous estimates (2.7 per cent and 2.5 per cent, respectively) published in the autumn of 2013. This improvement can be attributed to the decrease in the spread between interest rates on Italian government securities and those on corresponding German securities, with the consequent reduction of interest expenditure9.
Due to this reduction, the Commission's Winter Forecast estimates interest expenditure will remain stable at 5.3 per cent of GDP in 2014 and 2015. The primary surplus is expected to improve, from 2.7 per cent of GDP in 2014 to 3.1 per cent in 2015 based on unchanged policies, thereby exceeding the level based on unchanged legislation estimated in this Document.
The differences between the estimates are attributable not only to different growth prospects, but also to the use of different data for 2013. Unlike the projections indicated in this Document, the Commission estimates are not based on ISTAT's final data for 2013, which were published on a preliminary basis at the start of March 2014 and will be confirmed with the next EUROSTAT Notification in April. Other differences are attributable to the Commission's use of estimates based on no-policy change, instead of estimates based on unchanged legislation.
____
7 Legislative Decree No. 54/2014 covering the implementation of the EU Directive No. 85/2011 regarding requirements for budgetary frameworks of the Member States, Official Gazette, General Series No. 76 of 1/4/2014, with effective date of 2 April 2014.
8 European Economic Forecast Winter, February 2014.
9 In line with such improvements and with the inclusion in the estimates of privatisation proceeds equalling 0.5 per cent of GDP per year, the Commission revised its debt forecast in February, projecting a decrease from 134.0 per cent of GDP to 133.7 per cent in 2014. In 2015 and 2016, the debt-to-GDP ratio is projected to equal 132.4 per cent and 133.1 per cent, respectively.

20	MINISTERO DELL’ECONOMIA E DELLE FINANZE

III. REPORT TO PARLIAMENT ON NET BORROWING AND THE PUBLIC DEBT

FOCUS
The expenditure rule

The 2011 introduction of the expenditure rule within the Stability and Growth Pact has reinforced the commitments regarding the respect of budget constraints and more specifically, the achievement of the Medium-Term Objective (MTO). This rule was incorporated at a national level with the enactment of Law No. 243/2012.

For countries that have achieved their MTO, the rule provides that adjusted general government expenditure (in real terms) may move in line with the medium-term growth rate of potential GDP. Instead, for countries that have not achieved the MTO, the growth of adjusted general government expenditure is reduced, in relation to the medium-term potential growth rate, by an amount (shortfall) that ensures a decrease of at least 0.5 percentage points per year in the structural budget balance.

More specifically, the adjusted expenditure aggregate for any given year is equal to total general government expenditure, net of any expenditure not directly controlled by the government. The adjusted expenditure aggregate is to be expressed net of interest expenditure, the outlays on European programmes fully matched by EU funds and the non-discretionary component (i.e., that linked to the economic cycle) of expenditures for unemployment benefits. In addition, the adjusted expenditure aggregate must be revised to reduce the volatility intrinsic to the series of investments, by replacing the annual amount of investments with the average of annual investment for the current year and the preceding three years. Finally, the adjusted expenditure aggregate also incorporates the effects of discretionary revenues and social contributions, which may be considered as a component offsetting any overruns in the growth of the expenditure aggregate when compared with the reference growth rate.

The relevant parameters for Italy set out in the table below are based on no-policy change scenario, and therefore do not include the additional spending cuts that the government plans as from 2015 in order to achieve the MTO. For the 2011-2013 period, according to the European Commission agreed parameters, the adjusted expenditure aggregate should have been reduced in real terms, by 0.81 per cent per year. According to the figures reported below, it fell on average by more than 3 per cent per year, a decrease much greater than that required by European regulations.

For the 2014-2016 three-year period, the European Commission's updated benchmark calls for a greater effort, with a required annual reduction of at least 1.07 per cent. According to the projections based on unchanged policies, the trend of adjusted general government expenditure will not be in line with the reduction requested over the next three years.

It should be noted, however, that the deviations do not cause increases in the structural balance in excess of 0.5 percentage points of GDP in one year or 0.25 percentage points over two years. Accordingly, these deviations cannot be classified as significant for the purposes of the expenditure rule.

In any event, the measures planned by the government to correct expenditure as from 2015 will ensure that the trend of expenditure returns once again to a track compatible with the European parameters.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	21

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

APPLICATION OF THE EXPENDITURE RULE (1)
	2011	2012	2013	2014	2015	2016	2017	2018
	€ mn
1.Total general government expenditure	787,176	794,509	792,200	802,639	811,352	822,243	832,076	845,599
2.Higher expenditure at no-policy change	0	0	0	1,350	7,077	9,834	11,478	13,495
3.EU-financed expenditures	3,508	4,499	4,630	4,300	5,000	5,500	4,500	4,300
4. Cyclical component of unemployment benefits	551	1,336	2,263	1,978	1,390	817	264	-294
5.Interest	78,397	86,474	82,043	82,550	82,096	85,339	85,379	85,502
6.Gross fixed investment	31,907	29,979	27,132	25,730	24,835	24,453	24,857	25,019
7.Gross fixed investment average of past 4 years	34,691	33,380	30,578	28,687	26,919	25,538	24,969	24,791
8.Step 1: Adjusted expenditure aggregate (1+2-3-4-5-6+7)	707,505	705,600	706,711	718,118	732,027	741,505	753,523	769,358
9.Changes in discretionary revenues and social contributions	4,365	15,643	4,303	5,451	-2,037	1,611	2,284	-353
10.Step 2: Adjusted expenditure aggregate (8-9)	703,140	689,958	702,408	712,667	734,064	739,894	751,239	769,711
11.Step 3: Nominal growth rate of expenditure aggregate	-1.30	-2.48	-0.45	0.84	2.22	1.07	1.31	2.15
12. Step 4: Real growth rate of the expenditure aggregate	-3.20	-4.38	-2.35	-0.64	0.74	-0.41	-0.15	0.69
13. Benchmark (maximum limit to real growth of the expenditure aggregate)	-0.81	-0.81	-0.81	-1.07	-1.07	-1.07	0.0	0.0

(1) The adjusted expenditure aggregate is consistent with the figures presented in the general government account (Table III.2), subtracting the following from the total expenditure based on unchanged policies: the amount of interest expenditure, EU-financed expenditure, the cyclical component of unemployment benefits, and considering the average expenditure for investments (based on four years: 2011-2014). Discretionary revenue measures and social contributions are also subtracted (Table III.3). The nominal growth rate for the adjusted general government expenditure was deflated through the rates provided by the Commission for the years of 2011-2015, whereas the growth rate of the GDP deflator set out in Table II.2b was used for subsequent years.
Note: The adjusted expenditure aggregate growth rate (line 11) was computed by dividing the value of the adjusted expenditure aggregate (row 10), net of the effects of changes in discretionary tax measures, by the nominal adjusted expenditure aggregate of previous year (line 8).

TABLE III.3: AMOUNTS TO BE EXCLUDED FROM THE EXPENDITURE RULE
	2013		2014	2015	2016	2017	2018
	Level (1)	% of GDP	% of GDP
Expenditures on EU programmes fully matched by EU funds revenue	4,630	0.3	0.3	0.3	0.3	0.3	0.2
Cyclical unemployment benefit expenditure (2)	2,263	0.1	0.1	0.1	0.0	0.0	0.0
Effects of discretionary revenue measures (3)	4,303	0.3	0.3	-0.1	0.1	0.1	0.0
Revenue increases mandated by law	0.0	0.0	0.0	0.0	0.0	0.0	0.0
(1) In millions of euro.
(2) The cyclical component of the expenditure for unemployment benefits was calculated by using the elasticity to the output gap reported in the publication: ‘The cyclically-adjusted budget balance used in the EU fiscal framework: an update’ of Mourre et al., European Economy - Economic papers No. 478, March 2013.
(3) Discretionary revenues include the net effects on revenues resulting from the following measures: Decree-Law No. 98/2011; Decree-Law No. 201/2011; Decree-Law No. 92/2012; the 2013 Stability Law; Decree-Law No. 43/2013; Decree-Law No. 102/2013; and the 2014 Stability Law. They are included in the discretionary contribution revenue. In particular, the amounts of discretionary contribution revenue take into account the effects of the following laws: Decree-Law No. 201/2011, Decree-Law No. 54/2013, and the 2014 Stability Law.

22	MINISTERO DELL’ECONOMIA E DELLE FINANZE

III. REPORT TO PARLIAMENT ON NET BORROWING AND THE PUBLIC DEBT

TABLE III.4: NO-POLICY CHANGE SCENARIO
	2013		2014	2015	2016	2017	2018
	Level (1)	% of GDP	% of GDP
Total revenues at unchanged policies	744,879	47.7	47.9	47.9	47.6	47.4	47.2
Total expenditure at unchanged policies	792,200	50.8	50.7	50.3	49.6	48.7	48.0
Detail of expenditure items (2)
Current expenditure	756,404	48.5
Employee compensation	164,062	10.5	10.3	10.2	10.0	9.8	9.6
Intermediate consumption	130,065	8.3	8.2	8.1	8.0	7.9	7.9
Other current expenditure	60,709	3.9	3.8	3.8	3.7	3.5	3.5
(net of interest and social benefits)
Capital expenditure	42,536	2.7
(net of real property divestment)
Gross fixed investment	27,166	1.7	1.6	1.5	1.5	1.5	1.4
(net of real property divestment)
Contributions to investment	14,312	0.9	1.1	1.2	1.1	0.9	0.8
(1) In millions of euro. (2) The expenditure items are consistent with the general government account in Section II of the Economic and Financial Document.

TABLE III.5: STATE SECTOR – PUBLIC SECTOR – CASH BALANCES (1)
	2013		2014	2015	2016	2017	2018
	Level (2)	% of GDP	% of GDP
General government balance	-74,001	-4.7	-5.3	-2.5	-1.1	0.1	0.8
Central government balance	-79,863	-5.1	-4.8	-2.9	-1.7	-0.6	0.1
State sector balance	-80,408	-5.2	-4.8	-2.9	-1.8	-0.6	0.1
Local government balance	5,861	0.4	0.4	0.1	0.1	0.1	0.1
Social security funds balance	0	0.0	0.0	0.0	0.0	0.0	0.0
(1) The first line reports the policy-scenario figures; the remaining figures describe the trends based on unchanged legislation. (2) In millions of euro.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	23

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

III.2 FINANCIAL IMPACT OF KEY REFORMS

The 2014 National Reform Programme includes two grids outlining national reform measures: the first contains updates to the measures enacted in past years and the second includes new reform measures subdivided into 10 economic-policy action areas (public expenditure reduction and efficiency, federalism, administrative efficiency, product market and competition, employment and pensions, innovation and human capital, business support, support to the financial system, energy and the environment, as well as infrastructure and development)10. The measures are described in detail, inclusive of their regulatory and financial implications11.

TABLE III.6: FINANCIAL IMPACT OF THE NEW 2014 NRP MEASURES (in € mn) (1)
	2013	2014	2015	2016	2017	2018
Public expenditure reduction and efficiency
Incremental expenditures	0	742	10	9	9	3
Incremental revenues	668	1.633	4.133	8.133	10.104	10.095
Lower expenditures	199	1.128	1.540	1.350	1.270	1.270
Lower revenues	0	284	419	121	121	3
Administrative efficiency
Incremental expenditures	9	1.482	1.459	1.464	1.464	1.464
Infrastructures and development
Incremental expenditures	340	1.529	1.277	959	262	120
Product market, competition and administrative efficiency
Incremental expenditures	0	9	9	9	9	9
Employment and pensions
Incremental expenditures	232	189	106	99	59	59
Lower revenues	0	1.548	1.732	1.714	1.714	1.714
Innovation and human capital
Incremental expenditures	0	170	307	384	356	358
Business support
Incremental expenditures	0	37	64	39	0	0
Lower revenues	0	4	271	423	4	4
Incremental revenues	0	621	630	626	0	0
Energy and the environment
Incremental expenditures	0	94	166	156	3	3
(1) The data do not include the financial updates of the 2012 and 2013 NRP measures.
Source: MEF-RGS calculations on the data from Annexes 3, technical reports and information provided by the relevant ministries.

For each area, the impact on the State budget has been assessed in terms of higher or lower expenditures and higher or lower revenues resulting from the new measures (Table III.6). Note, however, that the impact of some measures has not
____
10 For a description of the format of the grid and its contents, see ‘Guide to the interpretation of the grids provided as exhibits to the NRP’ in the Appendix to the 2014 NRP.
11 This Section of the EFD does not analyse the effects of the updates to the measures included in the NRPs published in 2011-2013. Such analysis is contained in the 2014 NRP. In addition, Table III.6 excludes ‘federalism’ and ‘the financial system’, as the only new measures undertaken in these areas have no effect on public finance.

24	MINISTERO DELL’ECONOMIA E DELLE FINANZE

III. REPORT TO PARLIAMENT ON NET BORROWING AND THE PUBLIC DEBT

been quantified, either because it could not be quantified at the time of the approval of the measures, or because the measures do not entail any new or increased budget obligations12. Additionally, the most significant financial effects for some areas are captured in the updates of the measures undertaken in 2012-201313.
For additional details about the measures, see Section III.4 of the National Reform Programme (part of the Economic and Financial Document).

III.3 COMPLIANCE WITH BUDGET RULES

As explained in Chapter II, Italy was hit by a deep and long-lasting recession that has had a significant impact on the country's potential growth rate, which decreased by 0.7 per cent in 2012 and 0.4 per cent in 2013 (see Section III.4). The government intends to tackle this situation with a multi-faceted strategy.
On the one hand, the government will accelerate an additional €13 billion in payments of general government’s debt arrears in 2014, in an effort to alleviate the negative impact of the economic crisis and to improve liquidity conditions for businesses. The payments will be settled in accordance with the procedure for ‘exceptional circumstances’ provided by Article 6 of Law No. 243/2012.
On the other hand, the government is committed to enacting an ambitious package of structural reforms, whose scope and effects are outlined in the NRP, in order to bring back the economy on track in terms of its sustained potential growth path. In this case also, the government will avail itself of the flexibility granted by the law (Article 3 Paragraph 4 of Law No. 243/2012), which allows for slowing the process of convergence toward the Medium-Term Objective (MTO) in consideration of a realignment plan as outlined hereunder.
From this perspective, the first part of this section examines in more detail the impact of the crisis on Italy's public finances, focusing on potential GDP and the trend of expenditure (exceptional circumstances). As the analysis shows, the government has been fully able to contain public expenditure during this period of economic stress.
The second part of this section explains the conditions underlying the government's decision to proceed with settling the remaining share of general government's debt arrears.
The third part of the section presents the main structural reforms, whose implementation justifies a more gradual approach toward the MTO during 2014. As indicated, the additional savings on expenditure will be used to finance a package of reforms, in particular to reduce the tax burden, that are expected to have a favourable impact on potential GDP and on the trend of the public debt over the medium- and long-term.
____
12 This is mainly due to the significance of the central government in defining and implementing the measures.
13 This applies to employment and pensions, innovation and human capital, business support, energy and the environment and federalism. Altogether, some 190 measures were developed in 2013, of which 65 per cent are contained in the 2012 and 2013 grids.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	25

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

Recession, impact on public finance and exceptional circumstances

The cyclical conditions materialised in 2012 and 2013 are exemplified by a sizeable output gap14, which will persist in 2014, despite the signs of recovery. Table III.7 displays the estimates of the Italian output gap according to the European Commission's Winter Forecast, published in February 201415. The output gap for 2014 should be positioned around -3.6 per cent of potential GDP, which is well below the level considered representative16 (i.e., the value that should prevail under particularly unfavourable conditions reflecting the normal cyclical fluctuation, based on the methodology agreed at a European level).

TABLE III.7: ITALY'S OUTPUT GAP
2013	2014	2015	Average	Minimum	Maximum	Standard Deviation	Representative Output Gap (1)
-4.3	-3.6	-2.4	0.2	-4.5	3.3	2.0	-2.7
(1) Computed on the basis of the methodology agreed at a European level and described in Public Finance in EMU 2013, European Economy No. 4/2013, Table II.3.1, Section 3.1. The distribution statistics are calculated on Italy's data by considering the time interval from 1965 to 2013.
Source: European Commission, 2014 Winter Forecast.

These conditions make it difficult for Italy to converge to the MTO by following a path that is completely consistent with the provisions of the Stability and Growth Pact. The difficult situation cannot be attributed to the economic-policy actions carried out by the Italian government in recent years, which have prioritized a process of fiscal consolidation on a basis consistent with EU recommendations.
Italy's budgetary policies, prudent since the onset of the subprime crisis, offered a strong response to the sovereign debt crisis by making significant adjustments during the years 2012-2013, In line with the methodology agreed at a European level, the improvement of the structural balance is estimated to equal 2.8 percentage points of GDP. The correction achieved has been significant, including in terms of medium- and long-term sustainability. Italy has achieved these results with its own resources, while continuing to provide its support to finance other European countries experiencing financial difficulty and while facing national emergencies.
The cumulative amount of the fiscal consolidation measures put in place by Italy's government since mid-2011 was approximately €67 billion by the end of 2013, or roughly 4.3 percentage points of GDP. If calculated on a nominal basis, this correction is even greater than the correction calculated on the basis of the structural adjustment.
____
14 The output gap measures the difference between actual GDP and potential GDP in relation to the latter.
15 European Economic Forecast, Winter 2014, February 2014.
16 The representative output gap (ROG) is that which would prevail, based on a 95 per cent probability, in the presence of ‘normal’ cyclical conditions. The ROG value for Italy is estimated by the European Commission using the methodology for deriving the minimum benchmark. The minimum benchmark represents the structural budget balance that guarantees respect of the nominal deficit threshold of 3 per cent of GDP in 'normal' cyclical conditions. An estimate of the ROG for 2012 can be derived from Table II.3.1 (page 97) of the European Commission Report, Public Finance in EMU, 2013. For additional details, see: http://ec.europa.eu/economy_finance/publications/european_economy/2013/pdf/ee-2013-4.pdf

26	MINISTERO DELL’ECONOMIA E DELLE FINANZE

III. REPORT TO PARLIAMENT ON NET BORROWING AND THE PUBLIC DEBT

The deviation between the two calculations is attributable to the performance of the economy and its influence on the estimates of the structural balance through the calculation of potential output. By contrast, no influence is exerted by the trend of public expenditure, which Italian governments have been able to keep under control so far.
Observing the aggregates of primary expenditure (most of which are not linked to business cycle fluctuations) shows that the final values compiled by ISTAT are regularly below the initially forecasts at unchanged legislation and based on the policy-scenario. The gap between the amount of primary expenditure projected at the end of the previous decade and the amount of primary expenditure in 2013 is very sizeable. Italy has certainly proved the capacity to freeze expenditure in nominal terms and accordingly in real terms. In 2012 and 2013, even during the most severe stage of the sovereign debt crisis, Italy managed to comply fully with the spending rule introduced in the Stability and Growth Pact. The expenditure aggregate fell in real terms by more than 4.0 per cent in 2012 and more than 2.0 per cent in 2013 (see Focus on the expenditure rule).
Public revenues have performed differently than expenditures. As from 2012, the combination of the credit crunch and the negative short-term impact of fiscal consolidation measures depressed domestic demand. As a result, fiscal revenues (mainly, indirect taxes and social contributions) suffered significantly and fell short of the policy-scenario targets.
The structural fiscal targets would have been fully met even if potential output had not been revised downward. The decline in GDP had repercussions on the estimates of potential GDP, as did the significant upward revision of Non-Accelerating Inflation Rate of Unemployment (NAIRU)17.
Furthermore, note that the estimation method of potential output does not distinguish between temporary and permanent changes in demand. Any change in GDP affects the calculations by significantly influencing the values of potential GDP in the first years of the forecast. With reference to the amount of the ex-ante fiscal adjustment made by Italy and assuming a conservative value of 1.0 for the fiscal multiplier18, the fiscal adjustment would entail a decrease in the level of GDP by the same amount. It is therefore likely that the estimates of the decrease in potential GDP incorporate temporary changes in demand.
____
17 See also the Focus ‘Structural balance sensitivity to the method used in calculating the output gap’ in Section III.4.
18 Many studies argue that the value of the multiplier was much higher in the recession that recently ended. See, for example, O. Blanchard, D. Leigh, January 2013, ‘Growth Forecast Errors and Fiscal Multipliers’, IMF working Paper 13/1.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	27

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

FIGURE III.1: GENERAL GOVERNMENT TOTAL EXPENDITURE, NET OF INTEREST

Note: The dashed line indicates the policy-scenario forecasts. Source: MEF and ISTAT.

FIGURE III.2: POTENTIAL GDP

Note: AF = EC autumn forecasts; SF = EC spring forecasts; WF = EC winter forecasts. Source: European Commission.

The presence of an output gap above the threshold considered as ‘representative’, combined with liquidity conditions for businesses that are still far from normal levels, supports the existence of exceptional circumstances. On this basis, the government deems it is appropriate to settle the residual debt arrears of the general government. At the same time, with the labour market situation still fragile, it is advisable to weigh the risks of proceeding with additional measures that might have a restrictive impact on domestic demand at a time when it shows the first signs of stabilizing.

28	MINISTERO DELL’ECONOMIA E DELLE FINANZE

III. REPORT TO PARLIAMENT ON NET BORROWING AND THE PUBLIC DEBT

In light of such considerations, the government considers it is inappropriate to move ahead in 2014 with a structural balance adjustment of 0.5 percentage points of GDP, which is the amount that would be required under European regulations and national legislation to move towards the MTO.
The government budget strategy calls for a structural deficit reduction of 0.2 percentage points of GDP in 2014. The temporary deviation in the path toward convergence to the MTO (i.e., the balanced budget in structural terms) reflects the need to implement a well-defined strategy to respond to ‘exceptional circumstances’ mainly due to the effects of a severe recession in 2012 and 2013. The possibility of deviating from the established MTO convergence path is available to Member States under Article 5 of the EU Regulation No. 1175/2011 (ratified by Italy with Article 6 of Law No. 243/2012). Accordingly, Member States can temporarily slow down the convergence to the MTO in case of severe economic recessions, provided that it does not compromise the sustainability of public finances. In this circumstance, Article 6 of Law No. 243/2012 requires the government, after consultation with the European Commission, to submit to Parliament a report and a specific authorization request spelling out the magnitude and duration of the deviation, as well as detailing a realignment plan that will allow for converging toward the Medium Term Objective. The government is committed to achieve the MTO within the EFD planning horizon.

Settlement of general government's debt arrears.

The government is strongly committed to making available the necessary instruments to ensure that payment terms of general government’s trade debts will converge toward European standards.
The proposed initiatives to comply with the European Directive on the payment of debt arrears, approved by the government19 and now being presented to the Senate and the Chamber of Deputies, offer a structural solution that rounds out the measures already undertaken in 201320.
The government's proposal contains three main initiatives:
•	complete the settlement of the residual share of debt arrears;
•
promote the sale to financial intermediaries of certified general government debt arrears, and strengthen the provisions in effect for offsetting trade payables with tax credits and social contribution receivables;

•	strengthen the monitoring of both the payables and the terms of settlement, also ensuring compliance with the European Directive on terms of payment.

In order to work off the existing stock of public debt arrears without affecting the size of the government deficit, the initial efforts will: i) increase the resources in the fund established with Decree-Law No. 35 of 2013 in order to ensure that the regions and local entities have the liquidity needed to settle their debt arrears; ii) reduce the debt arrears of the companies owned, in whole or in part, by local entities, through an additional increase in the fund to provide
____
19 The draft bill on the general government's late payments was approved by the Italian cabinet on 12 March 2014, and is now being presented to the Senate and Chamber of Deputies.
20 Decree-Law No. 35/2013 and Decree-Law No. 102/2013.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	29

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

financial advances to local entities; iii) grant liquidity advances for the settlement of payables included in long-term financial restructuring plans for municipalities with structural imbalances, as well as payables of municipalities that have declared insolvency; and iv) favour the rebalancing of cash management within the healthcare sector, and expanding the pool of healthcare payables that can be financed with liquidity advances.
Certification is considered crucial for the full-scale operation of a system to allow the general government's trade creditors to sell their receivables to financial intermediaries with the backing of a State guarantee. This system will allow businesses to obtain liquidity through a more streamlined and rapid sale of their receivables, where the maximum discount on the sale will be set by a decree of the Minister of the Economy and Finance, partly in consideration of the presence of a State guarantee. Should any debtor administrations (other than the State) encounter temporary liquidity problems, they will be able to work with financial intermediaries to renegotiate the terms and conditions for payment of the debts. As part of this renegotiation, the receivables backed by the State guarantee may be resold to other financial intermediaries.
In order to permanently tackle the issue of the general government's payment terms, adequate monitoring mechanisms and systems to track the actual amount and trend of the debt arrears must be established. Accordingly, electronic invoicing by suppliers21 will be required as of June 2014 for all trade relationships with the central government, and will be phased in during 2015 for all general government, including local entities. In addition, all creditors of the general government will soon be able to access a credit certification platform to provide evidence of their receivables, including for entities that are transitioning to electronic invoicing in 2015.
These changes will need to be accompanied by an upgrade of information technology at the general government (already underway within the central government) to allow for the monitoring of the entire payables cycle (invoice receipt, registration, as well as payment or any invoice-related disputes). The monitoring will make it possible to understand fully the flows that comprise the debt arrears, and to verify the complete implementation of the European Directive on payment terms.
The monitoring will include: i) the obligation of the administrations to assign protocol numbers to invoices upon receipt and register them in the invoice book; ii) the obligation of the administrations to submit, with their financial statements, a schedule certifying the amount of debt arrears paid after the time periods provided by the European Directive on payment terms, and the average term of the payments made; iii) an incentive mechanism for the local entities that are subject to the Domestic Stability Pact; and iv) a sanctioning mechanism for public entities that delay their debt arrears payments beyond a pre-set time period. Finally, the harmonisation of the accounting systems and budgets of local and regional entities will substantially contribute toward improving the terms of
____
21 Introduced by Paragraphs 209-214, Article 1 of Law No. 244 of 24 December 2007, and subsequent amendments.

30	MINISTERO DELL’ECONOMIA E DELLE FINANZE

III. REPORT TO PARLIAMENT ON NET BORROWING AND THE PUBLIC DEBT

payment of public debt arrears. Though already in progress, this initiative will need to proceed more rapidly to avoid further delays.
Providing the public entities with the resources needed to implement the planned initiatives will increase the net balance to be financed by approximately €20 billion in 2014 only, and the borrowing requirement of general government for the same year by approximately €13 billion, with a corresponding increase in the public debt. A portion of the increase of the net balance to be financed relates to the restructuring of regional debt, through transactions backed by the State that will allow the regions to change their debt repayment schedules (the level of net issues must also be updated accordingly). Given its extraordinary nature, the measures to accelerate the settlement of the general government's debt arrears have no permanent effects on other public finance balances.
With the payment of the residual balance of the general government's debt arrears, the government intends to respond to the harsh cyclical conditions that have afflicted the Italian economy over the past two years and mitigate the liquidity constraints common to many businesses. However, as described above, the initiative is not limited to the settlement of outstanding debt arrears; it will also shorten the payment terms in line with the European rules, thereby producing positive effects from reducing the entry barriers as recently estimated by the European Commission22.
The government concludes that exceptional conditions exist, which allow, pursuant to Article 6 of Law No. 243/2012, a temporary deviation from planned fiscal objectives for 2014.

Structural reforms and gradual progression toward the MTO

The slowdown in the process of convergence toward a balanced budget in structural terms, previously foreseen in 2014, is also consistent with the government's intention to proceed with important reforms that will not only contribute to increasing Italy's potential GDP, but also to achieving, over the medium-term a more favourable budgetary position in structural terms, with consequent improvement in the sustainability of the public finances.
Article 3, Paragraph 4 of Law No. 243/2012 and Article 5 of EU Regulation No. 1175/2011 explicitly provide for a certain degree of flexibility in the calendar for convergence toward the MTO in the presence of important structural reforms, that have a positive medium-term impact on the budgetary position (including an increase in potential growth), and consequently, on the medium- and long-term sustainability of the public finances. Such reforms are assessed by the European Commission with regard to their consistency with the broad economic guidelines. The temporary deviation from the path of convergence toward the MTO is allowed, provided that an appropriate safety margin with respect to the deficit reference value is preserved, and that the budgetary position is expected to return to the MTO within the period covered by the Stability Programme. According to the estimates presented herein, the government's planned initiatives
____
22 See ‘Assessing product market reforms in Italy’, Greece, Portugal and Spain, European Commission, Note for the attention of the LIME Working Group, 2014.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	31

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

will lead to structural improvement of the country's public finances. This assessment considers only those measures with more easily quantifiable effects, such as the reduction of the tax wedge, the reduction of the regional tax on productive activity (IRAP), and the coverage provided by expenditure cuts and increased taxation on financial income. Such measures are considered together with the deregulation and simplification measures and further labour market reforms. Other structural reforms not explicitly considered in the simulation scenario23 could have favourable effects in the medium term, thereby further strengthening the financial sustainability of the public accounts.
Table III.8 sequentially reports the estimates of the positive financial effects of the reforms on key macroeconomic variables and the primary budget balance. The final section of the table illustrates the total effects of the reforms, including their impact on the debt-to-GDP ratio.
As a result of the government's planned reforms, the cumulative effect on GDP by 2018 is forecast to be 2.2 percentage points higher than in the baseline scenario. The effects of the reforms, once fully implemented, are also significant in terms of private consumption and investment, which are respectively 1.9 and 3.0 percentage points higher. Employment is also forecast to increase, thanks to the positive effects on the labour supply; the introduction of a personal income tax credit on permanent work for lower income brackets is expected not only to lower the tax wedge, but also to produce significant indirect effects on the labour-force participation rate, with a cumulative rise by 0.6 percentage points during the 2015-2018 three-year period24.
From the standpoint of the public finances, there is sufficient coverage of the government's planned reform measures, such that their fiscal impact should therefore not result in any reduction of the primary balance.
The impact of the reforms on potential GDP for the 2014-2018 period is estimated by using the macroeconomic scenario described in Table III.8, which incorporates the effects of the structural reforms on the economy. Such effects are not included in the macroeconomic scenario or the public finance policy-scenario described in this Document. In order to decompose the cyclical from the structural impact of the abovementioned reforms, the commonly agreed production function method has been applied to the macroeconomic scenario inclusive of the effects of the reforms. For the years after 2018, the variables related to the individual productive factors are extrapolated with simple statistical techniques or, in certain cases, it is assumed that they converge toward the structural parameters estimated by the European Commission, as appropriately revised to include the macroeconomic effect of each individual reform25.
____
23 The reforms considered are also described in the NRP. However, this section does not take into account other planned initiatives such as, for instance, the macroeconomic impact of the payment of public debt arrears that might have positive structural effects on GDP levels.
24 The effects on the labour-force participation rate are estimated through the Department of the Treasury's labour market micro-simulation model, ITaxSIM (Italian Taxation Simulation Model). The model indicates a significant increase in the rate of participation of women and a smaller increase in the rate of participation of men. The change of 0.6 percentage points is the weighted average of the two rates.
25 The method for projecting potential GDP is in line with that currently under review by the Economic Policy Committee of the European Council and the Output Gap Working Group. For additional details, see Section III.4 of this Document and Section III.3 of the Note on Methodology for Economic Forecast attached to the EFD.

32	MINISTERO DELL’ECONOMIA E DELLE FINANZE

III. REPORT TO PARLIAMENT ON NET BORROWING AND THE PUBLIC DEBT

TABLE III.8: MACROECONOMIC IMPACT OF THE 2014 PLANNED REFORMS
Description of measure	Results of simulations
		Cumulative effects on GDP and other macroeconomic variables compared with the baseline scenario
		2014	2015	2016	2017	2018
Increase in PIT deductions on income from permanent employment	GDP	0.1	0.3	0.4	0.6	0.6
	Private consumption	0.1	0.4	0.6	0.7	0.8
	Gross fixed investment	0.1	0.6	1.1	1.4	1.4
	Employment	0.0	0.1	0.2	0.4	0.6
	Primary balance/GDP (1)	0.4	0.6	0.5	0.5	0.4
Reduction of regional tax on productive activity (IRAP)	GDP	0.0	0.1	0.1	0.1	0.1
	Private consumption	0.0	0.1	0.1	0.2	0.2
	Gross fixed investment	0.0	0.1	0.1	0.2	0.2
	Employment	0.0	0.0	0.1	0.1	0.1
	Primary balance/GDP (1)	0.1	0.1	0.1	0.1	0.1
Revision of taxation on financial income	GDP	0.0	0.0	-0.1	-0.1	-0.1
	Private consumption	0.0	-0.1	-0.2	-0.2	-0.2
	Gross fixed investment	0.0	-0.1	-0.1	-0.2	-0.2
	Employment	0.0	0.0	0.0	0.0	0.0
	Primary balance/GDP (1)	0.0	-0.2	-0.1	-0.1	-0.1
Spending review	GDP	-0.1	-0.2	-0.3	-0.2	-0.1
	Private consumption	0.0	-0.1	-0.2	-0.2	-0.2
	Gross fixed investment	-0.2	-0.6	-0.9	-0.8	-0.6
	Employment	0.0	-0.1	-0.1	-0.1	-0.1
	Primary balance/GDP (1)	-0.3	-0.4	-0.4	-0.3	-0.4
Deregulation and simplification (Law No. 27/2012, Law No. 35/2012 , Law No. 98/2013 and Senate bill No. 958)	GDP	0.1	0.3	0.4	0.6	0.9
	Private consumption	-0.1	0.0	0.1	0.2	0.2
	Gross fixed investment	0.7	1.0	1.3	1.6	1.9
	Employment	0.0	0.0	0.0	0.0	0.1
	Primary balance/GDP (1)	-0.1	-0.1	-0.1	-0.1	0.0
Reform of the labour market (Law No. 92/2012 with amendments from Decree-Law No.34/2014)	GDP	0.2	0.3	0.4	0.5	0.8
	Private consumption	0.4	0.6	0.7	0.9	1.1
	Gross fixed investment	0.0	0.0	0.0	0.0	0.2
	Employment	0.2	0.3	0.2	0.3	0.5
	Primary balance/GDP (1)	0.0	0.0	0.0	0.0	-0.1
Total	GDP	0.3	0.6	1.0	1.5	2.2
	Private consumption	0.4	0.8	1.1	1.5	1.9
	Gross fixed investment	0.7	1.1	1.5	2.1	3.0
	Employment	0.2	0.4	0.4	0.7	1.2
	Primary balance/GDP (1)	0.0	0.0	0.0	0.0	-0.1
	Debt/GDP (1) (2)	-0.2	-0.8	-1.3	-2.1	-3.5
Note: Disparities, if any, between the totals of the individual components and the totals reported in the table are due to rounding. The only difference with the similar table of the NRP (Table I.1) refers to the macroeconomic impact of the general government’s debt arrears. For precautionary purposes, the effects on GDP growth have not been considered. However, the effects deriving from public debt arrears are considered in the public debt estimates of the baseline policy scenario.
Source: MEF analyses with the ITEM, IGEM and QUEST Italia model.
(1) Difference compared with the baseline scenario (positive sign indicates deterioration; negative sign indicates improvement).
(2) MEF analyses with the public debt model.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	33

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

In particular, it is assumed that the Non-Accelerating Inflation Rate of Unemployment (NAIRU) converges in 2026 at the so-called ‘anchor value’ estimated by the European Commission through a panel model26 and equal to 9.4 per cent for Italy. However, consistent with the aforementioned methodology, it is estimated that the level of the anchor unemployment rate needs to be reduced to 8.8 per cent27 due to the impact of the tax wedge reduction and the other measures adopted for the labour market. Finally, it is assumed that the stock of capital converges toward its equilibrium, growing in line with the Total Factor Productivity from 2028, or three years in advance with respect to the baseline scenario projection.
Thanks to the effects of the reforms announced by the government, the real growth rate of potential GDP increases as early as 2014, going from a rate close to zero to a value of 0.2 per cent. In the years thereafter, and through 2017, potential GDP growth is more rapid than in the baseline scenario. In the medium term, the reforms contribute to bolstering the growth of potential GDP. By 2026, the growth rate of potential GDP inclusive of the reforms is approximately 0.3 percentage points above that provided in the baseline scenario.

FIGURE III.3: REAL GROWTH RATE OF POTENTIAL GDP IN THE REFORM SCENARIO

____
26 See Section III.3 of the Note on Methodology for Economic Forecast attached to the EFD with reference to the criteria for preparing year-on-year forecasts (Exhibit II); for addition details, see also Orlandi F., 2012, Structural unemployment and its determinants in the EU countries, European Economy, Economic Papers, No. 455. http://ec.europa.eu/economy_finance/publications/economic_paper/2012/pdf/ecp_455_en.pdf.
27 The 0.6 percentage point reduction of the anchor level of NAIRU (from 9.4 per cent to 8.8 per cent) comes from applying anchor NAIRU elasticities to the tax wedge. It is assumed that the measure to reduce personal income tax will cause an approximately 3.0 per cent reduction of the variable of reference adopted in the Commission's methodology. The current tax wedge level for 2012 was estimated to be approximately 44.5 per cent.

34	MINISTERO DELL’ECONOMIA E DELLE FINANZE

III. REPORT TO PARLIAMENT ON NET BORROWING AND THE PUBLIC DEBT

For the effect of the reforms, the debt-to-GDP ratio falls immediately and more rapidly as a result of higher potential growth. After 2018, assuming the primary structural balance remains constant (unchanged policies), the reduction of the debt-to-GDP ratio in the reform scenario accelerates further compared with the baseline forecasts. As a result of the reforms, the debt-to-GDP ratio in 2026 would be approximately 9 percentage points below that in the baseline scenario.

FIGURE III.4: IMPACT OF THE REFORMS ON THE PUBLIC DEBT: DIFFERENCES COMPARED WITH THE BASELINE SCENARIO (% of GDP)

In view of these dynamics, it is possible to conclude that the deviation from the convergence path toward the MTO, which is necessary to allow for the implementation of important structural reforms, will produce positive significant effects on potential growth in the medium term, and will contribute, in the final analysis, to improving the sustainability of Italy's public finances.

Realignment plan

In view of the intention to proceed with the settlement of the remaining share of general government's debt arrears and to implement an ambitious programme of structural reforms, the government commits itself to executing a realignment plan to put the country back on track toward the programmed targets that coincide with the policy-scenario fiscal targets as outlined in the EFD.
The slowdown in the convergence toward the MTO in 2014 will be offset by the government's commitment to implement a realignment plan as from 2015 that will allow for fully achieving the MTO in 2016. In 2015, the structural deficit should once again decrease by 0.5 percentage points of GDP, due to consolidating budget measures financed entirely by spending cuts equal to 0.3 percentage points of GDP with respect to the primary balance at current legislation. The

MINISTERO DELL’ECONOMIA E DELLE FINANZE	35

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

balancing of the budget in structural terms would be fully achieved in 2016 and maintained over the planning horizon, until 2018.
Such realignment plan will be complemented by an ambitious privatisation programme that calls for the sale of State assets for an amount equal to approximately 0.7 per cent of GDP over the 2014-2017 three-year period.
The planned corrective measures for the next few years and the proposed asset divestment plan will ensure the rapid reduction of the higher debt-to-GDP ratio resulting from the additional settlements of the debt arrears. As outlined in Section III.7 (‘The debt rule and other relevant factors’), the trend of the debt-to-GDP ratio under the policy scenario would comply with the rule for the convergence of the debt toward the European threshold as early as 2015.

III.4 THE CYCLICALLY ADJUSTED BUDGET BALANCE

Constitutional Law No. 1/2012 on the 'Introduction of the balanced budget principle in the Constitution' and subsequent legislation (Law No. 243/2012) reformed the Italian Constitution by introducing and detailing the principle of a balanced budget in compliance with European legislation.
The new national legislation ratified the principles of the Stability and Growth Pact, as modified by EU Regulations No. 1175/2011 (Six Pack), and specified that a balanced budget is achieved when the structural balance is equal to the Medium-Term Objective (MTO), as defined by criteria established by the European Union.
The Code of Conduct for the Preparation of the Stability Programmes28 defines the MTO in structural terms on the basis of specific indicators for each country (such as the potential long-term growth rate, the current level of the debt-to-GDP ratio, and the amount of the implicit liabilities in relation to population ageing). The Italian government's MTO currently coincides with a balanced budget in structural terms.
The introduction of the structural balance measure in Italian legislation integrates the definition of policy-scenario fiscal targets in nominal terms. These targets, which do not depend solely on fiscal-policy measures, react spontaneously to the underlying dynamic of the economy. Structural targets are measured net of the economic cycle, and therefore allow for assessing the discretionary component of fiscal policy.
The output gap indicator summarises the economy's cyclical position and allows for deriving the structural balances. The output gap measures the difference between actual GDP and potential GDP, in relation to potential. The potential GDP and the output gap of the Italian economy are estimated through a method agreed by all EU countries, which is based on the production function29.
____
28 See the Code of Conduct for the Preparation of the Stability Programmes: ‘Specifications on the implementation of the Stability and Growth Pact and Guidelines on the format and content of Stability and Convergence Programmes’, September 2012:
http://ec.europa.eu/economy_finance/economic_governance/sgp/pdf/coc/code_of_conduct_en.pdf

29 D'Auria et al., 2010, The production function methodology for calculating potential growth rates and output gaps, European Economy, Economic Papers 420.

36	MINISTERO DELL’ECONOMIA E DELLE FINANZE

III. REPORT TO PARLIAMENT ON NET BORROWING AND THE PUBLIC DEBT

This method was approved by the ECOFIN Council, and is periodically discussed and reviewed by the Economic Policy Committee and Output Gap Working Group (EPC-OGWG).
Following a sharp contraction of GDP growth in 2012 and 2013, the Italian economy is poised to experience a moderate expansion in 2014 (see Chapter II, Macroeconomic framework). According to the estimates, potential GDP is unlikely to reflect the turnaround expected this year, and after falling by a significant 0.7 per cent in 2012 and 0.4 per cent in 2013, it will likely contract by 0.1 per cent in 2014, despite the positive contribution of Total Factor Productivity. Potential GDP should recover in 2015, with the growth rate climbing to 0.8 per cent by 2018. The labour factor is expected to contribute positively to potential growth as from 2015, whereas the capital factor should not contribute until 2016.
The output gap, which hit a record of -4.5 per cent of potential GDP in 2013, is expected to decline to -3.7 per cent in 2014. As already indicated in Section III.3, this estimate is greater in absolute terms than the level of the representative output gap (ROG) prevailing in normal cyclical conditions (the Commission estimated the ROG at around -2.7 per cent of potential GDP for 2012). Therefore, the effects of the deep economic recession look poised to continue in 2014, and will likely end only in 2015, when the actual output gap should equal the ROG. In the following years, the output gap is expected to gradually close, returning to a positive balance equal to 0.6 per cent of potential GDP in 2018.
In order to evaluate the impact of the economic cycle on the general government fiscal budget, it is necessary to measure its cyclical component, which is obtained by multiplying the output gap by the budget balance's semi-elasticity to economic growth30. The semi-elasticity parameter for Italy is approximately 0.55. On the basis of this parameter, the cyclical component of the budget balance is equal to -2.5 per cent of GDP in 2013, -2.0 per cent in 2014, and -1.5 per cent in 2015, decreasing gradually thereafter and turning positive in 2018 (+0.3 per cent).
In 2012 and 2013, at the height of the recession, Italy remained firmly on the path toward achieving its MTO without any significant deviations. The structural balance (borrowing, net of the effects of the economic cycle and one-off measures) was reduced in relation to GDP to a much greater extent than the 0.5 percentage points of GDP per year required by the Stability and Growth Pact. The structural balance fell by 0.6 percentage points of GDP in 2013 and an average of 1.4 percentage points for the 2012-2013 two-year period. This change was facilitated by a considerable reduction of public expenditure. The general government expenditure aggregate net of discretionary revenue measures (see the
____
30 In 2013, the OGWG decided to substitute the parameter of reference, shifting from elasticity to semi-elasticity. Instead of measuring the impact of the absolute level of the budget balance to changes in economic growth, the calculation considers the change in the budget balance as a percentage of GDP to changes in economic growth. In addition, updates were made to the parameters that represent the specific weights for each individual country, in other words, the structure of revenue and expenditure, and the related weights of the individual categories that make up revenue and expenditure. While the changeover to semi-elasticity and the modification of the related weights do not have any significant effects on the calculation of the cyclical component, they do have significant effects on the separate calculation of structural revenue and expenditure. For additional details, see: Mourres G., Isbasoiu G.-M., Paternoster D. and M. Salto, (2013), The cyclically-adjusted budget balance used in the EU ﬁscal framework: an update, Economic Papers 478, European Commission. Also available at:
http://ec.europa.eu/economy_finance/publications/economic_paper/2013/pdf/ecp478_en.pdf

MINISTERO DELL’ECONOMIA E DELLE FINANZE	37

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

Focus on the expenditure rule) contracted over this two-year period by an average of more than 3.0 per cent per year in real terms.
For 2014, the structural deficit is projected to be 0.6 per cent of GDP, which reflects a reduction of 0.2 percentage points of GDP from 2013, instead of the 0.5 percentage points required by the Stability Pact. The general government expenditure aggregate net of discretionary revenue measures is projected to contract by 0.6 per cent in real terms, not in line with the Commission parameter that require a reduction of at least 1.07 per cent.

TABLE III.9: THE CYCLICALLY ADJUSTED BUDGET (% of GDP) (1)
	2012	2013	2014	2015	2016	2017	2018
GDP growth rate at constant prices	-2.4	-1.9	0.8	1.3	1.6	1.8	1.9
Net borrowing	-3.0	-3.0	-2.6	-1.8	-0.9	-0.3	0.3
Interest expenditure	5.5	5.3	5.2	5.1	5.1	4.9	4.7
Potential GDP growth rate	-0.7	-0.4	-0.1	0.3	0.4	0.7	0.8
Factor contribution to potential growth:
Labour	-0.7	-0.3	-0.1	0.1	0.1	0.2	0.2
Capital	0.0	-0.1	0.0	0.0	0.1	0.2	0.2
Total factor productivity	-0.1	0.0	0.1	0.1	0.2	0.3	0.3
Output gap	-3.1	-4.5	-3.7	-2.7	-1.6	-0.5	0.6
Cyclical component of the budget balance	-1.7	-2.5	-2.0	-1.5	-0.9	-0.3	0.3
Cyclically adjusted budget balance	-1.3	-0.6	-0.6	-0.3	0.0	0.0	0.0
Cyclically adjusted primary surplus	4.2	4.7	4.6	4.8	5.1	4.9	4.7
One-off measures	0.1	0.2	0.0	-0.1	0.0	0.0	0.0
Budget balance, net of one-off measures	-3.1	-3.3	-2.7	-1.6	-0.9	-0.3	0.3
Cyclically adjusted budget balance, net of of one-off measures	-1.4	-0.8	-0.6	-0.1	0.0	0.0	0.0
Cyclically adjusted primary surplus, net of of one-off measures	4.1	4.5	4.6	4.9	5.1	4.9	4.7
Change in budget balance, net of one-off measures	-1.3	0.2	-0.6	-1.0	-0.8	-0.6	-0.6
Change in cyclically adjusted balance, net of of one-off measures	-2.2	-0.6	-0.2	-0.5	-0.1	0.0	0.0
(1) Rounding to the first decimal point may cause inconsistencies between the values shown in table.

As outlined in detail in Section III.3 above, the temporary deviation in 2014 in the path toward achieving the MTO is a response to both the deep recession that afflicted Italy in 2012 and 2013, and the need to adopt an integrated strategy for implementing important structural reforms capable of boosting the growth potential of the economy and improving the sustainability of the public finances in the medium term.
European and national regulations provide for flexibility that allows for deviating from the path toward the MTO in both of these circumstances31. As already clarified, such deviation is allowed provided that an appropriate margin of safety is maintained in comparison with the reference value of the deficit-to-GDP ratio, and that the country is back on the adjustment path toward the MTO within the period covered by the Stability Programme.
____
31 See the EU Regulation No. 1175/2001 that revises and amends Article 5 of the Regulation No. 1466/97, and Article 3 of Law No. 243/2012.

38	MINISTERO DELL’ECONOMIA E DELLE FINANZE

III. REPORT TO PARLIAMENT ON NET BORROWING AND THE PUBLIC DEBT

For the aforementioned reasons, postponing the achievement of the MTO to 2016 does not constitute a violation of European regulations and is in line with the provisions of national laws and regulations.

FOCUS
Sensitivity of the structural balance to the method used to calculate the output gap

The estimate of the output gap, computed through the production-function method agreed at a European level, is significantly dependent on the assumptions regarding the underlying macroeconomic scenario, as well as the identification of certain initialisation parameters for the estimate of the structural unemployment rate, such as Non-Accelerating Inflation Rate of Unemployment (NAIRU) and Total Factor Productivity (TFP).

More specifically, the parameters needed to estimate NAIRU, which represents the structural component of the unemployment rate, are highly discretionary. NAIRU is calculated on the basis of a bivariate model in which the trend-cycle breakdown of the unemployment rate is estimated jointly with a Phillips curve that includes the unemployment gap among the determinants of the change in the salary growth rate. The statistical filter used for this model is the Kalman filter which, during the estimation, requires the ex-ante definition of the initialisation parameters of the underlying components, including, for example, the limits of fluctuation of the variances of the random processes that regulate the Phillips curve and the trend-cycle breakdown of unemployment (for additional details about the methodology and the parameters used, see the Note on Methodology for Economic Forecast attached to the EFD).

In previous Italy’s planning documents, the computations of NAIRU have incorporated the initialisation parameters adopted by Commission so as to avoid results for the output gap and the structural balances that were significantly out of line with the European Commission's forecast. However, in recent years, the Commission has frequently revised these parameters, especially in light of the increase of the unemployment rate after 2011.

In addition, the estimate of NAIRU used in the 2014 EFD does not differ significantly from the series computed by the Commission in the Winter Forecast 2014 (Figure 1). However, in order to obtain this result, it was necessary to revise the underlying initialisation parameters through iteration, as the use of the parameters validated by the Commission in its most recent forecast would have produced a totally different NAIRU profile. As shown by the figure below, the incorporation of the Commission's parameters would have produced an entirely different NAIRU profile, completely revised both over the historical sample and in the forecast horizon. Starting in 2013 and over the entire forecast horizon covered by the 2014 EFD, NAIRU on the basis of the Commission's parameters would have entailed lower values on average.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	39

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

SPECIFIC DIFFERENCES IN NAIRU (% changes)

Different NAIRU profiles lead to different estimates of potential GDP and consequently, the output gap. The figure below shows the trend of the output gap as published by the European Commission in the Winter Forecast, the output gap published by Italy in the EFD, and the output gap that would have been obtained by using the lower NAIRU profile calculated with the Commission's initialisation parameters. As shown, a lower NAIRU entails an average expansion of the output gap of approximately 0.4 percentage points during the 2013-2018 period.

SPECIFIC DIFFERENCES IN THE OUTPUT GAP (% of potential GDP)

The value of the output gap has important consequences on the definition of the structural balances. The figure below illustrates the structural balances under the policy scenario for the 2013-2018 period using the different output gap profiles. Using an output gap in line with the European Commission's NAIRU initialisation parameters yields a decidedly more favourable structural balance, with a surplus of 0.1 per cent in 2015 versus the slight deficit forecast in this Document. Furthermore, the structural balance would be a constant surplus of 0.3 per cent of GDP as from 2016 with the Commission parameters, whereas the calculation with the official initialisation parameters would only result in a structural balance.

40	MINISTERO DELL’ECONOMIA E DELLE FINANZE

III. REPORT TO PARLIAMENT ON NET BORROWING AND THE PUBLIC DEBT

SPECIFIC DIFFERENCE IN THE STRUCTURAL BALANCE (% of GDP)

It is evident that the agreed European methodology for estimating potential GDP and the related indicators significantly depends on the discretionary choices of the parameters underlying the models, first and foremost in the case of NAIRU. Using the European Commission's most recent official parameters, Italy's fiscal outlook would be significantly better than the official values stated in this Stability Programme. The operative choice to adopt initialisation parameters different from those used by the Commission in the 2014 Winter Forecast is based on the need to get the estimate of potential GDP as close as possible to that of the European Commission, even though different alternatives in the underlying parameters would lead to significantly different results.

III.5 PUBLIC DEBT

The public debt management in 2013 and in the first quarter of 2014 unfolded against a backdrop of gradual normalisation of the operation of the financial markets in general, and the government securities market in particular, especially compared to highly volatile conditions during the period from the final quarter of 2011 to mid-2012. Although significantly more limited in scope, phases of turbulence and volatility also affected the markets in 2013, and can be attributed in equal measure to domestic factors (mainly linked to political and institutional events) and international factors (predominantly monetary-policy decisions made by leading central banks around the world).
The start of 2013 was marked by continuity with the final months of the previous year, with a continuation of the downward trend of interest rates and spreads against German securities. This trend, which began to take shape in September 2012, was fostered by domestic factors such as the improvement of Italy's public finance conditions, as well as by the achievement of important objectives established at the European level such as the reinforcement of financial support mechanisms, and the acceleration of the process of integrated bank supervision. Last but not least, the trend was also supported by the measures adopted by the European Central Bank, including the new system for potential intervention through the secondary market purchase of government securities

MINISTERO DELL’ECONOMIA E DELLE FINANZE	41

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

with maturities of up to three years, Outright Monetary Transactions (OMT), designed to yield more efficient transmission of monetary-policy impulses to the economy.
Against this backdrop, the Treasury returned to the market in January 2013 with a new 15-year BTP, which had a significant positive response both in terms of cost conditions and the quality of the investors involved. The transaction also sent a very significant signal to investors, as the Treasury had not come to the market with a long-term security for over two years.
Market tensions surfaced again immediately following the country's elections at the end of February 2013 and the consequent difficulties in forming a new government. Even though there were days with sudden volatility spikes, the primary and secondary markets for government securities continued to function regularly during this period. The Treasury was thus able to manage its auction placements without any major difficulty, while dealers were able to continue trading government securities without any specific irregularity.
With the formation of the government and the relative stability of the international financial markets, the overall framework of the government securities market once again adopted a strong positive tone, paving the way for another decrease in interest rates across the entire yield curve, and a further reduction of the spreads versus Germany to levels not far from where they stood in mid-2011, before the European sovereign debt crisis directly affected Italy. It was at this juncture that the Treasury considered the conditions appropriate to offer a new 30-year BTP, a maturity that had not been offered since September 2009.

FIGURE III.5: ITALIAN GOVERNMENT SECURITIES YIELD CURVE

Toward the end of the second quarter of 2013, the sovereign debt market was once again volatile, with interest rates on the rise and the slope of the yield curve levelling off. Unlike in previous months, this movement was due to international factors, specifically the U.S. Federal Reserve's announcement of possible tapering

42	MINISTERO DELL’ECONOMIA E DELLE FINANZE

III. REPORT TO PARLIAMENT ON NET BORROWING AND THE PUBLIC DEBT

and subsequent stoppage of quantitative easing on the U.S. secondary market. The market immediately interpreted this decision as a sign of a gradual retrenchment of the commitment to keep long-term interest rates low and to ensure sufficient liquidity within the financial system.
The impact of the announcement was very significant on the levels of global interest rates, obviously including both Europe and the Euro Area. Despite the extent of this movement, the Italian government securities market continued to operate in a substantially ordered manner, albeit not without some significant movements of securities prices.
Once this phase had been overcome, a new round of domestic tensions emerged, with uncertainties deriving from the possible renewal of a phase of political instability. In September and during the first days of October, the market again experienced episodes of turbulence, particularly with respect to shorter term maturities; the pressure rapidly subsided when the Italian government secured a confidence vote. Since then, the government securities market has enjoyed an uninterrupted period of steady and uniform performance across most of the instruments offered by the Treasury. This performance was further facilitated by the outcome of the first issuance of the 7-year BTP, which represented not only a new strategic point on the yield curve, well-suited to the Treasury's risk management, but also an instrument particularly appealing to investors who had been active for many months in securities with a residual maturity of around seven years. The positive trend at year end was also supported by the success of the year's second issuance of the Italian Treasury's retail instrument, the BTP Italia, with the offering exceeding even the most optimistic forecasts. First introduced in 2012, the BTP Italia was floated again in April 2013 with a very positive response from investors.

FIGURE III.6: SPREAD OF 10-YEAR BENCHMARK BTP VERSUS BUND

MINISTERO DELL’ECONOMIA E DELLE FINANZE	43

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

FIGURE III.7: YIELDS ON 10-YEAR BENCHMARK ISSUES OF ITALIAN GOVERNMENT SECURITIES

The market's buoyant trend during the final quarter of 2013 was mainly related to short- and medium-term maturities, whose yields and BTP-Bund spreads moved back in line with the pre-crisis levels of 2010. A significant reduction was also seen in the yields on longer term maturities, even though BTP-Bund spreads still reflected the effects of the lengthy financial crisis that began in the U.S. in 2007 and then continued to a varying degree in Europe, with strong tensions on sovereign debt during the 2010-2012 period.
With the improvement of the general situation and significant moderation of the sources of tension, the Italian government securities market experienced improved liquidity conditions in the secondary segment, and a significant recovery of trading volumes and pricing efficiency. The turnaround has benefitted the entire spectrum of debt instruments, albeit to various degrees, including those that had suffered the most during the crisis, such as longer term bonds, Euro-area inflation-indexed bonds, and floating-rate bonds.
The market's performance was also underpinned by the continual return, marked by increasing rates and volumes, of European and other foreign investors, who have chosen to participate in both the primary and secondary segments, depending on the market's momentum. This presence made it possible first to stabilise and then consolidate the share of Italian debt in the form of government securities held by non-resident investors, after that share had experienced a less-than-negligible reduction between mid-2011 and mid-2012.
The overall framework improved further in the first months of 2014: the decrease in the level of yields continued and was very pronounced, with further compression of the yield differentials against the German Bunds. All of the primary market placements benefited from this momentum, with a very positive response also seen from those foreign investors that had not been active in the Italian debt market for a long time. In consideration of the market's performance, the Treasury opted to issue a new 10-year security indexed to European inflation,

44	MINISTERO DELL’ECONOMIA E DELLE FINANZE

III. REPORT TO PARLIAMENT ON NET BORROWING AND THE PUBLIC DEBT

returning to a segment that had been severely penalised during the most acute phase of the sovereign debt crisis. The market's favourable reaction to this issuance clearly demonstrated the significance of these securities for the Treasury's diversification policy and validated the approach taken over the years to guarantee continuity to the issuances, even if for lower volumes, in order to minimise the impact on the cost of the debt during the most intense phases of the crisis.

FIGURE III.8: YIELD DIFFERENTIAL BETWEEN 10- AND 2-YEAR ITALIAN GOVERNMENT SECURITIES

III.6 TREND OF THE DEBT-TO-GDP RATIO

The forecast of the debt-to-GDP ratio highlights a decrease in 2015, from a 2014 peak that will be the final year of a period of continuous growth that began in 2007.
With reference to the final figures for past years, the debt-to-GDP ratio for 2011 was lowered only marginally due to ordinary statistical revisions, moving from the 120.8 per cent reported in the EFD Update in September 2013 to 120.7 per cent; instead, the figure for 2012 was confirmed at 127.0 per cent.
The final figure for 2013 shows the ratio at 132.6 per cent, which is approximately 0.3 percentage points lower than the ratio published in the policy scenario in the EFD Update. The definitive ratio is the result of an estimate of the GDP deflator that is lower than the actual figure (1.2 per cent, versus a final figure of 1.4 per cent), even though real growth fell below expectations (-1.9 per cent, versus an estimate of -1.7 per cent) and the debt stock was slightly higher than the final figure. The 5.7 percentage-points increase in the ratio between 2012 and 2013 can be attributed (as already evidenced in the EFD Update forecasts) to particularly significant levels of both the snowball component (which is affected by the difference between the cost of the debt and nominal growth of

MINISTERO DELL’ECONOMIA E DELLE FINANZE	45

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

GDP), and the stock-flow adjustment (due mostly to the debt issuances in 2013 to fund the settlement of the general government’s debt arrears32).
In 2014, the debt-to-GDP ratio is projected to rise further, reaching a level of 134.9 per cent, which is approximately 2.1 percentage points higher than the estimate in the EFD Update. This increase is mostly attributable to less robust nominal GDP growth (revised from 2.9 per cent to 1.7 per cent), but also to a projected debt stock that is approximately 0.8 percentage points higher. The increased debt stock is mainly due to a change in the estimate of the public sector's borrowing requirement (from 3.7 per cent of GDP to 5.3 per cent) attributable in equal measure to a deterioration of the borrowing requirement based on unchanged legislation, and the settlement of a further €13 billion of the general government’s debt arrears (to be disbursed in addition to the amounts already planned for 2014 under the combined provisions of two decree-laws enacted in 2013). This trend is partially offset, among other factors, by a lower value (equal to approximately 0.3 per cent of GDP) of the effects of valuation of the debt (as represented by issuing discounts and the revaluation for inflation on indexed securities), as well as by a higher estimate of revenue from privatisations of approximately 0.2 per cent.

FIGURE III.9: FACTORS DETERMINING THE PUBLIC DEBT (% of GDP)

The significant deceleration in the projected growth of the debt-to-GDP ratio in 2014 compared with 2013 (2.3 percentage points, compared to 5.7 percentage points from 2012 to 2013) is, thus, attributable to a significant reduction in the snowball effect, principally due to the return to real GDP growth which offsets the significant reduction of the GDP deflator. The improvement of the primary surplus (from 2.2 per cent of GDP to 2.6 per cent) also contributes to reducing the ratio of
____
32 Decree-Law No. 35/2013 converted by Law No. 64/2013, and Decree-Law No.102/2013 converted by Law No. 124/2013

46	MINISTERO DELL’ECONOMIA E DELLE FINANZE

III. REPORT TO PARLIAMENT ON NET BORROWING AND THE PUBLIC DEBT

the debt stock to GDP, while the stock-flow adjustment remains high (1.9 per cent in 2014 versus 2.1 per cent in 2013), as a result of the continuation of the process of reimbursing public debt arrears started in 2013.

TABLE III.10: FACTORS DETERMINING THE PUBLIC DEBT (% of GDP) (1)
	2012	2013	2014	2015	2016	2017	2018
Level (net of aid) (2)	124.2	129.1	131.1	129.5	126.1	121.5	116.9
Impact of aid (3)	2.7	3.6	3.9	3.8	3.7	3.6	3.5
Level (including loans) (2)	127.0	132.6	134.9	133.3	129.8	125.1	120.5
Changes over the previous year	6.2	5.7	2.3	-1.6	-3.5	-4.7	-4.6
Factors determining changes in the public debt
Primary surplus (on an accrual basis)	-2.5	-2.2	-2.6	-3.3	-4.2	-4.6	-5.0
Snowball effect	6.5	5.8	3.0	1.8	1.1	0.8	0.6
of which: Interest (on an accrual basis)	5.5	5.3	5.2	5.1	5.1	4.9	4.7
Stock-flow adjustment	2.2	2.1	1.9	-0.1	-0.5	-0.9	-0.2
of which: Difference between cash and accrual basis	0.0	0.8	2.2	0.1	-0.3	-0.6	-0.8
Net accumulation of financial assets (4)	-0.4	0.3	-0.2	-0.4	-0.4	-0.5	0.2
of which: Privatisation proceeds	-0.5	-0.5	-0.7	-0.7	-0.7	-0.7	0.0
Effects of debt valuation	0.5	0.1	-0.2	0.1	0.1	0.2	0.2
Other (5)	2.1	0.9	0.2	0.1	0.1	0.1	0.1
Memo item: implicit interest rate on debt	4.5	4.1	4.0	3.8	3.9	3.9	3.9
(1) Rounding to the first decimal point may cause inconsistencies between the values shown in table.
(2) Including and excluding Italy's share of loans to EU Member States (bilateral or through the EFSF) and Italy's share of the ESM programme. For the years of 2012 and 2013, the amount of the loans to EMU Member States (bilateral or through the EFSF) and the ESM programme was equal to €42,665 and €55,620 million, respectively. The estimates for 2014-2017 include the proceeds from privatisations amounting to approximately 0.7 per cent of GDP per year. The estimates at unchanged legislation underlying the policy scenario include the proceeds expected from the reimbursement of the Treasury's bond financing of Monte dei Paschi di Siena, equal to approximately €4.0 billion, with tranches payable during the 2014-2017 period.
(3) Including the effects of Italy's contribution to support the Euro Area: contributions to the Greek Loan Facility (GLF), EFSF and ESM.
(4) Including the effects of the contributions for the GLF and the ESM programme.
(5) The other account, a residual item compared with the previous accounts, includes: changes in MEF liquidity; statistical discrepancies; EUROSTAT reclassifications; and contributions to support the Euro Area as provided by the EFSF programme.

The decreasing trend of the debt-to-GDP ratio should begin in 2015 when the ratio should equal 133.3 per cent. This ratio remains higher than the EFD Update forecast by almost 4 percentage points of GDP, due to both lower nominal GDP growth in the 2014-2015 two-year period (accounting for approximately 2.7 percentage points of the difference, net of rounding), and a higher debt stock (the remaining 1.2 percentage points, net of rounding). The increase is first and foremost attributable to the obvious carryover effect of prior years. In addition, the debt-to-GDP ratio forecast for 2015 also reflects the deterioration of the public sector borrowing requirement (increasing from 1.5 per cent of GDP to 2.5 per cent), which is nonetheless mitigated by higher proceeds from privatisations (+0.2 per cent of GDP compared with the EFD Update) and by two other key factors: the impact of the reimbursement of Treasury-financed bonds (the ‘Monti

MINISTERO DELL’ECONOMIA E DELLE FINANZE	47

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

bonds’33), which is slated to begin in 2014, and the amortisation of loans disbursed by the Ministry of Economy and Finance to local governments for reimbursement of the previously mentioned public debt arrears (for a total value of almost 0.3 per cent of GDP).
The 1.6 percentage-point reduction of the debt-to-GDP ratio from 2014 to 2015 is therefore due to an improvement in the primary surplus (which reaches 3.3 per cent of GDP), compared with the snowball effect (that continues its descent thanks to stronger nominal growth), and the substantial cancelling out of the stock-flow adjustment (which benefits from the completion of the debt arrears settlement).

TABLE III.11: GENERAL GOVERNMENT DEBT BY SUB-SECTOR (1) (in € mn and % of GDP)
	2012	2013	2014	2015	2016	2017	2018
Level, net of financial aid to Euro Area countries (2)
General government	1,946,809	2,013,373	2,079,871	2,107,044	2,113,579	2,102,670	2,091,945
% of GDP	124.2	129.1	131.1	129.5	126.1	121.5	116.9

Central government (3)	1,839,716	1,915,825	1,994,960	2,023,181	2,030,745	2,020,895	2,011,250
Local government (3)	131,766	136,837	124,200	123,152	122,123	121,064	119,984
Social security and welfare agencies (3)	149	158	158	158	158	158	158
Level, inclusive of loans to Euro Area countries (2)
General government	1,989,473	2,068,993	2,141,454	2,169,068	2,176,064	2,165,654	2,155,428
% of GDP	127.0	132.6	134.9	133.3	129.8	125.1	120.5

Central government (3)	1,882,380	1,971,445	2,056,543	2,085,205	2,093,230	2,083,879	2,074,733
Local government (3)	131,766	136,837	124,200	123,152	122,123	121,064	119,984
Social security and welfare agencies (3)	149	158	158	158	158	158	158
(1) Rounding to the first decimal point may cause inconsistencies between the values shown in table.
(2) Including and excluding Italy's share of loans to EU Member States (bilateral or through the EFSF) and Italy's share of the ESM programme. For the years of 2012 and 2013, the amount of the loans to EMU Member States (bilateral or through the EFSF) and the ESM programme was equal to €42,665 and €55,620 million, respectively. The estimates for 2014-2017 include the proceeds from privatisations amounting to approximately 0.7 per cent of GDP per year. The estimates at unchanged legislation underlying the policy scenario include the proceeds expected from the reimbursement of the Treasury's bond financing of Monte dei Paschi di Siena, equal to approximately €4.0 billion, with tranches payable during the 2014-2017 period.

(3) Including non-consolidated interest.
Source: Bank of Italy, Supplement to the statistical bulletin ‘Finanza pubblica, fabbisogno e debito’ of 14 March 2014.

The reduction of the ratio accelerates in 2016 and 2017, with projected reductions of 3.5 percentage points and 4.7 percentage points respectively, thereby reducing the ratio to 129.8 per cent and 125.1 per cent. The estimates of the 2016 and 2017 ratios exceed those in the EFD Update (by approximately 4.8 percentage points and 5.0 percentage points, respectively), due mostly a more subdued cumulative pattern of nominal GDP (approximately 3.1 percentage points and 3.4 percentage points, respectively). The remainder of the increase is attributable to a higher public sector borrowing requirement, which continues to
____
33 Decree-Law No. 95/2012 converted by Law No. 135/2012 and Law No. 228/2012 (2013 Stability Law).

48	MINISTERO DELL’ECONOMIA E DELLE FINANZE

III. REPORT TO PARLIAMENT ON NET BORROWING AND THE PUBLIC DEBT

be projected above the EFD Update projections (by approximately 0.8 percentage points for 2016 and 0.4 percentage points of GDP for 2017), despite a higher level of proceeds from privatisations (+0.2 percentage points per year).
The dynamic of the underlying components shows that the more rapid decline of the debt-to-GDP ratio is based on further reinforcement of the primary surplus, which amounts to 4.2 per cent of GDP in 2016 and 4.6 per cent in 2017, accompanied by further reduction of the snowball effect and a stock-flow adjustment that becomes negative due to the impact of the privatisations, and is no longer offset by other factors.
For 2018, the final year of the projection horizon, the debt-to-GDP ratio is projected to equal 120.5 per cent, with the pace of reduction similar to that for 2017. The decrease is facilitated by a public sector cash surplus equal to approximately 0.8 per cent of GDP.
In conclusion, the profile of the debt-to-GDP ratio based on the policy scenario shows a cumulative reduction of approximately 14.4 percentage points from the 2014 peak to 2018. This reduction is greater than that forecast in the EFD Update published in September 2013, which outlined a peak in 2013 and a cumulative reduction of 12.8 points in 2017.
When analysing the debt profile net of support for European solidarity programmes34, the debt-to-GDP ratio in 2018 comes to 116.9 per cent, or 3.6 percentage points less than the level inclusive of the aid, and a figure essentially in line with the estimate for 2017 in the EFD Update (since the estimate of such aid has not been significantly revised).

FIGURE III.10: TREND OF THE DEBT-TO-GDP RATIO (gross and net of aid to Euro Area countries)

____
34 Refers to the bilateral loan to Greek Loan Facility (GLF), and to Italy's portion of the EFSF debt and ESM capital.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	49

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

III.7 THE DEBT RULE AND OTHER RELEVANT FACTORS

The debt rule, which was introduced in European regulations by the Six Pack and ratified by Italy with a law to enshrine the principle of a balanced budget in the Constitution (Law No. 243/2012), will become fully effective in Italy in 2015, namely, at the end of a three-year transition period that began with Italy's exit from the Excessive Deficit Procedure.
In order to ensure that the debt-to-GDP ratio will decrease toward the 60 per cent threshold at a suitable pace, the rule requires that at least one of the following criteria be met:

•	in the three years preceding 2015, the distance between the debt-to-GDP ratio and the 60 per cent of GDP threshold must fall by an average of one-twentieth (backward-looking benchmark);
•	net of the economic cycle of the preceding three years, the debt-to-GDP ratio for 2015 must be less than the backward-looking benchmark;
•	in the three years preceding 2017, the distance between the debt-to-GDP ratio and the 60 per cent of GDP threshold must fall by an average of one-twentieth (forward-looking benchmark).

In order to ensure that the debt-to-GDP ratio converges in 2015 to the most favourable of the three benchmarks identified above, the Code of Conduct of the Stability and Growth Pact requires a Minimum Linear Structural Adjustment (MLSA) during the 2013-2015 transition period. This MLSA, which is necessary for ensuring respect of the debt rule in 2015, is obtained by closing the positive gap between the level of the debt and the most favourable of the three benchmarks outlined above (which, for Italy, is the forward-looking benchmark). This implies that Italy must ensure in 2013-2015 the conditions necessary to guarantee that the debt-to-GDP ratio will steadily follow a path toward reduction so that the ratio is below the benchmark by 2017 and the European debt rule is respected.
In line with the European Commission prior estimates, Italy's MLSA per year needs to equal 0.6 percentage points of GDP in order to ensure the respect of the debt rule for the 2013-2015 period for the scenario based on unchanged legislation contained in the 2014 EFD (see the 2013 figure in the first line of Table III.12). Considering the change of the structural balance expected for the 2013-2015 period, the structural adjustment necessary to comply with the debt rule is equal to 0.5 percentage points of GDP in 2014 in addition to the scenario based on unchanged legislation; in 2015, a further adjustment equal to 0.6 percentage points of GDP would be needed. Should this minimum fiscal adjustment not be implemented both in 2014 and 2015, the debt rule would be violated, and the Excessive Deficit Procedure could be reopened on the basis of the European Commission's forecast.
However, the implementation of government realignment plan for 2015, the achievement of the MTO in 2016 and its maintenance in subsequent years, as well as the launch of a privatisation programme with proceeds equal to approximately 0.7 per cent of GDP per year for the 2014-2017 period, allow to correct the scenario based on unchanged legislation and to full respect the debt rule in 2014 and 2015. Such a realignment plan should accordingly be sufficient to offset the increase in the public debt stock due to the roughly €13 billion settlement of the

50	MINISTERO DELL’ECONOMIA E DELLE FINANZE

III. REPORT TO PARLIAMENT ON NET BORROWING AND THE PUBLIC DEBT

general government’s debt arrears, as well as guarantee compliance with the debt rule in 2015, on a basis consistent with the requirements of both Article 6 of Law No. 243/2012 and the Stability and Growth Pact.
Figures III.11 and III.12 compare the underlying components of the debt-to-GDP ratio and illustrate the correction (resulting from the implementation of the government's policies) that will ensure compliance with the rule.
The y axis shows different levels of the primary surplus in relation to GDP, while the x axis indicates the various values of the differential between the economy's nominal growth rate and the average cost of the debt. This differential is known as the snowball effect and it measures the negative effect of interest payments on past debt vis-à-vis the positive effect of economic growth on the reduction of the debt-to-GDP ratio. The continuous line, which divides the quadrant into two areas, identifies all combinations between the primary balance and the snowball effect that make it possible to reduce the debt by one-twentieth per year, as established by the European debt rule, on the basis of the forward-looking benchmark.
An analysis of the two figures shows that full convergence toward the MTO and the implementation of privatisations with proceeds totalling at least 0.7 per cent of GDP per year over the 2014-2017 period are necessary conditions to ensure that the debt-to-GDP ratio establishes itself on a downward path as of 2015, so that the ratio will be below the reference benchmark two years later (in 2017) and therefore comply with the European debt rule.

TABLE III.12: MINIMUM LINEAR STRUCTURAL ADJUSTMENT (MLSA)
	2013	2014	2015
Scenario based on unchanged legislation:
Minimum linear structural adjustment (a)	0.6	0.6	1.1
Forecast change in the structural balance (b)	0.6	0.2	0.2
Additional adjustment needed (a-b)	0.0	0.5	0.9

Policy scenario:
Minimum linear structural adjustment (a)	0.4	0.2	0.4
Forecast change in the structural balance (b)	0.6	0.2	0.5
Additional adjustment needed (a-b)	-0.2	0.0	-0.1

MINISTERO DELL’ECONOMIA E DELLE FINANZE	51

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

FIGURE III.11: COMBINATIONS OF PRIMARY SURPLUS AND SNOWBALL EFFECT THAT ALLOW FOR RESPECTING THE DEBT RULE IN 2015 ON THE BASIS OF UNCHANGED LEGISLATION

Note: BF: Benchmark forward. Source: MEF calculations on 2014 Stability Programme data.

FIGURE III.12: COMBINATIONS OF PRIMARY SURPLUS AND SNOWBALL EFFECT THAT ALLOW FOR RESPECTING DEBT RULE IN 2015 ON THE BASIS OF THE POLICY SCENARIO

Note: BF: Benchmark forward Source: MEF calculations on 2014 Stability Programme data.

Relevant factors

If the debt-to-GDP ratio were to diverge from its benchmark on the basis of the analysis described above, the European Commission, pursuant to Article 126(3) of the Treaty on the Functioning of the European Union, would be required, as a precursor to any opening of an Excessive Deficit Procedure (EDP), to draft a report

52	MINISTERO DELL’ECONOMIA E DELLE FINANZE

III. REPORT TO PARLIAMENT ON NET BORROWING AND THE PUBLIC DEBT

in which qualitative assessments are made regarding of the so-called ‘other relevant factors’. The analysis of these factors represents a mandatory step in assessments that might lead to of the opening of an EDP based on a country's inability to reduce its debt at an ‘adequate pace’.
In cases in which the violation of the debt criteria can be attributed to such relevant factors (including during the transition period), the country would be exempt from the EDP for non-compliance with the debt rule.
According to EU Regulation No. 1467/97, relevant factors include, in general, the medium-term trends of the key macroeconomic variables regarding public finance and the debt-to-GDP ratio.
A special emphasis must be placed on the assessment of the underlying debt components and on stock-flow adjustments. The following elements must be taken into due consideration: i) the trends of the debt position over the medium term, and risk factors such as the debt composition by maturity and currency denomination; ii) the stock-flow adjustments; iii) net acquisition of financial asset; iv) contingent liabilities, particularly those in relation to the financial sector; v) explicit and implicit liabilities related to population ageing; vi) the level of private-sector debt, to the extent to which it represents an implicit contingent liability for the public sector; and vii) the weight of financial subsidies for international solidarity and support of the European Union (EFSF, ESM, and GLF).
In Italy's case, various relevant factors linked to short-/medium-term economic growth have impacted the level of the debt-to-GDP ratio in 2013 and 2014. Among such factors includes the severity of the economic cycle following the global financial crisis, as it has led to a total loss of GDP of approximately 9.0 percentage points from the end of 2007 to the present. Indeed, from both a statistical and an economic perspective, the unrelenting deterioration of economic activity can be considered one of the principal factors underlying the worsening of the debt-to-GDP ratio since 2011 (see Figure III.9).
In turn, the deterioration of the economic conditions reflects the foremost pro-cyclical effect of the fiscal adjustment in 2011-2013. It is estimated35 that an improvement in the structural balance equal to 1.0 per cent of GDP can cause – for an industrialised country already in a recession and/or with a significant negative output gap (as was Italy's case in 2011-2013) – a contraction in the economy ranging from 0.5 percentage points to 1.75 percentage points of GDP, depending on whether the fiscal adjustment is concentrated mainly on tax increases or on spending cuts. This effect can be amplified if the growth of the country's trade partners is low or negative (and therefore, ultimately, the country has weak demand from abroad) or in a fixed foreign-exchange regime, if the official nominal exchange rate has reached an effective low. Both of these scenarios materialised during the 2011-2013 period.
____
35 On the subject there is a wide debate, including: Baum, A., M. Poplawski-Ribeiro and A. Weber, 2012, ‘Fiscal Multipliers and the State of the Economy’, IMF Working Paper 12286; Auerbach, A., and Y. Gorodnichenko, 2012, ‘Measuring the Output Responses to Fiscal Policy’, American Economic Journal: Economic Policy, 4(2); Auerbach, A., and Y. Gorodnichenko, 2011, ‘Fiscal Multipliers in Expansion and Recession’, NBER Working Paper No. 17447; International Monetary Fund, 2012, Fiscal Monitor, April (Washington: International Monetary Fund); O. Blanchard, D. Leigh, 2013, ‘Growth Forecast Errors and Fiscal Multipliers’, IMF working Paper 13/1. For estimates of Italian data: Batini, Callegari and Melina, 2012, ‘Successful Austerity in the United States, Europe and Japan’, IMF Working Paper 12190.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	53

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

Another relevant factor regards the changes in stock-flow adjustments (SFAs) linked to the solidarity to other European countries (capital subsidies for the ESM, disbursements to the EFSF, and bilateral loans to Greece) and to the settlement of the public debt arrears (under Decree-Law No. 35 of 8 April 2013). The total impact of these items within Italy's debt SFAs is particularly significant, quantified at 4.6 per cent of GDP in 2013, 6.8 per cent of GDP in 2014, and 6.6 per cent of GDP in 2015.
The magnitude of the SFAs in recent years can be attributed to the economic downturn in Europe, including in Italy, and the spirit of European regulations with regard to the ensuing fiscal-policy response. The solidarity contributions to support other European countries in difficulty are representative of Italy's commitment to maintain the financial stability of the European Union at times of severe and systemic economic instability.
The measures to settle the general government debt arrears (which had fallen further behind schedule during the crisis because of the effect of the economic cycle on the budgets of general government entities subject to the Domestic Stability Pact) respond to the provisions of two European directives that require public-sector entities to comply with their contractual obligations to private-sector entities within a reasonable time frame36. Moreover, application of these directives has been solicited by the European Commission on various occasions in 2012 and 2013).
In addition to the foregoing, it should be emphasised that Italy's public debt has a structure and trend that compare favourably to that of other developed countries. Italy's debt by maturity has a duration that is one of the longest in Europe (the third longest in 2011, after Great Britain and Austria, and much longer than other countries such as Germany and Finland, which have an average debt maturity one year shorter than Italy). More specifically, the average life of Italian debt was 7.2 years in 2010, 6.99 years in 2011, 6.62 years in 2012 and 6.43 years as of September 2013. In addition, all of Italy's public debt is denominated in euros, which means the complete absence of foreign-exchange risk.
Italy's debt profile is also favourable in terms of both repayments and the mix of debt-holders. As a result of a roughly 10-per-cent reduction in the portion of debt held by non-residents from the start of the global financial crisis to the present, Italy now has one of the smallest fractions of foreign holders of government securities in the entire EU.
Italy's public debt entails a low level of implicit liabilities. All of the key  sustainability indicators, including those used by the European Commission in connection with multilateral supervision, show that Italy's debt stock is relatively more sustainable over the long term than that of most of the other EU countries.
In addition, a comparison with the most developed European countries shows that Italy's total debt (private- and public-sector) is well below that of the largest EU economies. Total debt of Italian households and non-financial companies in 2012 was equivalent to 126.0 per cent of GDP, in other words, below the European Commission's risk threshold of 133.0 per cent. In comparison with other leading
____
36 Directive 2000/35/EU of the European Parliament and of the Council, of 29 June 2000 and Directive 2011/7/EU, of 16 February 2011.

54	MINISTERO DELL’ECONOMIA E DELLE FINANZE

III. REPORT TO PARLIAMENT ON NET BORROWING AND THE PUBLIC DEBT

countries in Europe, Italy's indicator is approximately 15, 50 and 70 percentage points below France, Great Britain, and Spain, respectively. Germany is the only country whose indicator is lower than Italy's (approximately 19 percentage points lower).
Even though the debt of Italian households in relation to GDP has grown in the past decade, Italy's private-sector debt (households and non-financial companies) is still low vis-à-vis other countries of the Euro Area (see Figure III.13, Financial liabilities of households). At the end of 2012, household debt was equal to approximately 45 per cent of GDP, or approximately 20 percentage points below the Euro Area average and the level of household debt in France and Germany, and approximately 40 percentage points below that in Spain. It should also be noted that household net worth is high in Italy, equal to about eight times disposable income; Italian household wealth is thus similar to the level in France, but much higher than in Germany (six times) and United States (five times).
Finally, the ratio of corporate financial debt to GDP in Italy is smaller than that posted by most of the world's most industrialised economies. According to 2012 data, the ratio is just over 80 per cent, in line with the United States and below the ratios for other leading European economies, with the exception of Germany.

FIGURE III.13: FINANCIAL LIABILITIES OF HOUSEHOLDS (% of GDP)

Source: Statistical Data Warehouse (ECB).

MINISTERO DELL’ECONOMIA E DELLE FINANZE	55

IV.	SENSITIVITY AND SUSTAINABILITY OF PUBLIC FINANCE

IV.1 SHORT-TERM SCENARIOS

This section aims to measure the extent to which the government's public-finance targets for 2014-2018 are sensitive to certain macroeconomic shocks. In the first part of this section, alternatives to the baseline scenario are developed in order to quantify the extent to which the policy targets and the debt-to-GDP ratio are sensitive to changes in the underlying macroeconomic framework. The second part of this section describes the impact on interest expenditure of a shock to the yield curve. The third part of this section describes the simultaneous effect of different growth profiles and different yield-curve dynamics through a stochastic simulation of the debt-to-GDP ratio.

Sensitivity to economic growth

The sensitivity of Italy's public finance to economic growth for the 2014-2018 period is assessed by generating two alternative macroeconomic scenarios, which respectively provide for higher and lower growth vis-à-vis the baseline scenario, and which thus allow for simulating different patterns of net borrowing and public debt. Consistent with the trend of certain international economic variables, the higher and lower growth scenarios assume that, starting in 2014, real GDP growth is 0.5 percentage points per year above and below, respectively, the forecast of the baseline scenario1.
Assumptions of higher or lower growth influence the pattern of potential output and, therefore, of the output gap. The primary surplus is therefore adjusted with respect to both its structural and cyclical components. The cyclical component of the primary balance is obtained by multiplying the output gap by the elasticity of the budget balance to economic growth. The structural revenue and expenditure of the alternative scenarios which make up the structural primary
____
1 The higher growth scenario assumes stronger growth of the global economy, both for developed and emerging countries; more robust international trade and the absence of tensions on prices of oil and other commodities. The spread between yields on sovereign debt securities of certain countries in the Euro Area would contract more rapidly than in the baseline scenario. Italy's economy would achieve stronger export and investment growth, while the unemployment rate would be lower due to better labour market prospects. Instead, in the lower growth scenario, it is assumed that: i) global economic growth would be more limited in both emerging markets and highly developed countries, with effects on international trade, and ii) slight tensions would be seen on oil and commodity prices. The spread between yields on sovereign debt securities of certain countries in the Euro Area would contract more gradually than in the baseline scenario. Italy's economy would experience slower growth of exports and investments. The unemployment rate would rise as a result of poorer prospects for the labour market.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	57

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

balance are obtained by applying a correction coefficient to structural revenues and expenditures of the baseline scenario2.

TABLE IV.1: SENSITIVITY TO GROWTH (1) (% change)
		2013	2014	2015	2016	2017	2018
Nominal GDP growth rate	Higher growth scenario	-0.4	2.3	3.0	3.7	4.0	4.1
	Baseline scenario	-0.4	1.7	2.5	3.1	3.2	3.3
	Lower growth scenario	-0.4	1.3	2.0	2.4	2.6	2.8
Real GDP growth rate	Higher growth scenario	-1.9	1.3	1.8	2.1	2.3	2.4
	Baseline scenario	-1.9	0.8	1.3	1.6	1.8	1.9
	Lower growth scenario	-1.9	0.3	0.8	1.1	1.3	1.4
Potential GDP growth rate	Higher growth scenario	-0.3	0.2	0.5	0.7	1.0	1.1
	Baseline scenario	-0.4	-0.1	0.3	0.4	0.7	0.8
	Lower growth scenario	-0.5	-0.3	0.0	0.1	0.3	0.4
Output gap	Higher growth scenario	-4.5	-3.5	-2.3	-1.0	0.3	1.5
	Baseline scenario	-4.5	-3.7	-2.7	-1.6	-0.5	0.6
	Lower growth scenario	-4.5	-4.0	-3.2	-2.3	-1.3	-0.4
Net borrowing	Higher growth scenario	-3.0	-2.4	-1.3	-0.3	0.6	1.4
	Baseline scenario	-3.0	-2.6	-1.8	-0.9	-0.3	0.3
	Lower growth scenario	-3.0	-2.8	-2.2	-1.5	-1.1	-0.7
Cyclically adjusted net borrowing	Higher growth scenario	-0.6	-0.5	-0.1	0.3	0.4	0.6
	Baseline scenario	-0.6	-0.6	-0.3	0.0	0.0	0.0
	Lower growth scenario	-0.6	-0.7	-0.4	-0.3	-0.4	-0.5
Primary surplus	Higher growth scenario	2.2	2.7	3.6	4.7	5.3	5.9
	Baseline scenario	2.2	2.6	3.3	4.2	4.6	5.0
	Lower growth scenario	2.2	2.4	2.9	3.7	3.9	4.2
Cyclically adjusted primary surplus	Higher growth scenario	4.7	4.7	4.9	5.3	5.2	5.1
	Baseline scenario	4.7	4.6	4.8	5.1	4.9	4.7
	Lower growth scenario	4.7	4.5	4.7	4.9	4.7	4.4
Public debt	Higher growth scenario	132.6	134.1	131.4	126.6	120.3	114.0
	Baseline scenario	132.6	134.9	133.3	129.8	125.1	120.5
	Lower growth scenario	132.6	135.7	135.2	133.0	129.8	126.7
(1) The rounding to the first decimal point may cause the lack of consistency between the variables. The values of the cyclically adjusted net borrowing and the cyclically adjusted primary surplus are inclusive of the one-off measures, and they therefore slightly differ from the values reported in the Table ‘Cyclically adjusted public finance’, in Section III.4.
Note: The cyclically adjusted balances for the alternative scenarios were calculated by using the semi-elasticity of revenues (equal to 0.04) and expenditures (equal to -0.5) to economic growth, while the total cyclical component was calculated using the semi-elasticity of the net borrowing to economic growth (equal to 0.55). In addition, it is assumed that the total amount of future budgetary measures during the 2015-2018 period is entirely realized through expenditure cuts.

____
2 The structural revenue and expenditure of the alternative scenarios are obtained by adding, to the corresponding variables in the baseline scenario, the product between i) revenue or expenditure elasticity to economic growth and ii) the relative difference between potential GDP in the alternative scenario and potential GDP in the baseline scenario. For additional information about the analysis, see Section III.2 of the Note on Methodology for Economic Forecast attached to the EFD.
58	MINISTERO DELL’ECONOMIA E DELLE FINANZE

IV. SENSITIVITY AND SUSTAINABILITY OF PUBLIC FINANCE

The new profile of the primary surplus obtained in the alternative scenarios is reflected in the trend of the debt and, as a result, in the trend of interest expenditure. The value of the debt-to-GDP ratio is recalculated for each scenario under the assumption that the stock-flow adjustment and the implicit interest rate are identical to those projected in the baseline scenario (see Section III.5).
In the lower growth scenario with real GDP growth for 2014 0.5 percentage points lower, the net borrowing would be 0.2 percentage points higher than in the baseline scenario, amounting to 2.8 per cent of GDP in 2014. In 2015-2018, the declining trend of the borrowing would continue, albeit at a slower pace. As a result, the net borrowing in 2018 would amount to 0.7 per cent of GDP, or 1.0 percentage point worse than in the baseline scenario.
On the other hand, the net borrowing in the higher growth scenario would decrease in 2014, amounting to 2.4 per cent of GDP, and would continue to fall significantly in the subsequent years, reaching a surplus of 0.6 per cent of GDP in 2017 and 1.4 per cent of GDP in 2018.
The effect of the lower or higher growth is also reflected in the trend of the debt-to-GDP ratio. The lower growth scenario would produce an increase of 0.8 percentage points in 2014, resulting in a debt-to-GDP ratio equal to 135.7 per cent. As from 2016, the ratio would steadily decrease, from 135.2 per cent of GDP in 2016 and to 126.7 per cent of GDP in 2018. In this case, the trend of the debt-to-GDP ratio would not be compliant with the EU debt rule.
Conversely, if growth were 0.5 percentage points higher, the debt-to-GDP ratio would already start to decline in 2014, and would fall to 114.0 per cent of GDP in 2018. Figures IV.1 and IV.2 illustrate the different trends of net borrowing and the debt-to-GDP ratio with respect to the differing economic growth assumptions.

FIGURE IV.1 SENSITIVITY OF NET BORROWING TO GROWTH (% of GDP)

MINISTERO DELL’ECONOMIA E DELLE FINANZE	59

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

FIGURE IV.2 SENSITIVITY OF PUBLIC DEBT TO GROWTH (% of GDP)

Sensitivity to interest rates

The sensitivity analysis of the public debt to the underlying dynamic of market interest rates is carried out by examining the level of interest expenditure in relation to the stock of government securities outstanding and by estimating the impact of potential shocks on the yield curve and the related consequences for the cost of issuing public debt securities.
Accordingly, the results of the analysis depend on the current and future mix of the stock of negotiable government securities; at the end of December 2013, the stock consisted of domestic issued securities amounting to 96.70 per cent, and securities issued on foreign markets either in euros or another currency amounting to 3.30 per cent.
When considering all government securities outstanding at the end of 2013, including both domestic and foreign issues, the mix of the debt by type of instrument incorporated a reduction of the short-term and floating-rate components, and an increase in the medium-/long-term issues outstanding. The debt structure as of 31 December 2013 compared with that as of December 2012 indicates a decrease in the BOT stock (from 9.22 per cent to 8.19 per cent) and a less pronounced decrease in the floating-rate component (CCT and CCTeu) (from 7.48 per cent to 7.24 per cent).
Although decreasing in nominal terms between the end of 2012 and the end of 2013 (from 66.79 per cent to 65.20 per cent), the aggregate BTP stock incorporates a significant reduction of the percentage of securities with a residual life of 1-3 years, an increase in securities with a residual life of 3-5 years, and a reduction in securities with a residual life of more than 5 years, although this reduction was less pronounced than in 2012. The issuance of new 15- and 30-year securities in 2013 and the October 2013 introduction of a new 7-year BTP will contribute to lengthening the average life of the debt as early as 2014.

60	MINISTERO DELL’ECONOMIA E DELLE FINANZE

IV. SENSITIVITY AND SUSTAINABILITY OF PUBLIC FINANCE

Even though the CCTeu stock decreased as a percentage of the total debt stock, market demand for these securities improved significantly. The Treasury was accordingly able to substantially augment its CCTeu issues in absolute terms (from approximately €5 billion in 2012 to around €19 billion in 2013), which proved very useful for diversifying supply.
The component of the debt indexed to the European HICP3 (BTP€i) slightly increased (from 7.43 per cent in 2012 to 7.75 per cent in 2013), despite the continuation in 2013 of the market difficulties manifested in 2012. The exclusion of the BTP€i from important European bond indices (following the downgrading by the rating agencies in 2012) and the low level of inflation in Europe are two factors that softened demand for these securities, especially those with 15-/30-year maturities. On the other hand, the return to more normal conditions enabled the Treasury to place 5-/10-year issues in a quantity in line with that for 2012. The return to normal market conditions accelerated in the first quarter of 2014, allowing the Treasury to introduce a new 10-year security, with very positive feedback from investors.
In 2013, the market again responded positively to the BTP Italia, the 4-year security dedicated to retail investors and indexed to Italian inflation4. First issued in 2012, the BTP Italia became a more important component of the total debt stock, increasing from 1.65 per cent in 2012 to 3.85 per cent in 2013. The market's appreciation of this instrument, which is directly issued to retail investors through the MOT platform5, was confirmed by the two issues placed in 2013 for a total volume of approximately €39 billion.
The ratio of foreign securities to the total securities outstanding continued to decline in line with the trend of recent years, from 3.68 per cent in 2012 to 3.30 per cent in 2013, due in part to reduced opportunities for issuance at competitive conditions in this segment.
Finally, the mix of the debt stock at the end of 2013 was influenced by buyback transactions through auction for a total nominal volume of approximately €6.8 billion (inclusive of approximately €2.8 billion repurchased with resources from the Amortisation Fund6), and swap transactions (the repurchase component of which referred mainly to floating-rate securities and securities with a limited residual life, as in the case of the buyback transactions) for a nominal value of approximately €3.3 billion.
The issuance of off-the-run securities was sharply reduced in 2013, and essentially referred to the CCTeu and BTP€i securities.
Figure IV.3 illustrates the trends described thus far, with reference to the aggregate of domestic government securities only. The figure highlights the slight decrease in the fixed-rate and floating-rate components, the modest increase of the issues indexed to the European HICP, and the significant increase in securities indexed to Italian inflation, due to the BTP Italia programme.
____
1 Harmonised Index of Consumer Prices.
2 Consumer Price Index for blue and white-collar worker households (FOI).
3 Retail bond market regulated and operated by Borsa Italiana.
4 The resources of the Amortisation Fund were also used to repay €5.6 billion of 3-year BTPs maturing in 2013.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	61

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

Evaluating the exposure of the debt to interest-rate and refinancing risks on the basis of summary measures that reflect the debt-management policy decisions made in 2013 shows that the magnitude of such risks, though slightly increasing over 2012, is still in line with recent years (Figure IV.4).
The total average life of all government securities was 6.43 years as of 31 December 2013, a slight decrease from the average life as of 31 December 2012 (6.62 years).

FIGURE IV.3: MIX OF DOMESTIC GOVERNMENT SECURITIES OUTSTANDING

A similar trend was seen with the Average Refixing Period7, calculated with reference to the aggregate of domestic government securities only, which went from 5.51 years at the end of 2012 to 5.35 years at the end of 2013. At 4.74 years, financial duration remained unchanged with respect to 31 December 2012.
These indicators thus signal an essentially robust debt stock in terms of exposure to market risks, considering also that the rate of descent of debt slowed in 2013 in comparison with 2012. The increase in long-term issues (securities with maturities from 7 to 30 years) as a share of total domestic securities, accompanied by a rise in floating-rate issues and a reduction BOTs and medium-term securities (maturities from 2 to 5 years) as a share of total domestic securities, was therefore not yet sufficient to offset entirely the significant increase in short- and medium-term issues in 2012.

____
5 The Average Refixing Period (ARP) measures the average time to reset security coupons. In the case of zero-coupon and fixed-rate securities, the ARP is equal to the residual life. For floating-rate securities, the ARP is equal to the time remaining until the setting of the next coupon.
62	MINISTERO DELL’ECONOMIA E DELLE FINANZE

IV. SENSITIVITY AND SUSTAINABILITY OF PUBLIC FINANCE

FIGURE IV.4: AVERAGE LIFE AND FINANCIAL DURATION OF GOVERNMENT SECURITIES (in years)

These trends are also consistent with the sensitivity to interest rates, which is calculated by taking into account the changes in the debt structure in the first months of 2014 and in the next four years. An instantaneous, permanent upward shift of one percentage point on the yield curves of government securities would translate into an additional debt’s service burden equal to 0.17 points of GDP in the first year, 0.34 points in the second, 0.44 points in the third and 0.53 in the fourth. This increase would be transferred entirely to the cost of the debt after 5.35 years. Such values, which are slightly higher in the first two years than those set out in the 2013 EFD, are explained on the one hand by the composition of debt (with a modest fall in average life) and, on the other hand, by the increase in stock (which tends to quantitatively enlarge the effects of the shock).
General government interest expenditure in 2013 decreased by approximately €4 billion in comparison with 2012, from 5.5 per cent to 5.3 per cent of GDP. Vis-à-vis 2012, the improvement in the weighted average cost of new issues (from 3.11 per cent in 2012 to 2.08 per cent in 2013 as shown in Figure IV.5) was more than sufficient to offset the effects of an increase in the volume of net issues in 2013, a portion of which provided funding to the general government for loans to local government that were used to repay trade debts due to the private sector.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	63

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

FIGURE IV.5: RATIO OF INTEREST EXPENDITURE TO GDP AND WEIGHTED AVERAGE COST AT ISSUANCE

Interest expenditure for the 2014-2018 period is projected to gradually decline from 5.2 per cent of GDP in 2014 (0.2 per cent less than the forecast in the EFD Update in September) to 4.9 per cent in 2017 (also 0.2 per cent less than the EFD Update forecast), falling to 4.7 per cent in 2018.
These projections have been carried out on the assumption that the spread between interest rates on 10-year BTP vis-à-vis 10-year German Bund will remain in line with the current spread for 2014, and will then gradually fall to 150 basis points in 2015, and to 100 basis points from the end of 2016 until the final year of the simulation. For the other maturities, the term structure of the Italy-Germany spreads for the various years was used, starting from the forward curves for Italian and German government securities. The reduction in the estimates vis-à-vis those contained in the EFD Update (despite assumptions that are consistent with those used in September) can be mainly explained by a more accelerated reduction of the spread in the first year8 as well as the German yields that are currently below the September 2013 levels.
Stochastic simulations of debt dynamics

In order to consider the uncertainty of the macroeconomic forecasts (about the yield curve and about economic growth), the deterministic projection of the debt-to-GDP ratio described above has been integrated with several stochastic simulations that incorporate the historical volatility of short- and long-term interest rates, and of nominal growth9.

____
6 It is worth noting that the EFD Update was based on a spread for 10-year maturities of 200 basis points for 2014, while the current spread is fluctuating at levels below 170 basis points.
7 Berti K., (2013), ‘Stochastic public debt projections using the historical variance-covariance matrix approach for EU countries’, Economic Papers 480.

64	MINISTERO DELL’ECONOMIA E DELLE FINANZE

IV. SENSITIVITY AND SUSTAINABILITY OF PUBLIC FINANCE

The simulations were done with the Monte Carlo method, using historical data for the yield curve and the nominal GDP growth rate, and applying interest-rate and growth shocks to the trend of the debt-to-GDP ratio under the policy scenario. These shocks were obtained by executing 2,000 extractions starting from a normal distribution with a zero average and a variance-covariance matrix observed in the 1990-2013 period. More specifically, it is assumed that the interest-rate shocks may be either temporary or permanent. In addition, it is assumed that the temporary shocks to nominal growth will also affect the cyclical component of the primary surplus. It is thus possible to identify a distribution of the debt-to-GDP ratio represented in probabilistic terms through a fan chart for each year of projection and for each individual shock (Figure IV.6 A and B).

FIGURE IV.6A: STOCHASTIC PROJECTION OF THE DEBT-TO-GDP RATIO WITH TEMPORARY SHOCKS	FIGURE IV.6B: STOCHASTIC PROJECTION OF THE DEBT-TO-GDP RATIO WITH PERMANENT SHOCKS

Note: The graphs illustrate the tenth, twentieth, fortieth, fiftieth, sixtieth, eightieth and ninetieth percentiles of the distribution of the debt-to-GDP ratio obtained with the stochastic simulation
Source: MEF analyses.

In the event of a temporary shock, the debt-to-GDP ratio would tend to fall starting in 2014 for the first twenty percentiles, while the eightieth and ninetieth percentiles would result in a reduction only as of 2016. In any event, even in the case of the most severe shocks (which are positioned above the eightieth percentile), the debt-to-GDP ratio would tend to level off after having reached a peak of just over 140 per cent.
As expected, the permanent shock would result in a broader distribution of the values of the debt-to-GDP ratio with respect to the baseline scenario, but, in this case too, the trend of the debt is not explosive, except for the ninetieth percentile where the debt increases slightly also after 2017.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	65

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

IV.2 MEDIUM-TERM SCENARIOS

Alternative scenarios and sensitivity analysis

In line with the simulation of the impact of the reforms described in the preceding chapter (see Section III.3), this section presents  projections of the debt-to-GDP ratio through the year of 2026. All of the scenarios project the debt on the assumption that the starting point is represented by the most recent composition and structure by maturity as used in the forecasts for the EFD. The projections are accordingly done with endogenous estimation of the implicit interest rate which, in turn, takes into account all assumptions about the trend of the yield curve and the assumptions about the primary surplus.

The medium-term scenarios thus include:
•
A baseline scenario that incorporates the GDP and potential GDP growth rates in the 2014 EFD macroeconomic scenario for the years of 2014-2018. For the years subsequent to 2018, consistent with the methodology discussed by the Economic Policy Committee-Output Gap Working Group (EPC-OGWG), the potential GDP growth rate is projected on the basis of the production function model, assuming that the variables related to individual productive factors are extrapolated with simple statistical techniques or converge toward structural parameters (Table IV.2)10. The growth rate of the GDP deflator converges at 2.0 per cent as of 2021. Starting in 2018, the structural primary balance is kept constant at the reference level of 4.8 per cent of GDP until the end of the forecast period, but changes during the 2019-2021 three-year period, because of the cyclical component that is zeroed out in 2021.

•
A lower growth scenario, in which it is assumed that GDP growth is reduced by 0.5 percentage points in each year in comparison with baseline scenario for the 2014-2018 period. The series of potential GDP for 2014-2018 is obtained by applying the method agreed at a European level to the lower growth macroeconomic scenario previously described. The output gap is closed as of 2021 while NAIRU and Total Factor Productivity (TFP) converge at the average values for the 2011-2013 crisis period as of 2026. Reflecting the lack of confidence of the financial markets, the spread between yields on 10-year BTPs and 10-year German Bunds rises by 100 basis points, with a spread against the German yield curve equal to 200 basis points as of the end of 2018. From 2019, the yield curve for Italian securities converges within one year at the level of the curve in the baseline scenario (with a fixed spread of 100 basis points on 10-year maturities).

•
A higher growth scenario, in which it is assumed that GDP growth increases by 0.5 percentage points in each year in comparison with baseline scenario for the 2014-2018 period. The series of potential GDP for 2014-2018 is obtained by applying the method agreed at a European level to the higher growth macroeconomic scenario. The output gap is closed as of 2021 while NAIRU and

____
8 For further details about the methods for convergence to the structural values, see Section III.3 of the Note on Methodology for Economic Forecast attached to the EFD.

66	MINISTERO DELL’ECONOMIA E DELLE FINANZE

IV. SENSITIVITY AND SUSTAINABILITY OF PUBLIC FINANCE

TFP converge to the average pre-crisis levels as of 2026. Reflecting the increased confidence of the financial markets, the spread between yields on 10-year BTPs and 10-year German Bunds falls by 100 basis points, and is zeroed out in 2017. From 2019, the yield curve for Italian securities rapidly returns to the level of the curve in the baseline scenario.

Table IV.2 illustrates in greater detail the characteristics of the shocks applied to the key macroeconomic and public-finance variables underlying the trend of the debt-to-GDP ratio. The alternative scenarios, which have been prepared on a basis consistent with the other analyses (see, for example, the simulation presented in Section III.3), allow certain interactions between macroeconomic variables so that, for example, lower growth rates are paired with lower primary surpluses, which, in turn, entail higher borrowing costs.

TABLE IV.2: SUMMARY OF MACROECONOMIC-FISCAL SHOCKS
Scenario:
	High growth	Baseline	Low growth
GDP	a) +0.5 pp per year versus baseline projections for 2014-2018	a) EFD baseline scenario for 2014-2018	a) -0.5 pp per year versus baseline projections for 2014-2018

	b) convergence from 2018 to 2026 at average pre-crisis levels (1991-2007) for NAIRU (8.9%) and TFP (0.5%)	b) convergence at structural parameters: OGWG T+10	b) convergence from 2018 to 2026 at average crisis levels for NAIRU (9.97 per cent), and TFP (0.0%)

Yield curve	a) spread shock (-100 bp) implying perfect convergence with German curve in 2017	a) baseline scenario for 2014-2018	a) spread shock (+100 bp) implying spread of 200 bp over German curve at end of 2018

	b) as of 2019 convergence at baseline yield curve	b) as of 2019, fixed rates at the 2018 year-end level, namely fixed spread of 100 bp on 10 years to 2026.	b) as of 2019 convergence at baseline yield curve in 1 year

Primary surplus	a) redetermination of primary surplus based on elasticity (traditional sensitivity analysis) for 2014-2026	a) baseline scenario for 2014-2018	a) redetermination of primary surplus based on elasticity (traditional sensitivity analysis) for 2014-2026

b) constant from 2019 to 2026

Inflation	a) increase in deflator as per high-growth scenario for 2014-2018	a) baseline scenario for 2014-2018	a) reduction of deflator as per low-growth scenario for 2014-2018

	b) convergence at 2% between 2019 and 2021	b) convergence at 2% between 2019 and 2021	b) convergence at 2% between 2019 and 2021

On the basis of the macroeconomic and public-finance assumptions considered, Figure IV.7 confirms the declining trend of the debt-to-GDP ratio over the medium term in all of the scenarios.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	67

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

In the higher growth scenario, the debt-to-GDP ratio, although starting from a level above 130 per cent, would fall rapidly to reach 70.9 per cent in 2026, or a level approximately 15 percentage points below that in the baseline scenario. Instead, in the lower growth scenario, the debt-to-GDP ratio would still decline, reaching a level of 102.2 per cent in 2026, which is approximately 16 percentage points above the level indicated in the baseline scenario. The debt rule would thus not be respected in the lower growth scenario.

FIGURE IV.7: MEDIUM-TERM PROJECTION OF DEBT-TO-GDP RATIO UNDER DIFFERENT SCENARIOS

IV.3 LONG-TERM SCENARIOS

This section presents the results of the medium-/long-term sustainability analysis through the updating of the projections of age-related expenditure and the traditional sustainability indicators. The reference timeline is extended out to 2060 on the basis of the methodology agreed within the Economic Policy Committee – Working Group on Ageing (EPC-WGA).

The impact of population ageing on fiscal sustainability

Consistent with the methodological indications agreed at a European level as part of the EPC-WGA, Italy normally develops medium-/long-term projections in relation to five components of age-related expenditure: public expenditure for pensions; healthcare expenditure; long-term care (LTC) expenditure for the elderly and disabled; education expenditure; and expenditure for social safety nets11.

____
9 The projections are done on the basis of the long-term forecasting model of the General State Accounting Office.

68	MINISTERO DELL’ECONOMIA E DELLE FINANZE

IV. SENSITIVITY AND SUSTAINABILITY OF PUBLIC FINANCE

The projections are based on the demographic assumptions related to the EUROSTAT baseline forecast with 2010 as the base year12, while the macroeconomic assumptions refer to the scenario agreed by the EPC-WGA at the time of the preparation of the fourth round of forecasts of the age-related components of public expenditure13. In addition, the projections incorporate national accounting data through the end of 2013 and the projections of expenditure contained in the public finance scenario based on unchanged legislation. The short-term assumptions are consistent with the macroeconomic framework outlined in the EFD. The medium-/long-term assumptions are those contained in the projections carried out by the EPC-WGA (EPC-WGA baseline scenario for 2012), with the differences in unemployment rates and activity for 2018 gradually being zeroed out14.
With reference to the structural trends of the variables in the macroeconomic scenario, the convergence assumptions (which are similar to those agreed at the level of the EPC-WGA, and incorporated into the definition of the 2012 baseline scenario) provide that real productivity will grow by an increasing average annual rate during the first part of the forecast period, and then converge to 1.54 per cent as from 2025. The rate of employment for the 15-64 age bracket is forecast to grow from 55.6 per cent in 2013 to 60.3 per cent of 2060. The interaction of such assumptions with demographic trends produces average real GDP growth of 1.5 per cent per year for the 2014-2060 period. Starting in 2019, the GDP deflator and the rate of inflation are assumed equal to 2.0 per cent.
The age-related expenditure projections reported in Table IV.3 have been updated on the basis of the current legislation.
The pension expenditure projections incorporate the financial effects of the measures contained in the reforms adopted in 2011 and 201215 and the provisions contained in the 2014 Stability Law16 in relation to initiatives aimed at i) further increasing the number of ‘safeguarded’ workers, and ii) the redefinition of the indexation rules for pension benefits according to the price indices provided by prevailing laws and regulations, for the 2014-2016 period. In addition, in comparison with 2013 EFD, the forecast of social safety nets includes the effects

____
12 This scenario was approved by the representatives of national statistical institutes of Member States and by delegates of the EPC-WGA, and contemplates the following for Italy: i) a net annual flow of immigrants equal to an average of 310,000, with a diminishing trend; ii) life expectancy at 2060 of 85.5 years for men and 89.7 years for women; and iii) a total fertility rate of 1.57 as of 2060.
13 European Commission-Economic Policy Committee (2012), The 2012-Ageing Report: Economic and Budgetary Projections for the EU-27 Member States (2010-2060).
14 The 2012 EPC-WGA baseline macroeconomic scenario combines the employment forecasts produced in the 2011 Spring Forecasts (for 2011-2012) and extrapolated to 2015, with the forecasts obtained through the cohort simulation model developed by the EPC-WGA. The combination of the two set of forecasts, which cover the short term and the medium/long term, respectively, was done on the basis of a methodological approach that creates a discrepancy between 2015 and 2016, i.e. when two scenarios are connected; the size of the disparity and its sign (positive or negative) vary from country to country. In Italy's case, the disparity translates into a reduction of the employment levels used for the purpose of projecting GDP about 2.3 per cent in comparison with forecasts obtained with the cohort simulation model. As a result, in order to supply a representation of employment variables that is consistent between the short term and the medium/long term, the values of the rates of activity in the cohort model were recomputed to a corresponding extent. Accordingly, they are structurally 2.3 per cent below those published in the 2012 Ageing Report.
15 Specifically, Decree-Law No. 98/2011 (converted by Law No. 111/2011), Decree-Law No. 138/2011 (converted, with amendments, by Law No. 148/2011), Decree-Law No. 201/2011 (converted by Law No. 214/2011), Decree-Law No. 95/2012 (converted by Law No.135/2012) and Law No. 228/2012 (2013 Stability Law).
16 Law No.147/2013.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	69

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

of the 2014 Stability Law, and thus, the increase planned for 2014 due to the refinancing of exceptional social safety nets.
The ratio of age-related expenditure to GDP is stable overall for the 2010-2060 period, averaging around 28 per cent (Table IV.3). However, the expenditure falls slightly between 2015 and 2030, and then rises to reach 29.6 per cent of GDP in 2045. In the final years of the projection period, the ratio of total age-related expenditure to GDP converges to the levels posted for 2010.
As far as the individual components are concerned, the ratio of pension expenditure to GDP initially grows (exclusively due to an economic recession that was drawn out to 2013) and is then projected to decline to approximately 15.3 per cent during the 2025-2030 period, due mainly to the effects of the reform introduced with Law No. 214/2011. Thereafter, as a result of the impact of the baby boom generation on pensions, the ratio starts to grow again, reaching a high of 16.4 per cent of GDP around 2045. In the final years of the projection period, the pension expenditure-to-GDP ratio rapidly declines, falling to 14.6 per cent in 2060.
The healthcare expenditure projection is based on the methodology adopted in the baseline scenario, which incorporates both the effects of population ageing, and the effects of other factors17. It follows that the ratio of healthcare expenditure to GDP, after initially trending downward due to the effect of the measures to contain spending, is projected to grow from 2025 and should amount to approximately 8.0 per cent in the final decade of the projection period.
The long-term care expenditure for the elderly and disabled18 is initially stable, and then begins to grow as a ratio of GDP reaching 1.6 per cent in 2060.
The projected expenditure for social safety nets as a percentage of GDP increases from 0.7 per cent in 2010 to approximately 1.0 per cent of 2015, and then gradually descends to just over 0.6 per cent as of 2030.
Finally, the projections of education expenditure in relation to GDP19 show a reduction in the initial years and up to 2018, due to measures to contain spending on staff, as provided by laws and regulations currently in effect. The ratio then

____
17 The baseline scenario contemplates the following for the acute component of the healthcare expenditure: i) 50-per cent increase in life expectancy  is spent in good health; ii) the trend in unitary cost moves in line with GDP per capita; iii) unitary cost elasticity with respect GDP per capita is above 1.0 and falls on a linear basis during the projection period, going from an initial level of 1.1 to 1.0 in 2060. With regard to the LTC component of healthcare expenditure, the baseline scenario provides for the partial application of the increase in life expectancy used for the acute component of healthcare expenditure; while the elasticity of the unitary cost to GDP per employed  is equal to 1.0 for the entire forecast period. The baseline scenario methodology is applied as from 2019. For the preceding period, the values are consistent with the projections of healthcare expenditure contained in the public finance forecast for the same period.
18 The public expenditure for LTC is composed by the accompanying person allowances (80%) and to social-assistance services rendered at a local level (20%). Concerning the latter item, the forecast of the ratio between the expenditure and GDP was done in accordance with the assumptions of the so-called ‘reference scenario’. Instead, concerning the accompanying person allowances (cash benefits), the amount of the benefits is tied to the trend in per capita GDP starting in 2019, in line with the methodology agreed at the level of the EPC-WGA. The projections are instead different from those prepared by the EPC-WGA for the fact of taking into account the structure by age of the persons receiving the benefits which, if neglected, would entail an underestimation of the trend of such expenditures.
19 The definition of education expenditure agreed at the level of the EPC-WGA includes the International Standard Classification of Education (ISCED) levels of education 1-6. Pre-primary school (ISCED 0 level) and life-long learning are thus excluded from the aggregate (See European Commission, Special Report No. 1/2006). The total expenditure is quantified based on source data from UNESCO/OECD/EUROSTAT (UOE) (See European Commission, The 2012-Ageing Report: Underlying Assumptions and Projecting Methodologies, 2011). The forecast incorporates the updating of the UOE data in relation to the financial year of 2010.

70	MINISTERO DELL’ECONOMIA E DELLE FINANZE

IV. SENSITIVITY AND SUSTAINABILITY OF PUBLIC FINANCE

gradually declines further for 15 years because of a decrease in the number of students resulting from demographic trends. The ratio starts to grow again slightly during the final part of the forecast period, standing at around 3.4 per cent in 2060.

TABLE IV.3: PUBLIC EXPENDITURE FOR PENSIONS, HEALTHCARE, LONG-TERM CARE, EDUCATION AND UNEMPLOYMENT COMPENSATION (2010-2060)
	2010	2015	2020	2025	2030	2035	2040	2045	2050	2055	2060
	% of GDP
Total expenditure	50.6	50.2	49.6	48.1	47.1	47.0	47.0	46.7	45.8	44.4	42.8
of which
- Age-related expenditure	28.3	29.0	27.9	27.5	27.5	28.4	29.2	29.6	29.4	28.8	28.3
Pension expenditure	15.3	16.4	15.7	15.3	15.3	15.8	16.3	16.4	15.9	15.1	14.6
Healthcare expenditure	7.3	7.0	6.9	7.1	7.3	7.5	7.7	7.9	8.0	8.1	8.1
of which: LTC - healthcare	0.9	0.9	0.9	0.9	0.9	0.9	1.0	1.1	1.2	1.2	1.2
LTC for elderly and disabled	1.0	1.0	1.1	1.1	1.1	1.2	1.2	1.3	1.5	1.6	1.6
Education expenditure	4.0	3.7	3.5	3.4	3.3	3.2	3.3	3.3	3.4	3.4	3.4
Unemployment benefits	0.7	1.0	0.8	0.7	0.6	0.6	0.6	0.6	0.6	0.6	0.6
- Interest expenditure	4.6	5.1	5.6	4.5	3.5	2.5	1.7	1.0	0.3	-0.6	-1.6
Total revenue	46.1	49.9	49.9	49.8	49.8	49.8	49.8	49.7	49.7	49.7	49.7
of which: property income	0.6	0.6	0.6	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5
ASSUMPTIONS	%
Labour productivity growth rate	2.8	0.6	0.9	1.5	1.5	1.5	1.5	1.5	1.5	1.5	1.5
Real GDP growth rate	1.7	1.3	2.0	2.2	1.6	1.2	1.2	1.3	1.4	1.5	1.4
Male participation rate (20-64)	78.5	78.6	78.0	77.8	78.0	78.4	78.7	79.1	79.2	79.2	79.2
Female participation rate (20-64)	54.6	56.7	58.1	58.2	58.8	59.4	59.8	60.0	60.2	60.2	60.2
Total participation rate (20-64)	66.5	67.6	68.1	68.1	68.5	69.0	69.4	69.8	69.9	70.0	70.0
Unemployment rate	8.4	12.5	9.8	7.4	6.8	6.9	6.9	6.9	6.9	6.9	6.8
Population of age 65 and over/ total population	20.2	21.4	22.3	23.5	25.5	27.8	29.8	31.1	31.5	31.6	31.7
Old age dependency ratio (65+/[20-64])	33.3	35.7	37.6	40.1	44.5	50.3	56.0	59.8	61.2	61.5	61.6
Note: The rounding to the first decimal point may cause the discrepancies with the values presented in the table. Starting in 2016, the value of the activity rate matches that underlying the forecast scenarios defined by the EPC-WGA for the purposes of forecasting the components of age-related public expenditure for 2012 (2012 Ageing Report). However, in comparison with original figure obtained with the cohort simulation model (CSM) developed by the EPC-WGA, the projection values are reduced by 2.3% (which is the difference between the employment levels incorporated into the GDP in the EPC-WGA baseline scenario, and the employment levels projected with the CSM). This difference within the EPC-WGA baseline scenario is due to the overlap of two different employment projections for the 2011-2015 period: the forecasts based on the 2011 Spring Forecast, extrapolated to 2015, and the forecasts obtained with the CSM, which are 2.3% higher for the entire forecast period starting in 2015.

Source: MEF analyses developed using the long-term forecast model of the General State Accounting Office.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	71

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

FOCUS
Pension reform

The new rules, introduced by the reform adopted with Law No. 214/2011, have significantly transformed the pension system, improving its sustainability in the medium/long term and ensuring greater equity between generations.

As of 2012, the reform extends the contribution-based regime to all workers, including those who, on the basis of preceding legislation, would have received a pension calculated according to the earnings-related regime (namely, all individuals who had accrued more than 18 years of contributions as of 31 December 1995). In line with the regulatory frameworks of most European countries, the reform confirms two types of retirement: a) old age retirement which can allowed with at least 20 years of contributions and a statutory age requirement pre-defined by the law; and b) early retirement allowed at an age below that for old age retirement but requiring a longer period of contributions20.

As of 2013, all age requirements (including those for obtaining social allowances) and the contribution requirement for being entitled to early retirement regardless of age are indexed to changes in life expectancy as measured by ISTAT with reference to the three preceding years. The adjustment of the eligibility requirements to changes in life expectancy will occur every three years and, starting from the adjustment subsequent to 2019, every two years, on the basis of an entirely administrative procedure21. In addition, starting from 2013, the calculation of the transformation coefficients22 at the time of retirement is extended until age 70. Other protection measures are likewise provided so as to guarantee more gradual application of the reform, namely, to take into account specific factors in relation to proximity to retirement and difficult situations related to staying in the labour market. These special cases have all been outlined in regulations23.

As a result of all of the reforms implemented since 2004, the average retirement age (taking into consideration both the statutory retirement age and the requirements for early retirement) rises from 60-61 during the 2006-2010 period to approximately 64 in 2020, 67 in 2040 and then around 68 in 2050. Cumulatively, the savings derived from the overall reform process started in 2004 amount to around 60 percentage points of GDP until 2050. One-third of those savings is due to the reform introduced with Law No. 214/2011 and two-thirds to previous measures.

____
20 For details on the minimum age and contribution requirements needed to qualify for an old-age pension, early retirement, and social allowances, see the Focus on the reform of the pension system included in the Update to the 2012 Stability Programme.
21 The adjustment of the requisites for pension eligibility in relation to changes in life expectancy has already been done for 2013, with an increase of three months. Obviously, the adjustments actually ordered thereafter will be those provided estimated ex post by ISTAT according to prevailing laws and regulations. It is worth noting that prevailing law contains a safeguard clause on the basis of which the minimum age requirement for old-age pensions may be no less than 67 for anyone becoming eligible for retirement as from 2021. In any event, on the basis of the latest ISTAT demographic projections, the statutory retirement age for old age pension is projected to be 67 as early as 2019.
22 The transformation coefficient is also to be adjusted with the same calendar used for adjusting the pension eligibility requirements. The adjustment taking effect on 1 January 2013 was adopted by decree of 15 May 2012, published in the Official Journal of the Republic of Italy on 24 May 2012.
23 The total amount of workers entitled to such safeguard measures is approximately 162,000. The safeguard is applied to workers entitled to a pension after 31 December 2011 (all people who have met the pension eligibility requirements by such date are expressly exempt from the application of the changes established by Law No. 214/2011) and who have had difficulty of remaining in the labour market. Such workers must also fall within the categories expressly defined by the law, and starting in 2013, may retire in the next few years on the basis of the rules previously in force.

72	MINISTERO DELL’ECONOMIA E DELLE FINANZE

IV. SENSITIVITY AND SUSTAINABILITY OF PUBLIC FINANCE

PUBLIC EXPENDITURE FOR PENSIONS AS % OF GDP UNDER DIFFERENT REGULATORY ASSUMPTIONS

Note: EPC-WGA Baseline scenario - 2014 Stability Programme Source: Long-term forecast model of the State General Accounting Office

Fiscal sustainability indicators

This section extends the analysis of sustainability from debt to public finance as a whole, through the updating of the medium- and long-term sustainability indicators (S1 and S2), based on European Commission methodology24. Amongst other things, these indicators make it possible to assess the impact of implicit age-related liabilities on medium-/long-term fiscal sustainability.
The medium-term sustainability indicator (S1) shows the cumulative increase in the structural primary balance through 2020 that is necessary to ensure, if maintained, the achievement of a debt-to-GDP ratio of 60 per cent by 2030 and to repay age-related costs. The long-term sustainability indicator (S2) shows the fiscal adjustment in terms of structural primary balance which, if immediately realized and maintained, allows for keeping intertemporal budget equilibrium over an infinite time horizon.
Both indicators are based on the growth and budgetary outlook of the EFD policy scenario, and incorporate the medium-/long-term projections of age-related expenditure. The higher and more positive the values of the S1 and S2 sustainability indicators, the greater the need for fiscal adjustment, and thus the greater the sustainability risk would be. Ceteris paribus, as the projected level of age-related expenditure gets higher, the maintenance of the intertemporal budget constraint gets more difficult. In this case, the required primary budgetary surpluses would be increasingly more substantial.
Table IV.4 shows the results for the S1 and S2 indicators and their components, showing a slightly positive value for S1 and a markedly negative value for S2. The breakdown of S1 shows that the structural primary balance

____
24 For a detailed description of the indicators, see Chapter 8 of the Fiscal Sustainability Report 2012, European Economy No. 8/2012.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	73

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

planned by the government at the end of the EFD time horizon will easily allow for stabilising the debt-to-GDP ratio at the 2018 level. The component that negatively impacts the indicator is the adjustment needed to reduce the ratio from the initial level of 60 per cent of GDP in 2030. This component contemplates a fiscal adjustment equal to 4.4 per cent of GDP.
With reference to S2, the value related to the component that measures the effort needed to stabilise the debt-to-GDP ratio at the 2018 level, ceteris paribus, remains negative (equal to -2.9 points of GDP), thereby indicating the capacity of Italy's public finances, given the planned budget conditions, to cope with the accumulation of interest expenditure/GDP (snowball effect) expected over the medium/long term. Another component of both S2 and S1 is indicative of the additional adjustment needed to cover the increase in age-related expenditure. In Italy's case, this adjustment remains close to zero or is negative, and thus indicates that the component of the age-related expenditure appears to be fully under control.
Accordingly, the fiscal consolidation planned in the short term can be considered adequate to ensure the sustainability of the public finances in the long term. This conclusion is confirmed by the required primary balance, namely, the primary surplus that satisfies the conditions underlying the S2 indicator in the first five years of the forecast horizon (2018-2023), which is equal to 2.5 per cent of GDP, and is therefore less than the primary surplus planned for 2018 (5.0 per cent of GDP).
Table IV.4 also shows the trend of the S1 and S2 indicators starting from the 2013 EFD and compares them with the most recent official data released by the European Commission in the 2012 Fiscal Sustainability Report25. The sustainability indicators remain robust on an historical basis, notwithstanding the slight deterioration of the component that measures the capacity of the 2018 primary balance to stabilise the debt (mainly due to the increase in the initial level of the debt and to adverse cyclical conditions).

____
25 See European Commission, 2012, Fiscal Sustainability Report, European Economy No. 8, also available at: http://ec.europa.eu/economy_finance/publications/european_economy/2012/pdf/ee-2012-8_en.pdf

74	MINISTERO DELL’ECONOMIA E DELLE FINANZE

IV. SENSITIVITY AND SUSTAINABILITY OF PUBLIC FINANCE

TABLE IV.4: SUSTAINABILITY INDICATORS (points of GDP)
S1 INDICATOR	2014 EFD	2013 DBP	2013 EFD	2012 SUSTAINABILITY REPORT
TOTAL ADJUSTMENT	0.3	-0.4	-1.7	0.6
OF WHICH: INITIAL BUDGETARY POSITION	-3.6	-3.9	-4.7	-2.8
COST OF DELAYING ADJUSTMENT	0.0	0.0	-0.1	0.1
DEBT REQUIREMENTS	4.4	4.3	4.1	3.7
AGEING COSTS	-0.6	-0.8	-0.9	-0.3

S2 INDICATOR
TOTAL ADJUSTMENT	-2.7	-3.5	-4.5	-2.3
OF WHICH:
INITIAL BUDGETARY POSITION	-2.9	-3.4	-4.8	-3.0
LONG-TERM COMPONENT	0.2	-0.1	0.3	0.7
SOURCE: MEF ANALYSES.

Analysis of sensitivity of the public debt dynamics over the long term

The sensitivity analysis presented in this section is aimed at (i) testing the robustness of the results in view of the uncertainty affecting them, and (ii) verifying under which reform assumptions and on the basis of which budget conditions, the sustainability of the debt can either be guaranteed or be at risk.
Accordingly, the discussion below refers to different alternative scenarios that replicate the assumptions underlying the sensitivity analyses included in the European Commission's 2012 Fiscal Sustainability Report. Such alternative scenarios are obtained through permanent changes to the underlying assumptions used for the baseline. In line with the European Commission's methodology, in projecting the debt-to-GDP ratio through 2060, the baseline scenario assumes that fiscal revenue will be constant as a percentage of GDP at the level planned for 2018 for the entire projection period. Instead, public expenditure varies according to the trend of the age-related expenditure described above. The GDP deflator converges at 2.0 per cent as of 2021 and the nominal interest rate is assumed to be constant at 5.0 per cent.
The baseline scenario is compared with the results derived from the other simulations that present demographic, macroeconomic and fiscal shocks (such as the change in the initial primary surplus). In addition, the results are presented in relation to a risk scenario where the impact of non-demographic factors exerts additional pressure on the expected trend of healthcare expenditure and LTC expenditure for the elderly and disabled.

The sensitivity analysis with respect to demographic variables

Population ageing represents one of the most critical aspects that Italy will need to tackle in the coming decades. In this regard, it is particularly important to evaluate properly, through various simulations, the impact of migratory flows expected in coming decades, measuring their impact on Italy's public finances. In

MINISTERO DELL’ECONOMIA E DELLE FINANZE	75

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

line with the assumptions agreed at the level of the EPC-AWG and based on an ad-hoc demographic scenario developed by EUROSTAT, the simulation assumes two alternative scenarios for the 2018-2060 period: i) a 20 per cent decrease in the average net flow per year of immigrants with respect to the base assumptions; and ii) a 20 per cent increase of the same.
The trend of the public debt in the two alternative scenarios is compared with the baseline in the Figure IV.8. Considering the government's projection of the public debt and the structural primary balance as of 2018, the alternative scenarios have considerable consequences regarding the sustainability of the public finance. More specifically, a 20-per cent decrease in the net flow of immigrants would significantly extend the time period needed to get the debt-to-GDP ratio below the threshold of 60 per cent when compared with baseline scenario.

FIGURE IV.8: PUBLIC DEBT SENSITIVITY TO INCREASE/DECREASE IN NET FLOW OF IMMIGRANTS (% of GDP)

Source: MEF analyses developed using the long-term forecast model of the General State Accounting Office.

The sensitivity analysis with respect to macroeconomic variables

The sensitivity analysis with respect to macroeconomic variables aims at testing the robustness of the projections of the debt-to-GDP ratio vis-à-vis alternative scenarios that assume either more favourable or less favourable trends for labour productivity, the employment rate, and the activity rate of elderly and female workers.
With reference to productivity, the simulation exercise calls for two alternative scenarios in which the growth rate of labour productivity is permanently increased or decreased by 0.5 percentage points with respect to the baseline scenario, starting in 2025. The convergence to the new level would be achieved gradually during the 2018-2025 period. The impact on sustainability of a better (worse) trend of productivity appears only marginally significant in the short term and medium term, but it significantly accelerates (slows) the reduction of the debt-to-GDP ratio in the long term (Figure IV.9).

76	MINISTERO DELL’ECONOMIA E DELLE FINANZE

IV. SENSITIVITY AND SUSTAINABILITY OF PUBLIC FINANCE

FIGURE IV.9: PUBLIC DEBT SENSITIVITY TO MACROECONOMIC ASSUMPTIONS. HIGHER / LOWER PRODUCTIVITY GROWTH (% of GDP)

SOURCE: MEF ANALYSES DEVELOPED USING THE LONG-TERM FORECAST MODEL OF THE GENERAL STATE ACCOUNTING OFFICE.

Another simulation assumes that the employment rate (population aged 15-64) is increased gradually by 1.0 percentage point, assuming a reduction in the unemployment rate in comparison with the base assumptions. In this scenario, the impact on the trend of debt-to-GDP ratio appears marginal during the first years of the simulation, but would be amplified in the long term (Figure IV.10).
Instead, when considering a gradual increase in the activity rate of the population in the 55-74 age bracket that will put the rate in 2060 at 5.0 percentage points above that for the base assumptions, the curve of the debt-to-GDP ratio experiences a significant downward shift as of 2025 (Figure IV.10).

FIGURE IV.10: PUBLIC DEBT SENSITIVITY TO MACROECONOMIC ASSUMPTIONS. RATES OF EMPLOYMENT AND RATES OF ACTIVITY OF THE ELDERLY AND WOMEN (% of GDP)

SOURCE: MEF ANALYSES DEVELOPED USING THE LONG-TERM FORECAST MODEL OF THE GENERAL STATE ACCOUNTING OFFICE

MINISTERO DELL’ECONOMIA E DELLE FINANZE	77

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

Finally, assuming a gradual increase in the female participation rate that will put the rate in 2060 at 5.0 percentage points above that for the baseline scenario, the effects on the debt-to-GDP ratio are not significant (Figure IV.10).

The sensitivity analysis with respect to a risk scenario for healthcare expenditure

Using the European Commission's risk scenario methodology, this section evaluates the effects on the debt of the application of alternative assumptions about healthcare expenditure and long-term care expenditure for the elderly and disabled. This scenario differs from the baseline scenario due to several more stringent assumptions about non-demographic factors26. It follows that the medium-term risk scenario would cause the trend of the debt-to-GDP ratio to deteriorate only slightly, with the ratio remaining under 60 per cent as from 2030 (Figure IV.11).

FIGURE IV.11: PUBLIC DEBT SENSITIVITY TO HEALTHCARE EXPENDITURE ASSUMPTIONS IN RISK SCENARIO (% of GDP)

SOURCE: MEF ANALYSES DEVELOPED USING THE LONG-TERM FORECAST MODEL OF THE GENERAL STATE ACCOUNTING OFFICE

The sensitivity analysis with respect to the primary surplus

With this simulation, the robustness of the results of sustainability of the public finances is tested in view of a deterioration of the primary surplus as of 2018. For this purpose, the value of the nominal primary surplus in the baseline scenario (equal to 4.7 per cent of GDP in 2018) is reduced by increments of 1.0 percentage point, to 3.7 per cent and 2.7 per cent, respectively (Figure IV.12).

____
26 More specifically, it is assumed that: i) in the case of acute care, the elasticity of the unitary cost vis-à-vis per capita GDP is equal to 1.3 (instead of 1.1 as in the baseline scenario) at the start of the projection period and converges to 1.0 in 2060; and ii) in the case of long-term care, and excluding cash benefits, the cost per recipient by age is assumed to converge at the EU-27 average only when its starting point is lower.

78	MINISTERO DELL’ECONOMIA E DELLE FINANZE

IV. SENSITIVITY AND SUSTAINABILITY OF PUBLIC FINANCE

The trend of the public debt changes significantly following the deterioration of the primary surplus as of 2018, and in particular for the levels below 4 per cent of GDP. More specifically, for an initial level of 3.7 per cent, the debt continues to decrease, but hits the threshold of 60 per cent only in the long term (Figure IV.12). Instead, a structural primary surplus of less than 3.0 per cent of GDP would not be sufficient to stabilise the debt-to-GDP ratio at the threshold of 60 per cent of GDP. It is evident from these simulations that the government's planned public-finance targets are sufficient to ensure the sustainability of the public finances in the long term. In general, the sustainability of the debt requires the maintenance of sizeable primary surpluses.

FIGURE IV.12: PUBLIC DEBT SENSITIVITY TO STRUCTURAL PRIMARY SURPLUS (% of GDP)

SOURCE: MEF ANALYSES DEVELOPED USING THE LONG-TERM FORECAST MODEL OF THE GENERAL STATE ACCOUNTING OFFICE

The sensitivity analysis with respect to pension reforms

Based on the government's programmed budget targets as of 2018 (namely, the achievement and maintenance of the MTO as of 2016), the sensitivity tests presented in the previous section demonstrate that the long-term trend of age-related expenditures should not put the sustainability of Italy's public debt at risk, even under different macroeconomic, demographic or fiscal conditions. This conclusion is the notable result of a series of pension reforms over the past 20 years that have significantly contributed to reducing age-related expenditure.
Figure IV.13 illustrates the implications on the debt-to-GDP ratio of the various pension reforms adopted from 2004 to 2011 on the basis of a counterfactual analysis, which re-determines the initial levels of the debt and the primary surplus assuming the absence of the pension reforms considered. All of the reform measures considered, from 2004 to the most recent, have entailed structural effects and have caused overall a reduction in the ratio of pension expenditure to GDP vis-à-vis the projections based on legislation previously in effect, thereby impacting the present value of the expected expenditure flows (see Focus: Pension reform).

MINISTERO DELL’ECONOMIA E DELLE FINANZE	79

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

The results show that the debt-to-GDP ratio would continue to decline under the scenario that excludes the reforms adopted since 2004, but that the ratio would be at levels that are permanently higher than those reflected in the baseline scenario which instead incorporates the financial effects of the reform adopted with Law No. 214/2011.

FIGURE iV.13: the IMPACT OF THE REFORMS ON THE DEBT-TO-GDP RATIO (% of GDP)

SOURCE: MEF ANALYSES DEVELOPED USING THE LONG-TERM FORECAST MODEL OF THE GENERAL STATE ACCOUNTING OFFICE

FOCUS
State guarantees
As of 31 December 2013, the guarantees granted by the State amounted to approximately €98.7 billion, or 6.3 per cent of GDP, of which guarantees granted to credit institutions following the recent financial crisis account for €81.7 billion, or 5.2 per cent of GDP.

PUBLIC GUARANTEES (in € mn)
	2013
	Level	% of GDP
Stock guarantees	98,651	6.3
of which: financial sector	81,679	5.2

The total is composed of the following:

•           Central guarantee fund for small- and medium-sized enterprise (SME). The fund is an industrial policy instrument of the Ministry for Economic Development which operates through three distinct vehicles: direct guarantees, granted to banks and financial intermediaries; counter guarantees against guarantees granted by the collective-loan guarantee consortiums (Confidi) and other guarantee funds; and co-guarantees granted directly in favour of the financing parties and jointly to collective-loan guarantee consortiums (Confidi) and other guarantee funds or to guarantee funds set up by the EU or co-financed by the EU. As of 31 December 2013, the residual debt guaranteed amounted to approximately €11,050 million.

•           TAV S.p.A. The Ministry of Economy and Finance guarantees the fulfilment of the

80	MINISTERO DELL’ECONOMIA E DELLE FINANZE

IV. SENSITIVITY AND SUSTAINABILITY OF PUBLIC FINANCE

Ferrovie dello Stato S.p.A.'s obligations with respect to TAV S.p.A., in relation to the concession, construction and operation of the high-speed train system. This is a surety bond designed to facilitate transactions to raise the funds on the financial markets that are needed for the design and construction of the high-speed network. As of 31 December 2013, the residual debt guaranteed amounted to approximately €2,134 million.

•           Aid to the bailout of businesses. Such aid includes guarantees given by the State to companies to cover debt contracted with credit institutions for the financing of current operations and for the reactivation and completion of plant facilities, buildings and industrial equipment. New guarantees of €23 million were granted in 2013 and expired as well in 2013. Accordingly, there was no residual debt guaranteed as of 31 December 2013.

•           Guarantees assumed by local government. The data related to the guarantees given by local governments are supplied by the Bank of Italy, which gathers the data through the information submitted directly the beneficiary institutions as part of their regulatory reporting. As of 31 December 2013, the residual debt guaranteed amounted to approximately €3,788 million.

•           Italian banks. Such guarantees are granted by the State to cover liabilities of Italian banks in relation to debt securities issued by the banks.  As of 31 December 2013, the residual debt guaranteed amounted to approximately €81,679 million.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	81

82	MINISTERO DELL’ECONOMIA E DELLE FINANZE

V. QUALITY OF PUBLIC FINANCES

V.1	ACTIONS TAKEN AND INDICATIONS FOR FUTURE YEARS

Measures adopted in 2013

In the course of 2013, the government adopted actions mainly designed to support the economy, employment and household income, and to tackle several social emergencies and natural disasters. Actions were also taken to promote education and culture. Continuing the efforts already undertaken in previous years, other measures focused on streamlining public expenditure.

TABLE V.1: CUMUALTIVE NET IMPACT OF 2013 LEGISLATION ON GENERAL GOVERNMENT NET BORROWING (before netting out induced effects; in € mn)
	2013	2014	2015	2016	2017	2018
Decree-Law No. 35/2013 (converted by Law No. 64/2013)	-7,370	670	571	567	570	650
Decree-Law No. 43/2013 (converted by Law No. 71/2013)	0	0	0	0	0	0
Decree-Law No. 54/2013 (converted by Law No. 85/2013)	11	87	37	0	0	0
Decree-Law No. 63/2013 (converted by Law No. 90/2013)	19	26	0	0	0	0
Decree-Law No. 69/2013 (converted by Law No. 98/2013)	27	30	33	29	27	30
Decree-Law No. 76/2013 (converted by Law No. 99/2013)	0	0	5	66	116	116
Decree-Law No. 91/2013 (converted by Law No. 112/2013)	0	6	1	4	4	13
Decree-Law No. 101/2013 (converted by Law No. 125/2013)	0	4	4	4	4	4
Decree-Law No. 102/2013 (converted by Law No. 124/2013)	33	118	288	86	8	28
Decree-Law No. 104/2013 (converted by Law No. 128/2013)	0	73	39	30	35	37
Decree-Law No. 120/2013 (converted by Law No. 137/2013)	1,123	25	7	1	1	1
Decree-Law No. 133/2013 (converted by Law No. 5/2014)	2	36	0	0	0	0
Decree-Law No. 145/2013 (converted by Law No. 9/2014)	0	16	3	5	5	5
Decree-Law No. 150/2013 (converted by Law No. 15/2014)	0	0	0	3	2	2

NET BORROWING	-6,155	1,092	988	796	773	885
% of GDP	-0.4	0.1	0.1	0.0	0.0	0.0

BORROWING REQUIREMENT	-25,204	-17,436	608	546	773	876
% of GDP	-1.6	-1.1	0.0	0.0	0.0	0.0

The legislation adopted had the effect of increasing Italy's net borrowing by €6.2 billion in the first year. This outcome was in line with forecasts presented in the 2013 Reports to Parliament and in the previous Economic and Financial Document (EFD), and was partially influenced by the programme, first approved in March 20131 and then expanded in September2, for the payment of the general government's debt arrears, especially with regard to the capital payments. The

____
1 Decree-Law No. 35/2013 converted by Law No. 64/2013.
2 Decree-Law No. 102/2013 converted by Law No. 124/2013.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	83

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

legislation outlined above has the effect of improving net borrowing in subsequent years, by €1.1 billion in 2014, almost €1.0 billion in 2015 and approximately €0.8 billion as of 2016.
The acceleration of the settlement of the past-due trade payables had the most evident effect on the borrowing requirement. The expected impact on the cash balance of all legislative measures adopted in 2013 is mostly related to such payments, and is equal to €25.2 billion and €17.4 billion for 2013 and in 2014, respectively.

TABLE V.2: CUMULATIVE EFFECTS OF 2013 BUDGET PACKAGES ON GENERAL GOVERNMENT NET BORROWING (before netting out induced effects; in € mn)
	2013	2014	2015	2016	2017	2018
GROSS FISCAL PACKAGE	9,021	6,397	5,504	3,862	3,390	3,153
Incremental revenue	5,839	4,191	2,938	2,097	2,143	2,109
Lower expenditure	3,182	2,206	2,565	1,765	1,248	1,044
- current expenditure	1,778	785	1,017	684	627	623
- capital expenditure	1,403	1,422	1,548	1,081	621	422
MEASURES FINANCED	15,176	5,305	4,515	3,067	2,618	2,269
Lower revenue	5,965	2,645	1,938	905	811	694
Incremental expenditure	9,210	2,660	2,577	2,162	1,806	1,574
- current expenditure	1,654	1,339	1,214	1,000	1,003	972
- capital expenditure	7,557	1,321	1,363	1,161	804	603
Effects on net borrowing	-6,155	1,092	988	796	773	885
Net change in revenue	-126	1,546	1,000	1,192	1,331	1,415
Net change in expenditure	6,029	454	12	397	559	530
- current expenditure	-125	554	197	316	375	349
- capital expenditure	6,153	-100	-185	80	183	181

The total impact of the 2013 fiscal package (Table V.2) amounts to €9.0 billion in the first year and starts to contract gradually in 2014, and reaches €3.2 billion in 2018. Measures financed are equal to €15.2 billion in 2013, and they also fall gradually over the planning period, hitting €2.3 billion in 2018.
Such measures produce a net revenue increase of €1.5 billion in 2014, €1.0 billion in 2015, and €1.2 billion in 2016, and an increase in expenditure of approximately €6 billion in 2013 and, with the exception of 2015, approximately €500 million in each of the subsequent years.
With reference to the local governments, the payment of the debts in arrear and the elimination of the municipal property tax (IMU) on main dwellings and similar properties are the factors to explain the €9.9 billion increase in local government net borrowing in 2013. Conversely, the central government balance improves by €3.9 billion in 2013, €2.4 billion in 2014, €1.7 billion in 2015 and approximately €1.3 billion as from 2016.

84	MINISTERO DELL’ECONOMIA E DELLE FINANZE

V. QUALITY OF PUBLIC FINANCES

TABLE V.3: CUMULATIVE NET IMPACT OF 2013 BUDGET PACKAGES ON GENERAL GOVERNMENT NET BORROWING BY SUB-SECTOR (before netting out induced effects; in € mn)
	2013	2014	2015	2016	2017	2018
CENTRAL GOVERNMENT	3,948	2,357	1,713	1,383	1,225	1,293
- net change in revenue	3,053	2,412	1,367	1,303	1,292	1,372
- net change in expenditure	-894	55	-346	-80	67	79

LOCAL GOVERNMENT	-9,858	-827	-397	-238	-288	-281
- net change in revenue	-3,505	-637	-181	147	148	151
- net change in expenditure	6,353	189	216	385	436	433

SOCIAL SECURITY FUNDS	-244	-438	-328	-349	-165	-127
- net change in revenue	326	-229	-186	-258	-110	-108
- net change in expenditure	570	209	142	91	56	19

TOTAL	-6,155	1,092	988	796	773	885

Revenue and spending measures

Provisions were made in 2013 for the refinancing of measures to aid those affected by natural disasters, and measures to address other environmental emergencies, for approximately €1.4 billion in the 2013-2018 period. These measures are offset by a corresponding increase in stamp duties and the reduction of other expenditure items in the State budget3.
With an emphasis on supporting growth, and in particular business growth, resources were allocated for the payment of the general government's debt arrears4, the resumption of construction projects already underway, and the completion of contractual documentation necessary to start the implementation of public works5. Measures have been provided to foster the entrepreneurial system, through the reduction of the costs imposed on electricity rates and the introduction of an optional incentive system for producers of renewable electric energy6. Other measures were adopted for the development of technologies to protect the environment and to favour the creation and the development of small businesses, managed by young people and women, through the granting of subsidised, zero-interest-rate long-term secured loans. As part of the 2014-2020 National Operational Programme, a tax credit will be introduced for corporate research and development investments, and will equal 50 per cent of incremental expenditure sustained by a business in comparison with previous year. Other measures are aimed at encouraging international expansion, integration of digital technologies, connectivity of small- and medium-sized enterprises (SME), and the attraction and retention of start-up businesses in Italy active in technological

____
3 Decree-Law No. 43/2013 converted by Law No. 71/2013.
4 Decree-Law No. 35 converted by Law No. 64/2013 and Decree-Law No. 102/2013 converted by Law No. 124/2013.
5 Decree-Law No. 69/2013 converted by Law No. 98/2013.
6 Decree-Law No.145/2013 converted by Law No. 9/2014.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	85

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

innovation and research. Tax breaks7 for property redevelopment and for more efficient use of energy in buildings are designed to support business activity, and are also related to the implementation of the EU Directive in relation to the energy performance of buildings.
With an emphasis on supporting the purchasing power of households, the government delayed the increase in the ordinary VAT rate from 21 per cent to 22 per cent from 1 July to 1 October 20138, and cancelled the first instalment of the municipal property tax (IMU) for 2013 with respect to main dwellings and farmland9. Finally, the second instalment of IMU for 2013 was abolished for main dwellings and similar properties, with the exclusion of luxury homes and those of artistic or historical importance10. Additional measures referring to the real estate sector provide for the allocation of funds to make mortgage payments and rent charges more sustainable, while specific incentives have been outlined for the underprivileged in order to facilitate their access to credit for the purchase of a first home11.
The measures to support employment cover refinancing of supplementary social safety nets12, continuation of fixed-term labour contracts needed to ensure continuity in the supply of essential public services, and tax relief for the hiring with permanent contracts of young people13. In addition, another benefit has been made available to safeguard of workers laid off individually who, in having lost their jobs prior to the most recent pension reform, are without a salary and a pension14. Provisions have been outlined for the air transport sector15 in order to ensure the continuity and sustainability over the medium term of the protections to workers covered by extraordinary wage-supplementation schemes (CIGS) and transfers schemes, and to allow for managing reorganisation and restructuring processes resulting from the crisis enveloping the sector. Finally, measures have been provided for efforts to prevent undeclared and irregular work, and for initiatives to ensure workplace safety and security.
Education-related measures provide for the following: assignment of resources for the granting of scholarships and the reduction of expenditure for the purchase of secondary school textbooks in favour of the students; initiatives to prevent early school leaving and enhance the supply of courses offered by academic institutions; and programmes to ensure continuity in planning educational staff levels, and in particular, teachers to support students with disabilities16. Resources have likewise been allocated to finance both new school construction and projects to renovate and secure existing school buildings17.

____
7 Decree-Law No. 63/2013 converted by Law No. 90/2013.
8 Decree-Law No. 76/2013 converted by Law No. 99/2013.
9 Decree-Law No. 54/2013 converted by Law No. 85/2013 and Decree-Law No. 102/2013 converted by Law No. 124/2013.
10 D. Law No. 133/2013 converted by Law No. 5/2014.
11 Decree-Law No. 102/2013 converted by Law No. 124/2013.
12 Decree-Law No. 54/2013 converted by Law No. 85/2013, Decree-Law No. 63/2013 converted by Law No. 90/2013, Decree-Law No. 102 converted by Law No. 124/2013.
13 Decree-Law No. 76/2013 converted by Law No. 99/2013.
14 Decree-Law No. 102/2013 converted by Law No. 124/2013.
15 Decree-Law No. 145/2013 converted by Law No. 9/2014.
16 Decree-Law No. 104/2013 converted by Law No. 128/2013.
17 Decree-Law No. 69/2013 converted by Law No. 98/2013 and Decree-Law No. 104/2013 converted by Law No. 128/2013.

86	MINISTERO DELL’ECONOMIA E DELLE FINANZE

V. QUALITY OF PUBLIC FINANCES

Culture-related measures include specific tax credits for reviving the film industry and the music industry, and initiatives to ensure the regular opening to the public of institutions and locations of cultural interest18.

2014 Stability Law and initial measures for 2014

The 2014 Stability Law was enacted with reference to the forecast scenario presented in the 2013 EFD Update, and provides for using the margin between the forecast of net borrowing based on unchanged legislation (2.3 per cent of GDP) and the policy-scenario target outlined in the 2013 EFD update (2.5 per cent of GDP), which amounts to €2.5 billion for 2014. For the subsequent years, the law provides for improvement in the balance (€3.5 billion in 2015, €7.3 billion in 2016 and 2017, and €5.0 billion in 2018).

TABLE V.4: CUMULATIVE NET IMPACT OF 2014 STABILITY LAW AND INITIAL MEASURES FOR 2014 ON GENERAL GOVERNMENT NET BORROWING (before netting out induced effects; in € mn)
	2014	2015	2016	2017	2018
2014 Stability Law	-2,458	3,515	7,304	7,347	5,020
Decree-Law No. 4/2014 (converted by Law No. 50/2014)	2	1	0	0	0
Decree-Law No. 16/2014	0	0	0	0	0
Decree-Law No. 47/2014	48	50	0	0	0

NET BORROWING	-2,408	3,566	7,304	7,347	5,020
% of GDP	-0.2	0.2	0.4	0.4	0.3

TABLE V.5: CUMULATIVE IMPACT OF 2014 STABILITY LAW AND INITIAL MEASURES FOR 2014 ON GENERAL GOVERNMENT NET BORROWING (before netting out induced effects; in € mn)
	2014	2015	2016	2017	2018
GROSS FISCAL PACKAGE	13,805	16,388	21,510	22,888	20,691
Incremental revenue	8,883	8,692	11,806	14,224	14,122
Lower expenditure	4,922	7,696	9,704	8,664	6,569
- current expenditure	3,814	6,172	8,194	7,722	5,699
- capital expenditure	1,108	1,524	1,509	942	870
MEASURES FINANCED	16,213	12,822	14,206	15,541	15,671
Lower revenue	6,658	9,333	11,077	12,725	13,299
Incremental expenditure	9,555	3,489	3,129	2,816	2,372
- current expenditure	5,414	1,783	1,468	1,002	976
- capital expenditure	4,141	1,706	1,661	1,814	1,396
Effect on net borrowing	-2,408	3,566	7,304	7,347	5,020
Net change in revenue	2,225	-641	729	1,499	823
Net change in expenditure	4,633	-4,206	-6,575	-5,848	-4,197
- current expenditure	1,600	-4,388	-6,727	-6,721	-4,723
- capital expenditure	3,033	182	152	872	526

The additional measures adopted in the first months of 2014 do not cause any significant changes in net borrowing, although they entail a revenue reduction of
____
18 Decree-Law No. 91/2013 converted by Law No. 112/2013.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	87

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

approximately €0.9 billion in 2015 and approximately €0.6 billion in each of the subsequent years, offset by corresponding cuts in expenditure.

TABLE V.6: CUMULATIVE NET IMPACT OF 2014 STABILITY LAW AND INITIAL MEASURES FOR 2014 ON GENERAL GOVERNMENT NET BORROWING BY SUB-SECTOR (before netting out induced effects; in € mn)
	2014	2015	2016	2017	2018
CENTRAL GOVERNMENT	1,554	3,241	5,969	6,691	6,542
- net change in revenue	4,450	2,155	4,243	5,459	4,964
- net change in expenditure	2,896	-1,086	-1,726	-1,232	-1,578

LOCAL GOVERNMENT	-3,472	-99	-63	-362	-2,260
- net change in revenue	-1,383	-1,699	-2,065	-2,405	-2,581
- net change in expenditure	2,089	-1,601	-2,002	-2,042	-320

SOCIAL SECURITY FUNDS	-491	423	1,397	1,019	738
- net change in revenue	-842	-1,096	-1,449	-1,556	-1,560
- net change in expenditure	-351	-1,520	-2,847	-2,574	-2,298

TOTAL	-2,408	3,566	7,304	7,347	5,020

Altogether, the Stability Law and the measures adopted thereafter entail revenue and spending measures to free up resources totalling €13.8 billion in 2014, €16.4 billion in 2015, €21.5 billion in 2016, approximately €23.0 billion in 2017 and €20.7 billion in 2018. These resources will cover the costs of measures totalling €16.2 billion in 2014, €12.8 billion in 2015, €14.2 billion in 2016 and approximately €15.6 billion in both 2017 and 2018.
With the exception of 2014 (when there is an approximately €4.6 billion net increase in spending, including more than €3.0 billion to finance capital spending), the legislation adopted causes a net reduction in the spending of the general government in the amount of €4.2 billion in 2015, €6.6 billion in 2016, €5.8 billion in 2017 and €4.2 billion in 2018, entirely relating to current expenditure. The net change in revenue is more modest, fluctuating between a reduction of €600 million in 2015 and increases of €2.2 billion and €1.5 billion in 2014 and 2017, respectively. The revenue changes also consider the additional resources coming from the change in tax rates and the reduction of tax relief and deductions currently in effect contemplated by the 2014 Stability Law in the amount of €3.0 billion in 2015, €7.0 billion in 2016, and €10.0 billion as from 2017 (the change in tax rates and the reduction of tax relief and deductions currently in effect will not be adopted if provisions are approved by 1 January 2015 that will ensure all or part of the aforementioned amounts will be achieved through higher revenue or savings coming from public spending cuts).
With reference to sub-central government, the public finance measures produce a €3.5 billion increase in the local government deficit in 2014, a portion of which is offset by the €1.6 billion correction of the central government balance in 2014. For the subsequent years, the net correction planned mostly refers to the central government, and to a lesser extent, the social security funds. In contrast, the effect of the measures adopted on local government is essentially neutral, except in 2018.

88	MINISTERO DELL’ECONOMIA E DELLE FINANZE

V. QUALITY OF PUBLIC FINANCES

2014 Stability Law

A key aspect of budget measures at the end of the year is the reduction of the tax wedge on labour. Measures provide for reducing the tax wedge by a total of €2.6 billion in 2014, €2.9 billion in 2015 and €3.1 billion as from 2016. The benefit to workers is a planned increase in personal income tax deductions on income from permanent employment (for approximately €1.5 billion in 2014 and €1.7 billion as from 2015). For businesses, the measures provide for a reduction in contributions due for insurance against work-related accidents and illnesses, and a reduction of regional tax on productive activity (IRAP) in relation to new employees hired under permanent contracts; such provisions total €1.0 billion in 2014, €1.2 billion in 2015, and €1.4 billion as from 2016.
The law has reinforced the Allowance for Corporate Equity (ACE), thereby favouring risk-capital injection and the reinvestment of earnings for businesses, with a reduction in the tax burden equal to approximately €0.7 billion per each year.
The measures provided for the banking and insurance sectors regard the regulations for the tax deductibility of credit write-downs and loan losses arising from precise factors, and the regulations for cancellation of credits and receivables from financial statements that are prepared in accordance with national accounting principles. Such measures generate a net increase in revenue of approximately €2.2 billion in 2014, followed by a reduction in the subsequent years of approximately €600 million in 2015 to €3.9 billion in 2018.
The law revises the regulations for taxation of real estate, resulting in a reduction of revenue equal to €1.0 billion per year.
With reference to current expenditure, the law provides for the financing of several requirements for 2014, including the continuation of peacekeeping missions (€614 million) and the refinancing of 5-per-mille programme (€0.4 billion), while it allocates approximately €0.4 billion of additional resources for the financing of exceptional social safety nets. With reference to capital expenditure, the provisions regard the Domestic Stability Pact regulations, with more flexibility granted for investment expenditure (€1.0 billion in 2014) and the payment of the past-due debts related to capital expenditures of local entities (€0.5 billion in 2014). A large part of the additional measures pertain to the financing of infrastructure expenditure, such as those financing ANAS S.p.A. and the Italian State Railways, projects for extraordinary road maintenance and the completion of the Salerno-Reggio Calabria toll highway; upgrades and modifications to accelerate transport on several rail lines; extraordinary maintenance of the railway network as provided by the 2012-2014 service contract (€3.0 billion over the 2014-2018 five-year period). A total of €0.4 billion through 2017 has been allocated to continue work on the MOSE Project. Finally, additional resources have been allocated for reconstruction work in relation to the damage caused by earthquakes in the Abruzzo Region (approximately €0.2 billion in 2014, €0.2 billion in 2015 and €0.1 billion as from 2016).
The incremental revenue outlined in the Stability Law refers to: an increase in stamp duties (from 1,5 per mille to 2 per mille) on communications in relation to financial instruments (€1.1 billion in 2014 and €0.6 billion as from 2015); new procedures for the clearing of claims relating to direct taxes for amounts

MINISTERO DELL’ECONOMIA E DELLE FINANZE	89

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

exceeding €15,000 per year (approximately €0.5 billion per year); and the introduction of a substitute tax for revaluation of corporate assets reported in financial statements as of 31 December 2012 (€0.9 billion for the first three years). As already indicated, tax rates will be increased, and tax relief and deductions will be decreased in order to ensure the achievement of the public finance objectives. These measures will be implemented by decree of the Prime Minister to be adopted by 15 January 2015, so as to ensure incremental resources of €3.0 billion in 2015, €7.0 billion in 2016, and €10.0 billion as from 2017. This incremental revenue may eventually be reduced based on incremental savings on expenditure obtained through the efforts to control and cut public spending.
Additional resources on the expenditure side are generated from the reinforcement of the Domestic Stability Pact with the regions (€4.0 billion over the 2014-2017 period). The measures in relation to public-sector employment provide for: the defunding for contractual holiday pay for the 2015-2017 period; the extension through 2014 of the limitation of resources allocated for bonus compensation (with simultaneous consolidation of the related savings on expenditure for subsequent years); and the limitation of turnover19, with total savings of approximately €5.7 billion through 2018. Additional reductions in expenditure will come from the revision of the percentages for the indexing of those pensions more than 3 times above the INPS minimum (€0.6 billion in 2014, €1.4 billion in 2015 and just over €2.0 billion as from 2016) and the deferral of severance pay for public-sector employees (€2.5 billion in the five-year period). Approximately €2.0 billion of savings are projected for the 2014-2018 period from the reduction of transfers to businesses, the streamlining of tax credit regulations and the linear reduction of expenditure for intermediate consumption.
The fiscal package also provides for the adoption of additional spending-review and property-related measures by 15 October 2014, so as to ensure spending cuts of no less than €0.6 billion in 2015 and €1.3 billion as from 2016. On the basis of the activities and proposals formulated by the Spending Review Commissioner, the reduction is expected to be achieved through initiatives to streamline and rationalise government departments; reduce expenditure for goods and services, as well as optimise the use of public buildings. Pending the finalisation of these measures, the State budget has appropriated funding for the expenditures that can be reprogrammed by each ministry for approximately €0.3 billion in 2015 and €0.6 billion as from 2016. The limits of the Domestic Stability Pact have been recomputed for the regions, provinces and municipalities, so as to guarantee savings of €0.3 billion in 2015 and approximately €0.7 billion in 2016 and 2017.
Additional resources come from the extraordinary programme for the divestiture of public buildings, including those for the Ministry of Defence and those not used for institutional purposes; the programme is expected to generate a €1.5 billion improvement in net borrowing in the 2014-2016 three-year period.

____
19 With the exclusion of the police force, fire-fighters, universities and research entities.

90	MINISTERO DELL’ECONOMIA E DELLE FINANZE

V. QUALITY OF PUBLIC FINANCES

TABLE V.7: IMPACT OF 2014 STABILITY LAW ON GENERAL GOVERNMENT NET BORROWING (before netting out induced effects; in € mn)
	2014	2015	2016	2017	2018

INCREMENTAL RESOURCES	12,543	15,409	20,772	22,171	20,039

Incremental revenue	8,381	8,691	11,806	14,224	14,106
Restructuring and energy requalification deduction (fiscal effects)	156	481	77	0	0
Registration tax on contract transfers	621	621	621	621	710
Increase in stamp duty on financial instrument communications (from 0.0015 to 0.002)	1,118	627	627	627	627
Extension of solidarity subsidy	0	275	275	275	89
Revision of tax deductions (1)	488	773	565	565	565
Realignment of implicit values of equity investments	750	350	350	130	130
Reduction of contributions due for insurance against work-related accidents and illnesses (fiscal effects)	0	389	257	264	264
Revaluation of corporate assets	304	304	304	0	0
Write-downs and losses on receivables for the purpose of corporate taxes and IRAP - banks, insurance companies and other intermediaries	2,634	0	0	0	0
50% taxation (personal income taxes) of income on properties not rented as housing located in the same municipality of residence	489	279	279	279	279
Change in tax rates and reductions in tax relief and deductions currently in effect	0	3,000	7,000	10,000	10,000
Approval of conformity: direct taxes and IRAP	460	460	460	460	460
Other	1,362	1,132	991	1,003	982

Lower expenditure	4,162	6,717	8,967	7,948	5,933
Public sector employment (2)	0	1,127	1,450	1,557	1,593
Changes in indexing of pensions and deferral of severance pay for public-sector employees	960	1,823	3,065	2,684	2,374
Divestiture of buildings	500	500	500	0	0
Fund for building rents	637	584	634	634	634
Spending review: local territorial bodies	0	344	688	688	0
Spending review: ministries	0	256	622	622	622
Domestic Stability Pact - regions	1,000	1,000	1,000	1,000	0
Reduction of current transfers to businesses	45	58	59	0	0
Reduction of intermediate public consumption	152	151	151	151	151
Reduction of tax credits	200	200	200	200	200
Other	668	674	598	412	359
1) Abolished by Decree-Law No. 4/2014 with which the measures for reducing tax deductions were substituted by savings on State expenditure in the amount of €488 million in 2014 (€710 million in terms of budget appropriations), €773 million in 2015 and more than €565 million as from 2016.
2) The amounts are stated before netting out induced effects and are inclusive of expenditure savings in relation to the healthcare sector.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	91

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

TABLE V.7 (continued): IMPACT OF 2014 STABILITY LAW ON GENERAL GOVERNMENT NET BORROWING (before netting out induced effects; in € mn)
	2014	2015	2016	2017	2018

USE OF RESOURCES	15,001	11,894	13,469	14,824	15,019

Lower revenue	6,137	8,458	10,438	12,086	12,712
Increase in personal income tax deductions on income from permanent employment	1,548	1,734	1,731	1,731	1,731
Reduction of contributions due for insurance against work-related accidents and illnesses	1,000	1,100	1,200	1,200	1,200
IRAP deduction for the hiring of permanent employees	36	115	200	213	213
Aid to Economic Growth (Allowance for Corporate Equity –ACE-)	0	659	717	783	692
Deductibility from direct taxes of 30% of municipal property tax paid on buildings used in businesses	714	174	274	274	274
Change in indexing of pensions for 2014-2016 (fiscal effects)	200	476	745	739	739
TASI - RSO and RSS deductions	500	0	0	0	0
Leasing-related measures	0	222	347	472	472
Property-related measures	1,000	1,000	1,000	1,000	1,000
Municipal property tax - Rural buildings for use in business	117	117	117	117	117
VAT on services of social cooperatives	130	130	130	130	130
Extension of solidarity subsidy	0	214	125	125	0
Write-downs and losses on receivables for the purpose of corporate taxes and IRAP - banks, insurance companies and other intermediaries	410	635	1,719	2,803	3,888
Other	483	1,884	2,134	2,499	2,257

Incremental expenditure	8,864	3,436	3,030	2,738	2,307
Purchase of rolling stock - rubber	135	100	100	0	0
Easing of Stability Pact - local entities	1,000	0	0	0	0
ANAS and Italian State Railways: extraordinary maintenance and completion of Salerno-Reggio Calabria toll highway, extraordinary maintenance and work to accelerate transport on rail lines	1,226	656	470	500	300
Fund for needs of the less affluent	290	40	40	0	0
5-per-mille programme	400	0	0	0	0
Exclusion from Stability Pact of payments of local entities' debt arrears	500	0	0	0	0
Fund for offsetting multiannual contributions	190	0	0	0	0
Cohesion and development fund - 2014-2020 planning	10	50	200	200	200
Increase in Fund for structural economic-policy measures	39	296	134	80	106
Increase in Social fund for employment supplementary social safety nets	360	0	0	0	0
Workers protected under pension reform	252	312	248	141	106
Peacekeeping missions	614	0	0	0	0
MOSE project	151	100	71	79	0
Abruzzo Region earthquake damage	160	140	100	100	100
Realignment of implicit values of equity investments - tax credit	451	211	211	138	138
Other	3,086	1,531	1,457	1,500	1,357

EFFECT ON NET BORROWING	-2,458	3,515	7,304	7,347	5,020

1) Abolished by Decree-Law No. 4/2014 with which the measures for reducing tax deductions were substituted by savings on State expenditure in the amount of €488 million in 2014 (€710 million in terms of budget appropriations), €773 million in 2015 and more than €565 million as from 2016.
2) The amounts are stated before netting out induced effects and are inclusive of expenditure savings in relation to the healthcare sector.

92	MINISTERO DELL’ECONOMIA E DELLE FINANZE

V. QUALITY OF PUBLIC FINANCES

Urgent provisions for taxation and the streamlining of expenditure

Decree-Law No. 4 of 2014 provides for a reprogramming of budget items, with the budget equilibrium remaining substantially unchanged. As a result, revenue is reduced by approximately €0.5 billion in 2014, €0.8 billion in 2015, and €0.6 billion as from 2016, offset by an equal reduction in expenditure.
With a view toward gradually decreasing fiscal pressure and thus avoiding the trigger of the 2014 Stability Law provisions to reduce tax deductions, Decree-Law No. 4 of 2014 calls for substituting the aforementioned provisions with incremental savings on expenditure that can be reprogrammed in the State budget, in the amount of approximately €0.5 billion in 2014, €0.8 billion in 2015 and €0.6 billion as from 2016. The decree also includes measures to support private investments in productive facilities in the municipalities affected by calamitous natural events, including flooding, in the Province of Modena and the Veneto Region, in January and February 2014, with the payment of taxes and social contributions suspended until 31 October 2014.

TABLE V.8: IMPACT OF DECREE-LAW NO. 4/2014 ON GENERAL GOVERNMENT NET BORROWING (before netting out induced effects; in € mn)
	2014	2015	2016	2017	2018
INCREMENTAL RESOURCES	502	775	565	565	565

Incremental revenue	2	1	0	0	0
Civil protection, armed forces and police - integration of bonus compensation for non-managerial personnel - induced effects	2	1	0	0	0

Lower expenditure	500	774	565	565	565
Linear allocation of expenditure: ministries	488	773	565	565	565
Reduction in Fund for structural economic-policy measures (ISPE)	9	0	0	0	0
Other	3	2	0	0	0

USE OF RESOURCES	500	774	565	565	565

Lower revenue	488	773	565	565	565
Abolition of 2014 Stability Law provisions to revise tax deductions	488	773	565	565	565

Incremental expenditure	12	2	0	0	0
Civil protection, armed forces and police - integration of bonus compensation for non-managerial personnel	3	2	0	0	0
Incremental interest on the public debt	9	0	0	0	0

EFFECT ON NET BORROWING	2	1	0	0	0

Urgent provisions for local finance

Decree-Law No. 16 of 2014 provides urgent measures for local government finance, and measures to ensure the proper functioning of services provided by educational institutions, without affecting the net borrowing of the general government.
With reference to the indivisible services tax (TASI), municipalities may elect to increase of the maximum tax rate for a total amount of up to 0.8 per mille, provided that the municipalities finance tax deductions or other measures in

MINISTERO DELL’ECONOMIA E DELLE FINANZE	93

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

relation to main dwellings or equivalent properties. In order to make up for the lost municipal tax revenue due to the difference between the TASI rate for the main dwelling (2.5 per mille) and the rate of the municipal property tax (IMU) (4 per mille), the decree allows for further funding of municipalities in the amount of €0.1 billion, which is in addition to the €0.5 billion of funding already provided by the 2014 Stability Law.
In the case of local entities encountering financial difficulty, provisions have been adopted for addressing the most serious situations, with stringent criteria indicated for remedying the situations.
With an emphasis on encouraging investment, the decree provides an exception to prevailing laws and regulations to allow local entities to contract new loans and enter into borrowing transactions, for the years of 2014 and 2015. In order to ensure public finance equilibrium, this exception applies only up to the amount of debt repaid in a preceding year and provided that the objectives of the Domestic Stability Pact are respected.

TABLE V.9: IMPACT OF DECREE-LAW NO.16/2014 ON GENERAL GOVERNMENT NET BORROWING (before netting out induced effects; in € mn)
	2014	2015	2016	2017	2018
INCREMENTAL RESOURCES	658	0	0	0	0

Incremental revenue	500	0	0	0	0
Change in allocation from TASI - RSS and RSO deductions to needs of Municipalities	500	0	0	0	0

Lower expenditure	158	0	0	0	0
Reduction of Fund for urgent and non-deferrable measures	118	0	0	0	0
Fund for enrichment and enhancement of education programmes	20	0	0	0	0
Reduction of ISPE Fund	16	0	0	0	0
Reduction Tab. A MEF	4	0	0	0	0

USE OF RESOURCES	658	0	0	0	0

Lower revenue	0	0	0	0	0

Incremental expenditure	658	0	0	0	0
Increase in Municipal solidarity fund for TASI - RSS and RSO deductions and needs of Municipalities	625	0	0	0	0
Payment of railway services - Valle D'Aosta	13	0	0	0	0
Cleaning and ancillary services in schools	20	0	0	0	0

EFFECT ON NET BORROWING	0	0	0	0	0

Urgent measures for the housing emergency

Decree-Law No. 47 of 2014 introduces measures to address hardships related to housing emergencies, with the pursuit of three objectives: support to rents set at administered rates; the expansion of public housing; and the development of social housing. The decree accordingly provides for: the reduction of the separate flat tax rate on income from rents set at administered prices (reduced from 15 to 10 per cent from 2014 to 2017), with a consequent reduction in tax revenue equal to just over €0.1 billion for the five-year period; a €0.2 billion increase of the fund

94	MINISTERO DELL’ECONOMIA E DELLE FINANZE

V. QUALITY OF PUBLIC FINANCES

for tenants who cannot cover rent payments due to the loss or considerable reduction of the earnings capacity within the household ('tenants innocently in arrears'); the granting of mortgages for the purchase of housing owned by autonomous institutions and public housing (total of €76 million); and a plan to restore public buildings used for housing the underprivileged (€68 million). Additional measures include the increase in budget appropriations to the National Fund to Support Access to Rental Housing (whose financial effect is only on the State budget and equal to €50 million in 2014 and in 2015), and the Plan to restore and modernise buildings and housing owned by the formerly autonomous institutions, to be used for public housing. The latter plan is financed through resources from the revocation of financing assigned by the Interministerial Committee for Economic Planning (CIPE) for projects that are part of the Strategic Infrastructure Programme and have not yet been initiated, up to a limit of €0.5 billion.

TABLE V.10: IMPACT OF THE DECREE LAW N.47/2014 ON GENERAL GOVERNMENT NET BORROWING (before netting out induced effects; in € mn)
	2014	2015	2016	2017	2018
INCREMENTAL RESOURCES	101	204	173	152	87

Incremental revenue	0	0	0	0	16
Personal income tax deductions for tenants of social housing	0	0	0	0	16

Lower expenditure	101	204	173	152	71
Subsidised building initiatives	22	22	22	8	8
Subsidies in favour of construction firms	57	57	57	57	57
Reduction of FISPE	0	102	74	24	6
MIT Fund	5	0	0	40	0
Fund for offsetting multi-annual contributions	5	20	20	23	0
Other	12	3	0	0	0

USE OF RESOURCES	53	154	173	152	87

Lower revenue	32	102	74	74	22
Taxation on investment income (corporate taxes)	0	24	13	13	13
Personal income tax deductions for tenants of social housing	0	37	21	21	0
Reduction of flat tax rate on rental income earned via administered rents	24	26	26	26	0
Reduction of tax rate for administered rent contracts (personal income tax, registration tax and stamp duties)	8	11	11	11	6
Other	0	5	3	3	3

Incremental expenditure	21	52	99	78	65
Increase in Fund for tenants innocently in arrears	16	13	60	36	46
Creation of Fund for granting subsides on mortgages for purchase of housing owned by autonomous institutions, and for public housing	0	19	19	19	19
Plan to restore buildings and public housing	5	20	20	23	0

EFFECT ON NET BORROWING	48	50	0	0	0

Additional tax relief has been provided for new or restructured social housing, with up to 40 per cent of the income earned on the rental of such property being excluded from business income computed for the purpose of personal, corporate

MINISTERO DELL’ECONOMIA E DELLE FINANZE	95

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

income tax and the regional tax on productive activity (IRAP) for a period of no more than 10 years from the date of the completion of construction.

FOCUS
The fight against tax evasion

In recent years, tax authorities have achieved encouraging results in their efforts to fight tax evasion and tax fraud: more than €36.2 billion of incremental tax revenues were ensured to the Treasury during the 2010-2012 three-year period. On the basis of initial indications, the activity in 2013 to recover revenue lost through evasion produced an extremely positive outcome, reflecting growth with respect to previous years. In 2013 about €13.1 billion were collected (5 per cent increase from 2012). Of particular note are the positive trend of direct payments (€9.2 billion in 2013 versus €8.2 billion in 2012) and the decrease in collections of amounts on the tax rolls, mainly linked to measures adopted in consideration of the economic crisis.

RESULTS OF THE FIGHT AGAINST TAX EVASION: TAX AND NON-TAX REVENUES (in € mn)

Source: Revenue Agency (Agenzia Delle Entrate).

The encouraging financial results for 2013 have confirmed the effectiveness of the strategy adopted several years ago to better target tax examinations and reviews. The actions taken to prevent and to fight evasion combine various methods, based on the macro-mapping of various types of taxpayers, targeted risk analyses, and different intervention programmes.
As reinforcement to measures already implemented in the past two years20, additional initiatives have been adopted to give a further impetus to the fight against evasion, with some of the tax regulations being simplified as a result.

The Stability Law for 2014-2016 has established new requirements and criteria for the assessment of the incremental revenue resulting from activities to fight tax evasion; the provisions of the law supplement the Stability Law for 2013-2015, which requires the inclusion in the EFD of a year-on-year evaluation of incremental structural revenue actually

____
20 In 2011, measures to fight tax evasion were initially outlined in the fiscal package approved during the summer (Decree-Law No. 98/2011, converted by Law No. 111/2011 and Decree-Law No. 138/2011, converted by Law No. 148/2011) and later, in the month of December (Decree-Law No.201 converted by Law No.214/2011). In 2012, Decree-Law No. 16/2012 (converted by Law No. 44/2012) provided for ‘Urgent measures on the subject of taxation simplification, making taxation more efficient, and strengthening tax audit procedures’.

96	MINISTERO DELL’ECONOMIA E DELLE FINANZE

V. QUALITY OF PUBLIC FINANCES

collected as a result of the activities to fight evasion21 and the presentation of an attachment to the EFD Update containing a report on the results of such activity.

For 2014 and 2015, the 2014-2016 Stability Law allocates to the ‘Fund for reduction of fiscal pressure’, subject to the achievement of public-finance objectives, the estimated resources derived from activities to fight tax evasion that are in excess of the forecasts for each of the two years at the time of the preparation of the EFD Update, net of the amount coming from the tax recovery activities carried out by regions, provinces and municipalities. As from 2016, the incremental year-on-year revenues collected as a result of the activities to fight tax evasion will be allocated to the aforementioned fund, net of the revenues coming from the tax recovery activities of the regions, provinces and municipalities.

New regulations aimed at finding and recovering taxable income include limitations on the offsetting of value-added tax credits, and limitations on the horizontal offset of tax credits for corporate and personal income taxes, related additional taxes, source withholding, and substitute taxes with respect to taxes on income and IRAP. In particular, taxpayers who wish to use credits of more than €15,000 to offset liabilities will be required to affix an approval of conformity to their individual tax returns22.

The 2014 Stability Law also introduced certain measures to fight tax evasion with respect to property rentals, making municipalities responsible for monitoring rental contracts, including through the aid of the condominium registry, and establishing that payments of rents, excluding those for housing in public residential buildings, must be made in a traceable form. A recent interpretation note prepared by the Ministry of the Economy and Finance has clarified that such obligation may be substituted by the release of sufficient documentary proof for rents of less than €1,000 per month.

Consistent with previously proposed tax reform plans, Parliament approved a law (Enabling act on taxation) that authorises the government to finalise, within 12 months, a series of provisions for the revision of the system23. The enabling act is aimed at strengthening the activities to fight tax evasion and avoidance, and at addressing tax erosion. For this purpose, the government will need to define the methods for reporting tax evasion, with reference to individual taxes, on the basis of comparisons between national accounting data and data acquired through the tax registry. The results are to be published on an annual basis. The government is also required to delineate strategies to favour the emergence of the tax base, including through definition and implementation of provisions to prevent collusion among taxpayers.

The enabling act authorises the government to devise new mechanisms to promote better relationships between the tax authorities and taxpayers, including new methods of communication and better cooperation between businesses and the tax authorities. In the case of large firms, the implementing decrees will delineate structured corporate systems for management and control of taxation risk, with clear assignment of responsibility within the overall internal controls system. Incentives (including the relaxation of certain formalities and the reduction of possible penalties) will be provided for the taxpayers who elect to use such tools. Taxpayer assistance services for smaller businesses and self-employed individuals (including, for example, tax return preparation and computation of taxes) will be reviewed and expanded in order to ensure better compliance with tax law. Finally, the law calls for defining principles and criteria to be pursued in order to reinforce tax audit initiatives, in particular through targeted audits carried out with the participation of other public authorities. The revision of the laws and regulations should also result in more widespread use of traceable payment systems, electronic invoicing and reinforced international cooperation.

____
21 The second section, ‘Public finance trends and analysis’ provides the valuation of the higher structural revenue actually collected for 2013 as a result of the activities to fight tax evasion. (Article 1, Paragraph 299, Law No. 228/2012).
22 Article 1, Paragraph 574, Law No. 147/2013.
23 Law No. 23/2014.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	97

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

As part of the effort to improve relationships between the tax authorities and taxpayers, changes were introduced in November 2013 to the programme allowing taxpayers to settle their fiscal liabilities through instalment plans. As such, in addition to the ordinary instalment payment plan available for tax obligations on the tax rolls (maximum period of 72 months), the tax authorities unveiled an extraordinary instalment payment plan (maximum period of 120 months) for taxpayers experiencing serious and proven difficulties related to the economic cycle for which the taxpayer cannot be directly held accountable.

With reference to international cooperation, Italy and the United States signed a bilateral accord on 10 January 2014 for the application of the Foreign Account Tax Compliance Act (FATCA). The agreement, which is a follow-up to the intergovernmental model agreement defined by Italy, France, Germany, the UK, Spain and United States in 2012, is aimed at intensifying the fight against international tax evasion through automated information exchanges. The bilateral agreement provides for the automatic transfer of information from Italian and U.S. financial institutions to their respective tax authorities, which, in turn, will exchange the data according to the principle of reciprocity: the cooperation will apply to accounts held in the United States by Italian residents and accounts held in Italy by U.S. citizens and residents. The data exchanged will be used for identifying the financial relationships that such persons maintain with credit institutions and the amount of the balances in current accounts. The agreement's principal benefits include: exemption from withholding on payments from U.S. sources; removal of the main legal obstacles linked to the protection of the data; and simplification of compliance for Italian intermediaries who will be required to interface solely with Italian authorities and not with the U.S. tax authorities.

On 19 March 2014, 44 OECD countries (early adopters) signed a common declaration containing a commitment to implement, according to a precise timetable, the new global standard (Common Reporting Standard) for the automated exchange of financial information for tax purposes, as approved by the OECD at the end of January. The initial information will be exchanged in 2017 and will also regard current accounts opened as of the end of 2015.

FOCUS
Italian Public Development Aid (PDA)

According to the first data reported for 2013, PDA amounted to 0.14 per cent of the Gross National Income (GNI), with a year-on-year increase of 0.01 per cent. The estimates available for 2014 based on unchanged legislation provide for PDA at 0.16 per cent of GNI, confirming the growth trend that began in 2013.

Based on these data, which confirm the turnaround initiated and continued with the 2013 and 2014 Stability Laws, the government reaffirms Italy's commitment to pursue gradual alignment to international standards for cooperation in development (OECD average), with the objective of improving the quality and the quantity of PDA. This will allow Italy to once again highlight: its international profile; its presence in strategic areas; standards of excellence; and comparative advantages.

The schedule established by the 2013 EFD is confirmed for 2015-2017: 0.21-0.24 per cent (2015), 0.23-0.27 per cent (2016), and 0.28-0.31 per cent (2017).
In order to achieve such targets, government measures must concentrate on the quantity and quality of annual appropriations, in particular, through:

•      Continuing efforts to reorganise and streamline development cooperation expenditure, including within the framework of legislative reform of the provisions that govern cooperation (as initiated by the government and currently under review by Parliament), based on principles of unity of action and operation with Parliament;

•      Confirming a gradual annual increase of at least 10 per cent in the appropriations provided by Law No. 49 of 1987, on the basis of the amounts established by the 2014 Budget Law;

98	MINISTERO DELL’ECONOMIA E DELLE FINANZE

V. QUALITY OF PUBLIC FINANCES

• Refinancing of Development funds (in particular, those related to environmental issues), whose negotiations terminate at the end of 2014.

V.2 SPENDING REVIEW

The spending review (SR) represents a key element of the Italian government's economic policy. The SR activity has the following objectives: i) to improve control over expenditure, through process upgrades and cost containment; ii) to allow for proper identification of spending priorities; and iii) to institutionalise the SR process so that it becomes an integral part of budget preparation for the State and other general government entities.
Article 49-bis of Decree-Law No. 69 of 2013 has reinforced the role of the SR Commissioner in comparison with the past, providing for a permanent SR department, empowered to make decisions and proposals (including of a regulatory nature) with respect to all spending categories for a broad range of parties: central government, local government, public entities, and companies controlled directly or indirectly by the general government (except for those companies that issue financial instruments publicly traded on regulated markets).
The Commissioner, whose mandate runs for three years, takes action on the basis of the directives of the Interministerial Committee for the Spending Review24, but operates on a completely autonomous basis, with independence of judgement and evaluation. The Commissioner is empowered to request access to all databases that are set up or operated by the general government. In the exercise of duties, the Commissioner may order inspections and audits to be carried out by the Public Sector Audit Department and the State General Accounting Office, and to request involvement of the Italian Financial Police.
Appointed by Italy's Cabinet on 4 October 2013, the Commissioner submitted his work programme to the Interministerial Committee for review at its meeting on 19 November 201325. Considering the three-year time horizon, the wide range of measures, and the availability of human and other resources (made available by the Ministry of Economy and Finance and other public institutions), the activities inaugurated as of November 2013 are aimed at a structural reorganisation of expenditure, so as to get beyond the linear cuts dictated by emergency situations and to introduce permanent criteria for efficient expenditure management.
The Commissioner's work programme is based on several directives.
First, it establishes the overall objective of cutting the ratio of primary expenditure to GDP between 2013 and 2016 by at least two percentage points.
Second, as also outlined in the work document, it suggests limitations on the use of the resources freed up, using them mainly for lowering taxation on labour and steering the tax wedge back to the level of the Euro Area average, so as to recover Italy's loss of competitiveness versus the main European countries and to bolster the growth of Italy's economy.
Third, it includes the involvement of all of the interested parties, from the administrations to employers and unions, including with the help of external

____
24 The Interministerial Committee is chaired by the Prime Minister, and its members include the Minister of Economy and Finance, the Interior Minister, the Minister for Relationships with Parliament, the Minister for the General Government and Simplification, and the Undersecretary to the Cabinet.
25 http://revisionedellaspesa.gov.it/documenti/Revisione_spesa_-_Programma_di_lavoro_Nov_2013.pdf

MINISTERO DELL’ECONOMIA E DELLE FINANZE	99

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

experts. This has led to the creation of 25 work groups, 17 of which are organised according to individual expenditure centres and 8 of which are organised according to horizontal themes26. The Commissioner has kept employers and unions involved through informal meetings.
With the contribution of the information, analyses and proposals coming from the 25 work groups, the Commissioner has come up with the definition of the measures to be proposed through a method based on four approaches: (i) the comparison, according to COFOG expenditure divisions, with the main countries of the Euro Area, taking into account the greater restrictions to which Italy is subject (see box on methodology); (ii) the analysis of historical series in order to verify the trend of the key public-finance aggregates over time; (iii) analytical benchmarking surveys consisting of normalised statistical comparisons, eliminating factors that, beyond the degree of efficiency, can influence the level of expenditure; and (iv) analyses and studies of specific sectors, including especially the analyses coming from previous SR activity and those prepared by the State General Accounting Department.

FOCUS
Methodology for international comparisons of expenditure

In order to compare Italy's primary expenditure with that of the main Euro Area countries (Belgium, Germany, Ireland, Spain, France, Netherlands, Austria and Finland), an analysis was carried out about the implications for Italy of its higher interest expenditure and its distinct MTO. Indeed, given the goal of bringing Italy's taxation in line with the Euro Area average, Italy's primary expenditure must be equal to the European figure, adjusted for these factors. In addition, the adjustment processes that the Euro Area countries must adopt so as to achieve their MTOs were also taken into account, assuming that they will occur entirely with respect to expenditure.

Using the European Commission's preliminary data for 2013, it is noted that (i) the differential between the interest expenditure-to-GDP ratio for Italy and the average ratio for the Euro Area is approximately 2.58 percentage points, (ii) the MTO-to-GDP ratio for Italy is approximately 0.22 percentage points more stringent; and (iii) the expenditure of the other countries needs to decrease by approximately 2.80 percentage points. Having considered that Italy's primary expenditure is already below the European average, the residual adjustment for Italy would be equal to 4.3 percentage points.

For the second phase of the analysis, it was necessary also to consider the fact that Italy's GDP is significantly below its potential level. The same is true for the other European countries, but to a lesser degree. Taking this factor into account, the ratio of Italy's primary expenditure to GDP needs to decrease by 2.6 percentage points.

The adjustments obtained with the two methodologies were finally redistributed, on the basis of the relative size of the sectors, among the various COFOG expenditure items, taking into account the constraints related to pension expenditure, so as to allow for significant comparisons with the European figure. For additional information, see the published note on methodology (http://revisionedellaspesa.gov.it).

____
26 The 17 groups refer to the Office of the Prime Minister (1), ministries (13), regions (1), provinces (1), and municipalities (1). The horizontal groups will tackle the following issues: purchase of goods and services; buildings; administrative organisation; public sector employment; standard requirements and standard costs; political costs; quality of investment expenditure; and companies in which the public sector holds equity investments.

100	MINISTERO DELL’ECONOMIA E DELLE FINANZE

V. QUALITY OF PUBLIC FINANCES

The first technical recognition phase was concluded at the end of February, in line with the work programme schedule. On 11 March, the Commissioner presented his first indications to the Interministerial Committee. Such indications were considered by the government for the formulation of the public finance objectives outlined in this EFD, with the definition of the legislative and administrative measures to be approved by the end of April 2014, the quantification of the related savings on expenditure in the 2014-2016 period, and the analysis of the macroeconomic and distributive impact of the measures. A second technical-recognition phase is to take place in 2014, as an input to the 2015 Stability Law.
In light of the Commissioner's proposals, the government has outlined a spending reduction programme, with savings of up to €4.5 billion achievable for the remainder of 2014. Taking into account the full effect of the measures undertaken to date and those to be defined during the summer (including important reforms in the structure of the general government), the savings achievable for 2015 and 2016 are significantly higher (up to €17.0 billion and €32.0 billion, respectively, in comparison with the projections based on unchanged legislation).
There are no reductions in appropriations for public education (apart from economies mainly from lower prices expected for the purchase of goods and services), as education expenditure is not above the European average, and spending on education is also designed to create human capital, with positive effects on future economic growth.
The measures also consider the difficulty in cutting certain expenditures (e.g. pensions), and the need to maintain adequate social protection for the weakest segments of the population. The planned measures - some with immediate effect and others with effects that unfold over time - regard various sectors, the principal of which are listed below:
•	Transfers to businesses;
•	Salaries of public sector managers, which appear high in comparison with the European average;
•
Some healthcare expenditures: the healthcare sector entails some delicate areas, thereby suggesting a greater emphasis on wasteful spending, as part of the so-called ‘Healthcare Pact’ with local government;

•
Political costs: these expenditures will need to be the target of additional measures, including those regarding chauffeur-driven automobiles, and the costs of the Ministers' Offices and other offices working in collaboration with the ministries;

•
Appropriations for goods and services, which appear very sizeable and require significant controls: the existence of approximately 30,000 contracting units in Italy can give rise to clear inefficiencies; public contracting can be concentrated with the public procurement company, CONSIP, and other purchasing centres for the regions and large cities in order to generate savings in the medium term; savings are also possible as a result of the improvement in the punctuality of general government trade payments, which should have a favourable effect on purchasing prices.

•	Property management;
•	Reduction of the bank commissions paid by the State for tax collection;

MINISTERO DELL’ECONOMIA E DELLE FINANZE	101

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

•	Better coordination of the police force, so as to avoid overlap in specialised departments and to streamline leasing policies;
•	Streamlining of public entities, savings from electronic invoicing and payment, and consolidation of data processing for the general government;
•
The numerous equity holdings of local governments (excluding those that supply fundamental services to the general public, whose rates need to be adequate) need to be carefully examined with regard to their functions, and with the prospect of a substantial reduction or elimination thereof;

•	Savings on rail transport could also be evaluated (the State's transfers to the Italian National Railways are above those in other European countries), including through revision of tariffs;
•
Defence spending, which should also be revised, including based on the outcome of the preparation of a special White Book, taking into account that Italy's large public debt limits the extent of investment in this sector;

•	Finally, a targeted revision of the costs of independent authorities and chambers of commerce that could ensure the continuation of benefits for the public and businesses.

There are also reorganisation measures to be defined this summer, including their expected savings, such as:
•
Acceleration in the application of standard costs for determining the amounts of transfers to municipalities and for their distribution, with the objective of achieving savings of approximately €600-€800 million in 2015 and €2.3-€2.7 billion in 2016.

•
Reorganisation of the police force, without reducing the quality of security services; this should allow for savings of approximately €800 million in 2015 and €1.7 billion in 2016, through better coordination in the purchase of goods and services, in territorial coverage and in the allocation of the specialised police units; there is no plan to change the current institutional role of the Carabinieri, but a redefinition of the responsibilities of the Forestry Service cannot be excluded.

•
Savings from the integration of digital technologies, estimate at €110 million in 2015 and €2.5 billion in 2016, through extending electronic invoicing to the entire general government, electronic payments and the consolidation of central government data processing; additional savings will be obtained through consolidation of local government data processing.

•
Reorganisation of the activities of the prefectures, firefighters, port authorities and other central government departments with the objective of saving at least €300 million in 2015 and €800 million in 2016.

•	The streamlining, in coordination with the regions, of mountainous communities with the objective of saving approximately €100 million per year in 2015 and 2016.

The spending review is an essential tool for reinforcing transparency as a fundamental aspect of general government, with the objective of improving the use of the public resources through scrutiny from the general public. For this purpose, incentives to change will come from the publication of databanks and

102	MINISTERO DELL’ECONOMIA E DELLE FINANZE

V. QUALITY OF PUBLIC FINANCES

from efficiency and efficacy indicators constructed on data related to public expenditure, with appropriate classifications to highlight the best and worst-performing expenditure areas.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	103

VI. INSTITUTIONAL ASPECTS OF PUBLIC FINANCE

VI.1	IMPLEMENTATION OF THE NEW EU GOVERNANCE FRAMEWORK: LATEST DEVELOPMENTS

In 2013, the process of bringing the national legislative framework with the most recent European guidelines on budgetary rules continued. EU governance has been reinforced in recent years, first with the more stringent budget requirements introduced in the Six Pack1 and, subsequently, with the signing of the Treaty on Stability, Coordination and Governance in the Economic and Monetary Union (inclusive of the Fiscal Compact) and the May 2013 of the regulations for the Euro Area countries2 that form the Two Pack.
In line with the new process introduced by the Two Pack (EU Regulation No. 473/2013) for evaluating the national budget plans of the Euro Area Member States, the budget planning cycle as from 2013 includes the Draft Budgetary Plan (DBP) to be transmitted to European institutions by 15 October of each year. In the DBP of October 2013, Italy provided an update of the macroeconomic and public-finance estimates for the years 2013 and 2014 reported in the previous Stability Programme. The DBP also illustrated the effects on the public accounts and economic growth of the measures contained in the proposed 2014 Stability Law.
In accordance with the commitments undertaken at a European level, Italy's Parliament has authorised3 the government to implement, among other things, the provisions of the Directive No. 85/2011 on the minimum requirements of the budget frameworks of EU Member States included in the Six Pack. The directive establishes several standards for the preparation of statistics and income statements, which the Member States shall introduce into national legislation in order to ensure the full effectiveness of the multilateral surveillance procedure, as well as the quality and solidity of fiscal policies adopted at a national level. The directive also requires national adoption of numerical fiscal rules (in particular, with regard to spending) that facilitate compliance with European obligations. According to the directive, the macroeconomic and public-finance forecasts are to be based on the most up-to-date information, and subject to periodic and impartial evaluation. Should the evaluation determine significant deviations which impact the macroeconomic forecasts at least four consecutive years, the government must undertake the actions necessary to correct the deviations and publicly disclose such actions.

____
1 EU Regulations No. 1173/2011, No. 1174/2011, No. 1175/2011, No.1176/2011 and No. 1177/2011 and Directive No. 85/2011.
2 EU Regulations No. 472/2013 and No. 473/2013.
3 Law No. 96/2013.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	105

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

On the basis of Parliament's enabling legislation, the Italian Cabinet approved a legislative decree4 for implementation of the aforementioned EU Directive; the decree amends the public finance and accounting law5 and integrates the regulations provided by the 'reinforced' law passed in April 2012 for completion of constitutional reform6.
In line with the requirements of the EU Directive, the legislative decree provides that the EFD contain a comparison between the government's forecasts and the European Commission's latest budgetary and macroeconomic forecasts, with the highlighting of the most significant differences. The decree also establishes several principles with regard to the modality employed for making the comparison between the government's forecasts and the Parliamentary Budget Office (PBO) projections. The decree emphasises (i) the PBO's analytical and assessment functions in relation to the macroeconomic and public-finance forecasts contained in the planning documents, and (ii) the observance of the fiscal rules. In compliance with the provisions of the EU Directive, the law also specifies that the government is to transmit a report to Parliament whenever the PBO assessments indicate a significant error with respect to actual results, such as to affect the macroeconomic forecasts for at least four consecutive years. The report must outline the reasons for the disparity between forecast and actual data, and any potential actions that the government intends to undertake.
This requirement is in line with the comply-or-explain principle embedded in the reinforced law of 2012, which requires the government, in the event of significant differences between its forecasts and the PBO projections and if requested by at least one-third of the members of the Parliamentary Budget Commission, to illustrate the reasons for which it deems to confirm its forecasts, or to align its forecasts to those prepared by the PBO.
In line with the directive's provisions concerning public-finance transparency, the law for implementation of the directive requires the EFD to include, among other things, information relating to contingent liabilities and information about funds that are not part of the ordinary budgets. Specific provisions have also reinforced the mechanisms for controlling public sector accounting systems.

VI.2 FISCAL RULES

The rules recently introduced in Europe and adopted at a national level complement the already existing fiscal rules requiring budget discipline within the Italian fiscal governance framework, including: the Domestic Stability Pact, which defines how regions and local government authorities shall contribute to achieving public-finance objectives, and the Healthcare Pact and Pharmaceutical Expenditure ceilings, intended to ensure proper planning of public healthcare expenditure and control the growth of pharmaceutical expenditure.

____
4 Legislative Decree No. 54/2014 for the implementation of EU Directive No. 85/2011 in relation to the requisites for the budget frameworks of the Member States, Official Journal General Series No. 76, 1 April 2014, which went into effect on 2 April 2014.
5 Law No. 196/2009.
6 Law No. 243/2012.

106	MINISTERO DELL’ECONOMIA E DELLE FINANZE

VI. INSTITUTIONAL ASPECTS OF PUBLIC FINANCE

The Domestic Stability Pact7 (DSP) defines specific budgetary constraints applicable to local governments, together with information, communication and certification requirements vis-à-vis the Ministry of Economy and Finance, and a system of sanctions in case of failure to comply and bonuses for ‘virtuous’ entities. The pact provides a rule in terms of budget balance8 for municipalities and provinces, and a nominal growth constraint of the final expenditure of regions.
The Stability Law for 2014-20169 period provides for the easing of the DSP constraints for local governments in 2014 to allow for the exclusion of capital account payments, for up to €1.000 million, and another €500 million in order to accelerate the payment of past-due debts. The previously outlined DSP objectives are confirmed for 2015, while the objectives for subsequent years are more stringent due to measures to streamline and revise expenditure. Other changes provide for replacing, in 2014, the incentives for the top-performing entities (authorised by the previous law) with benefits to participants in the experimentation of a new accounting system to harmonise budgeting within the general government, through reduced financial balance targets. In addition, for 2014 only, a safeguard clause has been introduced to impose a 15 per cent limit on any increase in the objective of the municipalities as recomputed by decree of the MEF on the basis of the new standards. Furthermore, municipalities that assume responsibility for managing services and functions in association with other municipalities will be allowed to reduce their objective, with a corresponding increase in the objective of the associated municipalities.
As already provided by law, as of 2013, municipalities with a population of 1,001-5,000 residents will be subject to the DSP, in addition to the provinces and the municipalities with more than 5,000 residents10. Starting in 2014, unions of municipalities made up of entities whose populations are less than 1,000 and local entities set up as from 2011 will also be subject to the DSP.
The following items are excluded from the computation of the objectives for the year of 2014: resources related to the declaration of a state of emergency due to natural disasters; resources coming from the European Union and from the special accounting treatment of the regions hit by earthquakes on 20 and 29 May 2012; and expenditure that these affected communities have covered with their own resources, including voluntary contributions and donations from the private

____
7 The pact, which was introduced by Article 28 of the legislation related to the 1999 Financial Law, was reformed over the years. The pact was substantially modified in 2008, with the introduction of a three-year budget correction plan for 2009-2011 (Decree-Law No.112/2008, converted by Law No. 133/2008, Article 77-bis). The revision also provided for more stringent penalty mechanisms in the event of non-compliance, and incentives for the top-performing entities.
8 For the purpose of the determination of the specific policy-scenario objective, the DSP parameter of reference is the financial balance between final revenue and final expenditure (net of the collection and granting of receivables), calculated on a mixed-accrual basis (assuming commitments and amounts certified for the current portion, and collections and payments for the capital portion). For each of the years of 2014, 2015 and 2016, the target financial balance is obtained by multiplying average current expenditure for 2009-2011, reported in terms of commitments (as indicated by final account certificates) by a fixed percentage.
9 Law No. 147/2013.
10 The 2014 Stability Law has nonetheless clarified that the population number to be used as a reference for the purpose of determining whether or not an entity is subject to the DSP is the population as indicated in the municipal register (i.e., that reported at the end of the penultimate year prior to the year used as a reference by ISTAT), and not the population as indicated by the census updated every ten years.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	107

ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

sector. Also excluded are expenditures sustained by the State to manage and maintain assets transferred within the framework of fiscal federalism, and part of local entities' expenditure for infrastructure investment.
The easing of the DSP also entailed a revision of the mechanism introduced in 2011 for controlling nominal growth of the public debt of local entities11. As of 2012, the local entities could take on new secured loans and enter into other forms of market financing, only if their annual debt-servicing expenditure, when including the charges for other outstanding financial obligations12 does not exceed 8 per cent of the total of the top three revenue items in accounting statements for the penultimate year prior to the year in which the long-term loans would be taken out13.
In more recent years, the application of the DSP has been made more flexible by integrating its provisions with the Solidarity Pacts intended to make the DSP more sustainable. The flexibility measures provide support to capital payments and additional leeway for investment by local entities14. The Horizontal and Vertical Regional Pacts activated in 2010 respectively allow for readjusting the individual objectives between local entities in the same region, and readjusting the individual objectives between the region and its local entities, in respect of the overall objectives set by the DSP for the individual segments (regions, provinces and municipalities).
Finally, the latest National Horizontal Pact introduced in 2012 allowed for readjusting at national level the objectives between municipalities, while the Vertical Pact introduced in 2014 allows for a region to provide financial leeway to municipalities subject to the DSP that are not part of the region's territory.
The Integrated Regional Pacts, an outgrowth of the Regional Vertical and Horizontal Pacts, will be able to supplant the vertical and horizontal offsetting mechanisms in the next few years, providing the means for achievement of each region's objectives to be agreed directly with the State. The 2014 Stability Law defers the implementation of the Integrated Pacts to 2015.
Regarding savings targets for the regions, the rule introduced in 2002 to control final expenditure continues to apply. As in 2013, the objectives are set with reference to the euro-compatible accruals basis, so as to bring the definition of the objectives in line with the ESA methodology (for national and regional accounts). The computation of the target balance excludes: healthcare expenditure (subject to special rules); expenditure for granting loans; and current and capital expenditure for programmes co-financed by the European Union, in

____
11 Law No. 183/2011, Article 8.
12 Charges for previously contracted long-term secured loans, previously issued bond loans, credit lines and guarantees granted pursuant to Article 207 of the Consolidated Law on local entities, net of state and regional interest subsidies.
13 The legislation previously in effect set a limit of 8 per cent for 2012, 6 per cent for 2013 and of 4 per cent as from 2014.
14 The Horizontal and Vertical Regional Pacts are governed by Article 1, Paragraph 138 et seq. of Law No. 220/2010. The Incentive-Based Vertical Pact is governed by Article 1, Paragraphs 122-126 of the 2013 Stability Law. The Integrated Regional Pact is provided by Article 32, Paragraph 17 of Law No. 183/2011. Finally, the National Horizontal and Vertical Pacts are governed respectively by Article 4-ter of Decree-Law No. 16/2012 and by Paragraph 542 of Article 1 of Law No. 147/2013.

108	MINISTERO DELL’ECONOMIA E DELLE FINANZE

VI. INSTITUTIONAL ASPECTS OF PUBLIC FINANCE

relation to EU financing. There are no changes to a large portion of the exclusions provided by the 2012 Stability Law15.
In addition, the 2014 Stability Law introduces a provision prohibiting regions and local entities from (i) entering into new financial derivatives contracts or loan contracts that include derivatives, and (ii) renegotiating existing derivatives.
In future years, as the targets of the DSP are met, virtuous entities that ensure budget equilibrium will enjoy greater financial autonomy.
In addition to the DSP, the regions are also subject to the rules of the Healthcare Pact, which emphasises proper planning of public healthcare expenditure (which is excluded for the DSP).
The Healthcare Pact fixes the amount to be allocated to the National Heathcare Service (NHS) and also aims to improve the quality of services by ensuring uniformity throughout the system.
The Stability Law for 2014-2016 did not make any changes to the Healthcare Pact, other than the spending review (SR) measures provided in 2012. The SR measures provide for the following as of 2013: i) 10 per cent reduction of prices and corresponding volumes for the purchases of goods and services, with the regions allowed to achieve their economic-financial objectives through alternative measures (while also ensuring equilibrium of the healthcare budget); ii) redetermination of the ceiling for spending on the purchase of medical equipment (4.4 per cent as from 2014); and iii) reduction of purchases from private-sector providers of specialised outpatient care and in-patient care, so as to reduce expenditure by 2.0 per cent between 2011 and 2014.
The SR measures introduced in 2012 with reference to pharmaceutical expenditure reduced the ceiling for territorial expenditure to 11.35 per cent as from 2013. The SR measures also introduced a payback mechanism as of 2013 in the event that in-patient pharmaceutical costs exceed the expenditure ceiling.
As part of the State-Regions Conference, efforts are currently in process to develop a new Healthcare Pact that can reconcile for future years the need to address inefficiencies with the need to ensure the suitability and quality of services.

____
15 Article 32, Paragraph 4 of Law No. 183 of 2011.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	109

The
2014 ECONOMIC AND FINANCIAL DOCUMENT
is available on-line
at the internet address listed below:
www.mef.gov.it • www.dt.tesoro.it • www.rgs.mef.gov.it

ISSN 2239-5539